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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-116482

12,500,000 Shares

Interline Brands, Inc.

Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $15.00 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol "IBI".

        We are selling 12,500,000 shares of common stock. The underwriters have an option to purchase a maximum of 1,875,000 shares of common stock from us and the selling stockholders to cover over-allotments of shares. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer
Per Share	$15.00	$1.0313	$13.9687
Total	$187,500,000	$12,890,625	$174,609,375

        Delivery of the shares of common stock will be made on or about December 21, 2004.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Lehman Brothers
JPMorgan
Robert W. Baird & Co.	William Blair & Company
SunTrust Robinson Humphrey
The date of this prospectus is December 15, 2004.

        You should rely only on the information contained in this document or other documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. Delivery of this prospectus means that the information in this document is materially accurate as of the date of this document.

Dealer Prospectus Delivery Obligation

        Until January 9, 2005 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PRESENTATION OF FINANCIAL INFORMATION

        Our fiscal year is comprised of a 52 or 53 week fiscal year which ends on the last Friday in the month of December. Each 52 week fiscal year is divided into four periods of 13 weeks. Each 53 week fiscal year is divided into four periods of 13, 13, 13 and 14 weeks. Fiscal 2003 refers to the 52 weeks ended December 26, 2003, fiscal 2002 refers to the 52 weeks ended December 27, 2002, fiscal 2001 refers to the 52 weeks ended December 28, 2001, fiscal 2000 refers to the 52 weeks ended December 29, 2000, and fiscal 1999 refers to the 53 weeks ended December 31, 1999. The nine months ended September 24, 2004 refers to the thirty-nine weeks ended September 24, 2004, and the nine months ended September 26, 2003 refers to the thirty-nine weeks ended September 26, 2003. The twelve months ended September 24, 2004 refers to the 52 weeks ended September 24, 2004, and financial information for this period is derived by adding the results of operations for fiscal 2003 with the results of operations for the nine months ended September 24, 2004 and subtracting the results of operations for the nine months ended September 26, 2003.

INDUSTRY AND MARKET DATA

        Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. While we believe these materials are reliable, they have not been verified by any independent sources.

TRADEMARKS

        We have proprietary rights to a number of trademarks important to our business, including Wilmar®, Sexauer®, Maintenance USA®, Barnett®, HardwareExpress®, U.S. Lock®, SunStar® and AF LightingTM.

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PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements included elsewhere in this prospectus. Unless we state otherwise, the terms "we", "us" and "our" refers to Interline Brands, Inc., a Delaware corporation, and our consolidated subsidiaries and the term "Interline Opco" refers to Interline Brands, Inc., a New Jersey corporation and our principal operating subsidiary. Unless we state otherwise, the information in this prospectus gives effect to our reincorporation merger and the other transactions described in "Certain Relationships and Related Transactions—Reorganization Transactions." Some of the statements in this summary are forward-looking statements. For more information, please see "Forward-Looking Statements."

Our Company

General

        We are a leading national distributor and direct marketer of specialty maintenance, repair and operations (MRO) products. We have been in business for over 25 years. We stock over 45,000 plumbing, electrical, hardware, security hardware, heating, ventilation and air conditioning (HVAC) and other MRO products and sell to over 150,000 active customer accounts. We are able to realize higher operating margins by focusing on repair, maintenance, remodeling and refurbishment customers, who generally make smaller, more frequent purchases and require high levels of service. Our diverse customer base includes facilities maintenance customers, professional contractors and specialty distributors. We generated net sales of $640.1 million and $548.4 million, and operating income of $61.6 million and $52.4 million, for the year ended December 26, 2003 and for the nine months ended September 24, 2004, respectively.

        The following charts illustrate the customers we serve and the net sales contribution of our product offerings for the twelve months ended September 24, 2004:

Net Sales—By Customer Type	Net Sales—By Product Offering

        We market and sell our products primarily through eight distinct and targeted brands, each of which is nationally recognized in the markets we serve for providing premium products at competitive prices with reliable same-day or next-day delivery. Our multi-brand operating model, which we believe is unique in the industry, allows us to use a single platform to deliver tailored products and services to meet the individual needs of each respective customer group served. We reach our markets using a variety of sales channels and deliver our products through our broad distribution network, which allows us to provide reliable, same-day or next-day delivery service to 98% of the U.S. population.

Industry and Market Overview

        The MRO distribution industry is approximately $300 billion in size and encompasses the supply of a wide range of products, including plumbing and electrical supplies, hand-tools, janitorial supplies, safety equipment and many other categories. The MRO distribution industry is highly fragmented and primarily composed of small, local and regional companies.

        Within the MRO distribution industry, we focus on serving customers in three principal end markets: facilities maintenance, professional contractors and specialty distributors. We estimate that the markets we serve are approximately $80 billion in size in the aggregate.

Our Strengths

        We believe our competitive strengths include:

  •
  Unique Operating Model and Brand Marketing Strategy. We have developed targeted product and service offerings for each of our eight major brands, which focus on specific customer end markets and provide multiple service and delivery options at varying price levels.

  •
  Highly Integrated, Industry Leading Information Technology and Logistics Platform. We operate a sophisticated information technology and logistics platform supporting our major business functions across our brands, allowing us to manage customer relationships and to track and efficiently distribute thousands of products, enabling us to achieve significant operating and financial efficiencies, and providing us with a springboard to pursue our strategic growth initiatives without substantial incremental investment in our platform.

  •
  National Scope with Local Market Presence and Superior Customer Service. We have a network of 63 regional distribution centers and a national distribution center (NDC) strategically located to serve the largest metropolitan areas throughout the United States and Canada, enabling us to provide reliable, same-day or next-day delivery service to over 98% of the U.S. population.

  •
  Leading Domestic and Proprietary Product Lines. We offer over 45,000 MRO products, including well-recognized product lines as well as a number of high quality, private label product lines.

  •
  Strong, Experienced Management Team. We have assembled an experienced, successful senior management team, whose members have held executive positions in some of the nation's leading distribution companies.

        As further described in "Risk Factors" beginning on page 8 of this prospectus, our business operates in an industry that is large, fragmented and highly competitive. We face significant competition from national and regional distributors as well as traditional channels of distribution. In addition, our industry is undergoing changes driven by industry consolidation and increased customer demands, which could further increase competition and make it more difficult for us to maintain our operating margins. Finally, our competitors may offer a greater variety of products that we offer or have greater financial resources than we do.

Growth Strategy

        Our objective is to become the leading supplier of MRO products to our three principal end markets: facilities maintenance, professional contractor and specialty distributor. In pursuing this objective, we plan to increase our net sales, earnings and return on invested capital by capitalizing on our information technology and logistics platform to successfully execute our organic growth, geographic expansion, operating efficiency and strategic acquisition initiatives.

  •
  Organic Growth Initiatives. We seek to further penetrate the markets we serve and expand into new product areas by utilizing and expanding a number of our already successful marketing strategies, including:

  •
  expanding our national accounts program,

    •
    increasing customer use of our supply chain management services,

    •
    continuing to develop proprietary products under our private label brands, and

    •
    selectively adding new products and new categories to our various brand offerings.

  •
  Geographic Expansion Opportunities. We believe we can further penetrate the markets we serve and expand into new markets, including through increasing the number of our field sales and telesales territories to serve additional sales regions and other initiatives.

  •
  Increased Operating Efficiencies. We will continue to focus on enhancing our operating efficiency, which will increase profitability, improve our cash conversion cycle and increase our return on invested capital.

  •
  Strategic Acquisitions. We will continue to maintain a disciplined acquisition strategy of adding new customers in currently served markets and pursuing acquisitions of established brands in new markets in an effort to leverage our operating infrastructure.

The Transactions

        Prior to this offering, we conducted our business through Interline Opco. Since our management team and significant stockholders wish to have a Delaware holding company for this initial public offering, immediately prior to the closing of this offering, Interline Opco will merge with and into our subsidiary, Interline Subsidiary, Inc., with Interline Opco surviving as our principal operating subsidiary. In this reincorporation merger, holders of the preferred stock of Interline Opco will receive cash and shares of our common stock, holders of Interline Opco's common stock will receive shares of our common stock and we will receive all of the outstanding shares of common stock and preferred stock of Interline Opco. In the reincorporation merger, holders of Interline Opco preferred stock will receive in the aggregate $55.0 million in cash and 19,183,333 shares of our common stock. Holders of Interline Opco preferred stock issued on May 16, 2000 will receive $2.38 in cash and 0.83097 shares of our common stock per share of Interline Opco preferred stock held and holders of Interline Opco preferred stock issued on September 29, 2000 will receive $2.26 in cash and 0.78944 shares of our common stock per share of Interline Opco preferred stock held. In addition, holders of Interline Opco common stock will receive 0.01218 shares of our common stock per share of Interline common stock held, or an aggregate of 66,667 shares of our common stock. Finally, in the reincorporation merger, options to purchase shares of the common stock of Interline Opco will be converted into options to purchase shares of our common stock. Investors in this offering will purchase shares of our common stock. We refer to these reorganization transactions, together with the other transactions described in "Certain Relationships and Related Transactions—Reorganization Transactions," collectively in this prospectus as the Transactions.

Information About Us

        Our principal executive offices are located at 801 W. Bay Street, Jacksonville, Florida 32204 and our telephone number is (904) 421-1400.

The Offering

Common stock offered by Interline Brands, Inc.	12,500,000 shares
Common stock to be outstanding immediately after this offering	31,750,000 shares
New York Stock Exchange symbol	IBI
Use of proceeds	We intend to use the net proceeds we receive from the sale of shares to:
• Repay a portion of the term loan under Interline Opco's credit facility;
• Pay costs to terminate Interline Opco's interest rate swap agreements;
• Redeem or repurchase a portion of the 11.5% senior subordinated notes due 2011 of Interline Opco (the 11.5% notes);
• Pay the cash portion of the consideration to the preferred stockholders of Interline Opco in our reincorporation merger;

with the balance of any proceeds available for working capital and general corporate purposes. In the event the underwriters exercise their over-allotment option, we will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See "Use of Proceeds."
Dividends
We have not in the past distributed any cash dividends on our common stock and currently have no plans to do so. The declaration of future dividends is, however, subject to the discretion of our board of directors in light of all relevant factors, including earnings, financial conditions and capital requirements and to provisions in Interline Opco's debt instruments and its ability to distribute dividends to us.
Risk Factors
Investment in our common stock involves substantial risks. You should carefully read and consider the information set forth under "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

        Unless we specifically state otherwise, the information in this prospectus:

  •
  assumes that the underwriters will not exercise the over-allotment option granted to them by us and the selling stockholders;

  •
  gives effect to the reincorporation merger and the other Transactions described more fully in "Certain Relationships and Related Transactions—Reorganization Transactions"; and

  •
  excludes, in the number of shares of common stock to be outstanding after this offering, options to purchase 2,327 shares of common stock outstanding at September 24, 2004, at a weighted-average exercise price of $500.59 per share, options to purchase 1,835,218 shares of common stock to be granted immediately prior to this offering at an exercise price equal to the offering price, options to purchase 590,465 shares of common stock to be granted immediately prior to this offering at a weighted-average exercise price of $24.00 per share and shares to be issued in connection with restricted stock awards to be granted to certain members of our management, as described in "Management—Incentive Plans—2004 Equity Incentive Plan—Initial Awards," and to certain directors as described in "Management—Board Structure and Compensation—Directors' Compensation."

Summary Historical and Unaudited Pro Forma Consolidated Financial Data

        The table below provides a summary of our historical consolidated financial data for fiscal 2001, 2002 and 2003 and for the nine months ended September 26, 2003 and September 24, 2004 and our pro forma consolidated financial data for fiscal 2003 and for the nine months ended September 24, 2004. The historical financial data for fiscal 2001, 2002 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical financial data for the nine months ended September 26, 2003 and September 24, 2004 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The unaudited pro forma consolidated financial data have been prepared by management and give effect to the transactions described in "Unaudited Pro Forma Condensed Consolidated Financial Information."

        The information presented below should be read in conjunction with "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Consolidated Financial Information," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included elsewhere in this prospectus.

							Pro Forma Nine Months Ended September 24, 2004
	Fiscal Year Ended			Pro Forma Fiscal Year Ended December 26, 2003	Nine Months Ended
	December 28, 2001	December 27, 2002	December 26, 2003		September 26, 2003	September 24, 2004
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$609,356	$637,530	$640,138	$640,138	$481,235	$548,383	$548,383
Gross profit	225,203	236,318	244,244	244,244	182,994	209,854	209,854
Selling, general and administrative expenses	157,801	164,328	171,091	171,091	126,678	148,062	148,062
Depreciation and amortization	16,526	11,282	10,949	10,949	8,759	9,414	9,414
Special costs and expenses(1)	3,061	4,893	607	607	510	—	—

Operating income	47,815	55,815	61,597	61,597	47,047	52,378	52,378
Changes in fair value of interest rate swaps	6,874	5,825	(5,272)	—	(3,284)	(6,201)	—
Loss on extinguishment of debt	—	—	14,893	—	14,893	—	—
Interest expense, net	40,004	38,625	40,317	23,210	30,046	30,498	16,881
Other expense (income)	—	—	(40)	(40)	(46)	(300)	(300)
Provision (benefit) for income taxes	2,595	4,219	4,547	14,971	2,565	11,246	14,064
Cumulative effect of change in accounting principle	3,221	—	—	—	—	—	—

Net income (loss)	(4,879)	7,146	7,152	23,456	2,873	17,135	21,733
Preferred stock dividends	(37,024)	(42,470)	(48,623)	—	(35,905)	(41,155)	—

Net income (loss) applicable to common stockholders	$(41,903)	$(35,324)	$(41,471)	$23,456	$(33,032)	$(24,020)	$21,733

Earnings Per Share Data:
Net income (loss) per common share:
Basic and diluted	$(7.78)	$(6.56)	$(7.71)	$0.74	$(6.13)	$(4.45)	$0.68
Weighted average shares outstanding, in thousands
Basic	5,385	5,385	5,381	31,750	5,385	5,400	31,750
Diluted	5,385	5,385	5,381	31,750	5,385	5,400	31,750
Other Financial Data:
Adjusted EBITDA(2)	$64,341	$67,097	$72,586	$72,586	$55,852	$62,092	$62,092
Capital expenditures	8,214	4,944	4,556	4,556	3,495	5,359	5,359
Capital expenditures as a percentage of net sales	1.3%	0.8%	0.7%	0.7%	0.7%	1.0%	1.0%
Balance Sheet Data (end of period):
Cash and cash equivalents	$3,327	$5,557	$1,612		$22,702	$4,494	$3,384
Working capital	120,728	123,284	152,762		167,560	164,774	165,773
Total assets	546,308	551,718	565,282		568,356	605,447	606,730
Total debt	326,070	326,024	341,525		343,275	343,275	241,275
Senior preferred stock	288,732	331,202	379,612		367,108	420,767	—
Stockholders' equity (deficiency)	(189,092)	(223,683)	(264,536)		(256,127)	(288,497)	242,147

(1)
Special costs and expenses consist of costs associated with acquisition and recapitalization activities, including integration and assimilation expenses, severance payments and transaction fees and expenses.

(2)
Adjusted EBITDA represents net income plus interest expense, change in fair value of interest rate swaps, cumulative change in accounting principle, loss on extinguishment of debt, provision for income taxes and depreciation and amortization. Adjusted EBITDA differs from earnings before interest, taxes, depreciation and amortization (or EBITDA) and may not be comparable to EBITDA or Adjusted EBITDA as reported by other companies. The computation of Adjusted EBITDA is as follows:

							Pro Forma Nine Months Ended September 24, 2004
	Fiscal Year Ended			Pro Forma Fiscal Year Ended December 26, 2003	Nine Months Ended
	December 28, 2001	December 27, 2002	December 26, 2003		September 26, 2003	September 24, 2004
	(dollars in thousands)
Net income (loss)	$(4,879)	$7,146	$7,152	$23,456	$2,873	$17,135	$21,733
Interest expense (income), net	40,004	38,625	40,317	23,210	30,046	30,498	16,881
Change in fair value of interest rate swaps	6,874	5,825	(5,272)	—	(3,284)	(6,201)	—
Cumulative effect of change in accounting principle	3,221	—	—	—	—	—	—
Loss on extinguishment of debt	—	—	14,893	—	14,893	—	—
Provision for income taxes	2,595	4,219	4,547	14,971	2,565	11,246	14,064
Depreciation and amortization	16,526	11,282	10,949	10,949	8,759	9,414	9,414

Adjusted EBITDA	$64,341	$67,097	$72,586	$72,586	$55,852	$62,092	$62,092

  Adjusted EBITDA is presented herein because we believe it to be relevant and useful information to our investors as it is used by our management to evaluate the operating performance of our business and compare our operating performance with that of our competitors. Management also uses Adjusted EBITDA for planning purposes, including the preparation of annual operating budgets, to determine appropriate levels of operating and capital investments and as one of the target elements in our compensation incentive programs. Adjusted EBITDA excludes certain items, including change in fair value of interest rate swaps and loss on extinguishment of debt, that relate to financing transactions and which we believe are not indicative of our core operating results. We therefore utilize Adjusted EBITDA as a useful alternative to net income as an indicator of our operating performance. However, Adjusted EBITDA is not a measure of financial performance under GAAP and Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income. While we believe that some of the items excluded from Adjusted EBITDA are not indicative of our core operating results, these items do impact our income statement, and management therefore utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures such as net income and gross margin.

RISK FACTORS

        An investment in our common stock involves risks. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock. Any of the risk factors we describe below could adversely affect our business, results of operations and financial condition. The market price of our common stock could decline and you may lose some or all of your investment if one or more of these risks and uncertainties develop into actual events.

Risks Relating to Our Business

Disruption in our information technology system could significantly lower our revenues and profitability.

        Our operations are dependent upon our integrated information technology system that encompasses all of our major business functions. We rely upon our information technology system to manage and replenish inventory, to fill and ship customer orders on a timely basis and to coordinate our sales and marketing activities across all of our brands. We believe that our information technology system plays a key role in our ability to achieve operating and financial efficiencies. A substantial disruption of our information technology system for any prolonged time period could result in delays in receiving inventory and supplies or filling customer orders and, accordingly, could significantly lower our revenues and profitability.

Disruption in our national distribution center could significantly lower our revenues and profitability.

        We currently maintain a national distribution center located in Nashville, Tennessee, which is essential to the efficient operation of our national distribution network. Any serious disruption to this distribution center due to fire, earthquake, act of terrorism or any other cause could damage a significant portion of our inventory and could materially impair our ability to distribute our products to customers. In addition, we could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace the center. As a result, any such disruption could significantly lower our revenues and profitability.

We operate in a highly competitive industry and if we are unable to compete successfully we could lose customers and our sales may decline.

        The MRO product distribution industry is a large, fragmented industry that is highly competitive. We face significant competition from national and regional distributors, which market their products through the use of direct sales forces as well as direct mail and catalogs. In addition, we face competition from traditional channels of distribution such as retail outlets, small dealerships and large warehouse stores, and from buying groups formed by smaller distributors, Internet based procurement service companies, auction businesses and trade exchanges. We expect that new competitors may develop over time as Internet based enterprises become more established and reliable and refine their service capabilities.

        In addition, the MRO product distribution industry is undergoing changes driven by industry consolidation and increased customer demands. Traditional MRO product distributors are consolidating operations and acquiring or merging with other MRO product distributors to achieve economies of scale and increase efficiency. This consolidation trend could cause the industry to become more competitive and make it more difficult for us to maintain our operating margins.

        Competition in our industry is primarily based upon product line breadth, product availability, service capabilities and price. To the extent that existing or future competitors seek to gain or retain market share by reducing price or by increasing support service offerings, we may be required to lower our prices or to make additional expenditures for support services, thereby reducing profitability.

Slowdowns in general economic activity and other unforeseen events may detrimentally impact our customers and thereby significantly reduce our revenues and profitability.

        The MRO product distribution industry is affected by changes in economic conditions outside our control, including national, regional and local slowdowns in general economic activity and job markets, which can result in increased vacancies in the residential rental housing market and a general decrease in product demand from professional contractors and specialty distributors. For example, the slowdown in economic activity during fiscal 2003 and 2002 resulted in less apartment unit refurbishment and renovation which reduced demand for our products and depressed revenue growth. Economic slowdowns, adverse economic conditions or cyclical trends in our customer markets and other unforeseen events, such as terrorist attacks or armed hostilities, could negatively affect our industry or the industries in which our customers operate and significantly reduce our revenues and profitability.

Loss of our key suppliers, lack of product availability or loss of delivery sources could decrease our revenues and profitability.

        We believe our ability to offer a combination of well recognized product lines and our high-quality, low-priced private label product lines has been a significant factor in attracting and retaining many of our customers and is one of our core competitive strengths. Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers or other suppliers. While in many instances we have agreements, including supply chain agreements, with our suppliers, these agreements are generally terminable by either party on limited notice. The loss of, or a substantial decrease in the availability of, products from our suppliers, or the loss of our key supplier agreements, could cause our revenues and profitability to decrease. In addition, supply interruptions could arise from shortages of raw materials, labor disputes or weather conditions affecting products or shipments, transportation disruptions or other factors beyond our control. Loss of a key foreign supplier could disrupt our supply chain for approximately 60 to 90 days and loss of key suppliers from an individual country could result in disruptions of 120 to 150 days or longer. Short and long term disruptions in our supply chain would result in higher inventory levels as we replace similar product domestically, a higher cost of product and ultimately a decrease in our revenues and profitability. Although no individual vendor represents more than 5% of our total purchases, a disruption in the timely availability of our product by our key suppliers could result in a decrease in our revenues and profitability.

        Our ability to both maintain our existing customer base and to attract new customers is dependent in many cases upon our ability to deliver products and fulfill orders in a timely and cost-effective manner. To ensure timely delivery of our products to our customers, we frequently rely on third parties, including couriers such as UPS and other national shippers as well as various local and regional trucking contractors. Outsourcing this activity generates a number of risks, including decreased control over the delivery process and service timeliness and quality. Any sustained inability of these third parties to deliver our products to our customers could result in the loss of customers or require us to seek alternative delivery sources, if they are available, which may result in significantly increased costs and delivery delays. Furthermore, the need to identify and qualify substitute service providers or increase our internal capacity could result in unforeseen operations problems and additional costs. Moreover, if customer demand for our products increases, we may be unable to secure sufficient additional capacity from our current service providers, or others, on commercially reasonable terms, if at all.

In some cases we are dependent on long supply chains, which may subject us to interruptions in the supply of many of the products that we distribute.

        A significant portion of the products that we distribute is imported from foreign countries, including China. We are thus dependent on long supply chains for the successful delivery of many of our products. The length and complexity of these supply chains make them vulnerable to numerous risks, many of which are beyond our control, which could cause significant interruptions or delays in delivery of our products. Factors such as labor disputes, changes in tariff or import policies, severe weather or terrorist attacks or armed hostilities may disrupt these supply chains. We expect more of our name brand and private label products will be imported in the future, which will further increase these risks. A significant interruption in our supply chains caused by any of the above factors could result in increased costs or delivery delays and result in a decrease in our revenues and profitability.

Fluctuations in the cost of raw materials could significantly reduce our revenues and profitability.

        As a distributor of manufactured products, our profitability is tied to the prices we pay to the manufacturers from which we purchase our products. The price that our suppliers charge us for our products is dependent in part upon the availability and cost of the raw materials used to produce those products. Such raw materials are often subject to price fluctuations, frequently due to factors beyond our control, including changes in supply and demand, general U.S. and international economic conditions, labor costs, competition, and government regulation. Inflationary and other increases in the costs of raw materials, such as copper prices in the first quarter of fiscal 2003, have occurred in the past and have impacted our operating results. If such cost increases recurred in the future and were prolonged, our revenues and profitability could be significantly diminished.

The loss of any of our significant customers could significantly reduce our revenues and profitability.

        Our 10 largest customers generated approximately $59.0 million, or 8.3% of our sales in the twelve months ended September 24, 2004, and our largest customer accounted for approximately 4.5% of our sales in the twelve months ended September 24, 2004. The loss of one or more of our significant customers or a deterioration in our relations with any of them could significantly reduce our sales and profitability.

We may not be able to facilitate our growth strategy by identifying or completing transactions with attractive acquisition candidates, which could impede our revenues and profitability.

        Our acquisitions of Barnett in 2000 and Florida Lighting in 2003 have contributed significantly to our growth. An important element of our growth strategy is to continue to seek additional businesses to acquire in order to add new customers within our existing markets and to acquire brands in new markets. We cannot assure you that we will be able to identify attractive acquisition candidates or complete the acquisition of any identified candidates at favorable prices and upon advantageous terms and conditions. Furthermore, we believe that our industry is currently in a process of consolidation, and competition for attractive acquisition candidates is therefore likely to escalate, thereby limiting the number of acquisition candidates or increasing the overall costs of making acquisitions. Difficulties we may face in identifying or completing acquisitions could impede our revenues and profitability.

We cannot assure you that we will be able to successfully complete the integration of future acquisitions or manage other consequences of our acquisitions, and this could impede our ability to remain competitive and, ultimately, our revenues and profitability.

        Acquisitions involve significant risks and uncertainties, including difficulties integrating acquired personnel and other corporate cultures into our business, the potential loss of key employees, customers or suppliers, the assumption of liabilities and exposure to unforeseen liabilities of acquired companies, the difficulties in achieving target synergies and the diversion of management attention and resources from existing operations. Although we have been successful in the past in integrating Barnett and Florida Lighting, we may not be able to fully integrate the operations of future acquired businesses with our own in an efficient and cost-effective manner or without significant disruption to our existing operations. We may also be required to incur additional debt in order to consummate acquisitions in the future, which debt may be substantial and may limit our flexibility in using our cash flow from operations. Our failure to integrate future acquired businesses effectively or to manage other consequences of our acquisitions, including increased indebtedness, could impede our ability to remain competitive and, ultimately, our revenues and profitability.

If we are unable to retain senior executives and attract and retain other qualified employees our growth might be hindered, which could impede our ability to run our business and potentially reduce our revenues and profitability.

        Our success depends in part on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. We face significant competition for these types of personnel in our industry. We may be unsuccessful in attracting and retaining the personnel we require to conduct and expand our operations successfully and, in such an event, our revenues and profitability could decline. In addition, key personnel may leave us and compete against us. Our success also depends to a significant extent on the continued service of our senior management team, including Messrs. Grebe, Sanford, Pray, Blackmon and Howard, with whom we have employment agreements. Messrs. Grebe and Sanford have served as officers of Interline Opco since 1998 and 1999, respectively. The loss of any member of our senior management team or other qualified employees could impair our ability to execute our business plan and growth strategy, cause us to lose customers and reduce our net sales, or lead to employee morale problems and/or the loss of key employees.

We may not be able to protect our trademarks which could diminish the strength of our trademarks or limit our ability to use our trademarks and, accordingly, undermine our competitive position.

        We believe that our trademarks are important to our success and our competitive position. For instance, we market and sell products primarily through eight distinct and targeted brands: Wilmar®, Sexauer®, Maintenance USA®, Barnett®, Hardware Express®, U.S. Lock®, SunStar® and AF Lighting™. We believe many of our customers have developed strong consumer loyalty to these targeted brands. Accordingly, we devote resources to the establishment and protection of our trademarks, including with respect to our brand names and our private product labels. However, the actions we have taken may be inadequate to prevent imitation of our brands and concepts by others or to prevent others from claiming violations of their trademarks and proprietary rights by us. In addition, others may assert rights in our trademarks. Our exclusive rights to our trademarks are subject to the common law rights of any other person who began using the trademark (or a confusingly similar mark) prior to the date of federal registration. Future actions by third parties may diminish the strength of our trademarks or limit our ability to use our trademarks and, accordingly, undermine our competitive position.

We could face potential product quality and product liability claims relating to the products we distribute, which could result in a decline in revenues and profitability and negatively impact customer confidence.

        We rely on manufacturers and other suppliers to provide us with the products we sell and distribute. As we do not have direct control over the quality of the products manufactured or supplied by such third party suppliers, we are exposed to risks relating to the quality of the products we distribute. It is possible that inventory from a manufacturer or supplier could be sold to our customers and later be alleged to have quality problems or to have caused personal injury, subjecting us to potential claims from customers or third parties. The risk of claims may be greater with respect to our private label products, as these products are customarily manufactured by third party suppliers outside the United States, particularly in China. We have been subject to claims in the past, which have been resolved without material financial impact. While we currently maintain insurance coverage to address these types of liabilities, we cannot assure you that we will be able to obtain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant time periods, regardless of the ultimate outcome. An unsuccessful product liability defense could be highly costly and accordingly result in a decline in revenues and profitability. In addition, uncertainties with respect to the Chinese legal system may adversely affect us in resolving claims arising from our private label products manufactured in China. Because many laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform. Finally, even if we are successful in defending any claim relating to the products we distribute, claims of this nature could negatively impact customer confidence in our products and our company.

Our indebtedness may limit our cash flow available to invest in the ongoing needs of our business, which could prevent us from fulfilling our obligations.

        As of September 24, 2004, after giving effect to this offering and the application of the net proceeds as described under "Use of Proceeds," our total indebtedness would have been $250.3 million (of which $9.0 million would have been outstanding in the form of letters of credit), our stockholders' equity would have been $242.1 million, and Interline Opco would have had approximately $84.0 million in additional revolving loan availability under its amended revolving loan facility.

        Our indebtedness could have important consequences, including:

  •
  our debt could limit our ability to obtain additional financing on satisfactory terms in the future for working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  a significant portion of our cash flow from operations must be dedicated to the payment of principal and interest on our debt, which will reduce the funds available to us for our operations;

  •
  some of our debt is, and will continue to be, at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;

  •
  our debt could limit our flexibility in planning for, or reacting to, changes in our business or our industry;

  •
  our debt may potentially place us at a competitive disadvantage to the extent we are more highly leveraged than some of our competitors;

  •
  our debt could make it more difficult for us to satisfy our obligations under Interline Opco's credit facility, exposing us to the risk of default on our secured debt, which could result in a foreclosure on our assets, and in turn negatively affect our ability to operate as a going concern;

  •
  our failure to comply with the financial and other restrictive covenants in the documents governing our indebtedness could result in an event of default that, if not cured or waived, could harm our business or prospects and could result in our filing for bankruptcy; and

  •
  our debt may make us more vulnerable to a further downturn in the economy, our industry or our business.

        Our level of indebtedness increases the possibility that we may be unable to generate sufficient cash to pay when due the principal of, interest on or other amounts due in respect of our indebtedness. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments or for other purposes, subject to the restrictions contained in the documents governing our indebtedness. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, would increase. We cannot be certain that our earnings will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do. Our ability to incur additional debt will be limited by the terms and conditions of Interline Opco's amended credit facility. The current limitation is expected to be the lesser of the maximum amount of the $100.0 million revolving credit facility and the maximum leverage allowable under the credit agreement governing the amended credit facility. As of September 24, 2004, the maximum additional debt under the amended credit facility that we could incur would have been $84.0 million.

Risks Related to the Offering and Ownership of our Common Stock

Our stock price may be volatile and you may lose all or part of your investment.

        The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the offering price. The market price of our common stock may fluctuate based on a number of factors in addition to those listed in this prospectus, including:

  •
  our operating performance and the performance of our competitors and other similar companies;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

  •
  changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

  •
  changes in general economic conditions;

  •
  the number of shares to be publicly traded after this offering;

  •
  actions of our current stockholders, including sales of common stock by our directors and executive officers;

  •
  the arrival or departure of key personnel;

  •
  acquisitions, strategic alliances or joint ventures involving us or our competitors; and

  •
  other developments affecting us, our industry or our competitors.

        In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

You will experience immediate and substantial dilution as the net tangible book value of the shares of common stock will be substantially lower than the offering price.

        The initial public offering price of the shares of common stock is substantially higher than the net tangible book value per share of the outstanding common stock. As a result, if we were liquidated for book value immediately following this offering, you would experience immediate and substantial dilution of $16.48 per share of common stock. Dilution is the difference between the offering price per share and the net tangible book value per share of our common stock. See "Dilution" for a discussion about how net tangible book value is calculated.

Future sales of shares could depress our stock price.

        Sales of a substantial number of shares of our common stock, or the perception that a large number of shares will be sold, could depress the market price of our common stock. After this offering, our current stockholders will own beneficially approximately 60.6% of the outstanding shares of our common stock, or approximately 55.0% if the underwriters' over-allotment option is exercised in full. We, our executive officers and directors, the selling stockholders and other significant stockholders have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions and extensions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Credit

Suisse First Boston LLC and Lehman Brothers Inc. All of the 19,250,000 shares that were outstanding immediately prior to this offering will be eligible for resale after the expiration of this lock-up period. Shares of common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up. In addition, our amended and restated by-laws impose restrictions on sales and other transfers of our stock by our current stockholders (after giving effect to the reincorporation merger, but prior to giving effect to this offering) during the initial 180-day period beginning from the date of this prospectus, and for a period of up to 365 days thereafter. See "Description of Capital Stock—Transfer Restrictions in By-Laws."

        After this offering, the holders of approximately 19,500,408 shares of our common stock (including shares issuable upon the exercise of outstanding options) will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares reserved for issuance under our employee stock option plans.

        See the information under the heading "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sales upon completion of this offering.

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

        There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

We will incur charges against our earnings in the quarter in which this offering is consummated and may do so in subsequent periods.

        In connection with the Transactions, we anticipate granting to members of our senior management team an aggregate of 175,820 restricted shares. The restricted stock awards granted will vest, contingent upon the executive's continued employment, in one-third installments over three years provided we attain pre-established annual increases in our earnings per share as established by our compensation committee prior to the award of the restricted stock awards. The restricted stock awards will also vest if the executive remains in our employ for seven years on the seventh anniversary of the date of grant. In addition, we anticipate granting to two directors an aggregate of 10,000 restricted stock awards. Such awards vest pro rata over two years. We also anticipate forgiving loans to our executive officers in the aggregate amount of approximately $1.9 million, making an additional cash payment of approximately $1.1 million in respect of their tax obligations arising from such loan forgiveness, and paying a one-time bonus upon the closing of the offering to eleven of our senior employees equal to approximately $6.2 million in the aggregate. As a result, we will incur charges of approximately $9.2 million against earnings in the quarter in which we consummate this offering and expect further non-cash charges in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Charges Relating to Executive Compensation" for more information.

Our certificate of incorporation and by-laws contain provisions that may discourage a takeover attempt and limit the price that investors may be willing to pay in the future for shares of our common stock.

        Provisions contained in our certificate of incorporation and by-laws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our certificate of incorporation and by-laws impose various procedural and other requirements, which could make it more difficult for stockholders to effect some corporate actions. For example, our certificate of incorporation authorizes our board to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus our board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deferred as a result of our having three classes of directors. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock" for additional information on the anti-takeover measures applicable to us.

We are a holding company and our only material source of cash is and will be distributions from Interline Opco.

        We are a holding company with no material business operations of our own. Our most significant asset is the capital stock of Interline Opco. We conduct virtually all of our business operations through Interline Opco. Accordingly, our only material sources of cash are dividends and distributions with respect to our ownership interests in Interline Opco that are derived from the earnings and cash flow generated by Interline Opco. Interline Opco might not generate sufficient earnings and cash flow to pay dividends or distributions in the future. Indebtedness under Interline Opco's credit facility and 11.5% notes may limit or prohibit the payment of dividends or other distributions to us.

We have not historically paid, and do not presently intend to pay, cash dividends.

        We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends on our common stock in the foreseeable future. In addition, the debt instruments of Interline Opco limit its ability to pay dividends to us. We intend to retain earnings to finance operations and the expansion of our business. Therefore, any gains from your investment in our common stock must come from an increase in its market price.

We are controlled by affiliates of Parthenon Capital, J.P. Morgan Partners and Sterling Investment Partners, whose interests in our business may be different than yours.

        Parthenon Capital, J.P. Morgan Partners (23A SBIC) L.P. and Sterling Investment Partners and their respective affiliates own approximately 50.2% of the issued and outstanding shares of our common stock and, through a proxy granted to Parthenon Capital in our amended and restated shareholders agreement, have shared voting power over approximately 77.6% of the issued and outstanding shares of our common stock. The proxy will terminate upon consummation of this offering. Immediately following this offering, these stockholders will continue to own 33.2% of the outstanding shares of our common stock or 32.0% if the underwriters' over-allotment option is exercised in full. Accordingly, these parties can exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders, including the adoption of amendments to our certificate of incorporation and the approval of mergers or sales of substantially all of our assets. The concentration of ownership also may delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of these stockholders. We cannot assure you that the interests of these stockholders will not conflict with your interests.

        For additional information regarding the share ownership of, and our relationships with, these stockholders, you should read the information under the headings "Principal Stockholders" and "Certain Relationships and Related Transactions."

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are subject to risks and uncertainties. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "may," "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, the following:

  •
  material facilities and systems disruptions and shutdowns,

  •
  our ability to purchase products from suppliers on favorable terms,

  •
  product costs and price fluctuations due to market conditions,

  •
  failure to locate and acquire acquisition candidates,

  •
  dependence on key employees,

  •
  our level of debt,

  •
  interest rate fluctuations,

  •
  future cash flows,

  •
  the highly competitive nature of the maintenance, repair and operations distribution industry,

  •
  general market conditions,

  •
  changes in consumer preferences,

  •
  adverse publicity and litigation,

  •
  labor and benefit costs and

  •
  the other factors described under "Risk Factors."

        All information contained in this prospectus is materially accurate as of the date of this prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by federal securities laws.

USE OF PROCEEDS

        The net proceeds from the sale of the 12,500,000 shares of common stock offered by us will be approximately $171.6 million, after deducting the underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of 1,708,000 shares to be sold by the selling stockholders in the event that the underwriters exercise their over-allotment option in full.

        We expect to use the gross proceeds received by us from this offering for the following purposes:

Use of Funds:	Amount
(in millions)
Repurchase or redemption of 11.5% senior subordinated notes (1)	$78.1
Consideration to holders of preferred stock (2)	55.0
Partial repayment of term loan under credit facility	32.0
Costs to terminate interest rate swap agreements (3)	5.0
Estimated transaction fees and expenses	15.9
General corporate purposes	1.5

$187.5

(1)
Includes $8.1 million of premiums payable upon early redemption of the 11.5% notes, but does not include accrued interest payable.

(2)
Consists of cash consideration payable to holders of Interline Opco preferred stock in connection with our reincorporation merger, including certain of our executive officers and principal stockholders. An affiliate of J.P. Morgan Securities Inc., one of the underwriters, beneficially owns approximately 23.0% of our outstanding shares of preferred stock. For more information, see "Certain Relationships and Related Transactions—Reorganization Transactions."

(3)
Represents the estimated costs of terminating the swap agreements on November 19, 2004. Interline Opco's liability under the swap agreements as of September 24, 2004 was $6.6 million. See "Unaudited Pro Forma Condensed Consolidated Financial Information."

        The 11.5% notes mature on May 15, 2011. Proceeds from the 11.5% notes were used to pay down Interline Opco's credit facility and redeem its 16% senior subordinated notes due 2008. Following the repurchase or redemption of $70.0 million principal amount of the 11.5% notes as contemplated above, $130.0 million principal amount of such notes will remain outstanding. Term loan borrowings under Interline Opco's term loan facility bear interest, at Interline Opco's option, at either adjusted LIBOR or the alternate base rate plus a spread. At September 24, 2004, the weighted-average interest rate on borrowings under the term loan facility was 5.1%. Interline Opco's term loan facility has a final maturity date of November 29, 2009. After giving effect to the contemplated amendment to the credit facility in connection with this offering, the maturity date for the term loan will be December 31, 2010.

        J.P. Morgan Securities Inc., one of the underwriters, and its affiliates may together receive more than 10% of the proceeds of this offering, and upon completion of the Transactions, an affiliate of J.P. Morgan Securities Inc. will own 10% or more of our common stock. This offering is therefore being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. See "Certain Relationships and Related Transactions" and "Underwriting."

DIVIDEND POLICY

        We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our future earnings, if any, will be used in the operation and expansion of our business, for working capital and other general corporate purposes. Our board will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial conditions and capital requirements, as well as economic and other conditions as our board may deem relevant. In addition, Interline Opco's ability to declare and pay dividends to us is restricted by covenants in its credit agreement and the indenture governing its 11.5% notes. As a result, you will need to sell your shares of common stock to realize your return on your investment and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION

        The following table sets forth our capitalization as of September 24, 2004:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to the sale of shares of common stock offered by us in this offering at the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, the application of the net proceeds of this offering as described under "Use of Proceeds" and the completion of the Transactions as described more fully in "Certain Relationships and Related Transactions—Reorganization Transactions."

        You should read this information in conjunction with "Selected Historical Consolidated Financial Data," "Management's Discussion & Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Information" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 24, 2004
	Actual	Pro Forma
	(in thousands, except share and per share data)
Debt:
Credit facility:
Revolving loan(1)	$7,000	$7,000
Term loan(2)	133,000	101,000
Note payable	3,275	3,275
11.5% senior subordinated notes due 2011	200,000	130,000

Total debt	343,275	241,275

Preferred stock (actual, $0.01 par value, 27,000,000 shares authorized; 23,600,014 shares issued and outstanding at liquidation value; pro forma, 20,000,000 shares authorized; no shares outstanding)	420,767	—

Stockholders' equity (deficiency):
Common stock (actual, no par value, 7,500,000 shares authorized; 5,399,736 shares issued and outstanding; pro forma, $0.01 par value per share, 100,000,000 shares authorized; 31,750,000 shares outstanding)	1,994	318
Additional paid-in capital	—	539,052
Stockholder loans(3)	(1,575)	—
Accumulated other comprehensive income	652	652
Accumulated deficit(4)	(289,568)	(297,875)

Total stockholders' equity (deficiency)	(288,497)	242,147

Total capitalization	$475,545	$483,422

(1)
Under the terms of the credit facility, as amended in connection with this offering, Interline Opco is expected to have a $100.0 million revolving loan facility with availability reduced by the amount of outstanding letters of credit. See "Description of Indebtedness." As of September 24, 2004, Interline Opco had $9.0 million of letters of credit issued under the existing credit facility.

(2)
The term loan under Interline Opco's credit facility is expected to be amended in connection with this offering. After giving effect to the amendment, the term loan is expected to have quarterly installment repayments equal to 1.0% of the principal amount during each of the first six years, with the balance payable in one final installment at the maturity date of the term loan. The term loan and revolving loan under the amended credit facility will bear interest at floating rates. As of September 24, 2004, the interest rate in effect for the term loan under our existing credit facility was LIBOR plus 3.5%, or 5.1%. After giving effect to the amendment, the term loan will mature on December 31, 2010, and the revolving loan will mature on May 31, 2008.

(3)
In connection with the Transactions, we will forgive loans of certain members of our management. See "Certain Relationships and Related Transactions—Management Loans."

(4)
Accumulated deficit, as adjusted, reflects losses that would be recognized upon consummation of this offering in connection with the write-off of deferred debt issuance costs of $3.1 million and a redemption premium of $8.1 million, the forgiveness of loans to management of $1.9 million in the aggregate and additional compensation costs of $1.1 million in the aggregate to cover the tax obligations relating to such forgiveness, net of a tax benefit of $5.8 million related to such charges.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is in excess of the book value per share attributable to the existing stockholders for the presently outstanding common stock.

        Our pro forma net tangible book value (deficit) at September 24, 2004, which reflects the completion of the Transactions other than this offering, was approximately $(156.8) million, or approximately $(8.14) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets, meaning total assets less intangible assets, reduced by our total liabilities, divided by the number of shares of our common stock outstanding.

        After giving effect to our sale of 12,500,000 shares of common stock in this offering at the initial public offering price of $15.00 per share, deducting the estimated underwriting discounts and commissions and our estimated offering expenses of $15.9 million and applying our estimated net proceeds, our adjusted pro forma net tangible book value (deficit) as of September 24, 2004 would have been approximately $(46.9) million, or $(1.48) per share of common stock. This represents an immediate increase in net tangible book value of $6.67 per share to our existing stockholders and an immediate dilution of $16.48 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$15.00
Pro forma net tangible book value (deficit) per share as of September 24, 2004	$(8.14)
Increase in pro forma net tangible book value per share attributable to this offering	6.67

Pro forma net tangible book value (deficit) per share after this offering		(1.48)

Dilution in net tangible book value per share to new investors		$16.48

        The following table summarizes, on the adjusted pro forma basis discussed above, as of September 24, 2004, the difference between the number of shares of common stock purchased, the total consideration paid and the average price per share paid by our existing stockholders and by new investors.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders	19,250,000	60.6%	$232,757,963	55.4%	$12.09
New Investors	12,500,000	39.4	187,500,000	44.6	15.00

Total	31,750,000	100.0%	$420,257,963	100.0%

        The discussion and tables above assume no exercise of stock options outstanding as of September 24, 2004. In addition, we expect to issue restricted stock awards to certain members of our management, as described in "Management—Incentive Plan—2004 Equity Incentive Plan—Initial Awards." To the extent these restricted stock awards vest, there will be further dilution to new investors. See "Description of Capital Stock" and Note 12 of the notes to our consolidated financial statements appearing elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

        The unaudited pro forma condensed consolidated financial information has been prepared by management and gives effect to the Transactions and this offering and use of net proceeds from this offering. See "Certain Relationships and Related Transactions—Reorganization Transactions" and "Use of Proceeds."

        The unaudited pro forma condensed consolidated statements of operations for the year ended December 26, 2003 and the nine months ended September 24, 2004 have been prepared to give effect to the transactions described above and (in the case of the year ended December 26, 2003) the May 2003 refinancing transactions, consisting of the refinancing of Interline Opco's credit facility, repayment in full of Interline Opco's previously outstanding 16% senior subordinated notes and issuance of the 11.5% notes (more fully described in Note 7 to our audited consolidated financial statements for the year ended December 26, 2003 included elsewhere in this prospectus), as if they had occurred as of the beginning of each period. The unaudited pro forma condensed consolidated balance sheet as of September 24, 2004 has been prepared to give effect to the transactions described above as if they had occurred as of September 24, 2004.

        The pro forma adjustments, which are based on available information and certain assumptions that we believe are reasonable under the circumstances, are applied to our historical consolidated financial statements. The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and does not purport to represent what our financial position or results of operations would actually have been had the transactions described above occurred on such dates or to project our results of operations or financial position for any future period.

        The accompanying unaudited pro forma condensed consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of September 24, 2004
(in thousands)

	Historical	Offering Adjustments		Pro Forma
Assets
Current assets	$277,567	$171,609	(a)	$276,157
		(102,000)	(b)
		(8,050)	(c)
		(55,000)	(d)
		(6,594)	(e)
		(1,375)	(f)
Property and equipment	29,556			29,556
Goodwill	202,544			202,544
Other intangible assets, net	86,500	(3,080)	(g)	83,420
Other assets	9,280	5,773	(h)	15,053

Total assets	$605,447	$1,283		$606,730

Liabilities and stockholders' equity (deficiency)
Current liabilities	$112,793	$(2,409)	(h)	$110,384
Deferred income taxes	26,924			26,924
Interest rate swaps	4,185	(4,185)	(e)	—
Long-term debt, net of current portion	329,275	(102,000)	(b)	227,275

Total liabilities	473,177	(108,594)		364,583

Senior preferred stock	420,767	(55,000)	(d)	—
		(365,767)	(i)
Stockholders' equity (deficiency):
Common stock	1,994	171,609	(a)	539,370
		365,767	(i)
Accumulated deficit	(289,568)	(11,130)	(j)	(297,875)
		(2,950)	(f)
		5,773	(h)
Stockholder loans	(1,575)	1,575	(f)	—
Accumulated other comprehensive income	652			652

Total stockholders' equity (deficiency)	(288,497)	530,644		242,147

Total liabilities and stockholders' equity	$605,447	$1,283		$606,730

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

The following adjustments have been reflected in the Unaudited Pro Forma Condensed Consolidated Balance Sheet:

(a)
To reflect the receipt of proceeds from this offering, net of underwriters' discount of $12.9 million and related expenses of $3.0 million.

(b)
To reflect the repayment of $32.0 million of term loans and redemption of $70.0 million principal amount of Interline Opco's 11.5% senior subordinated notes.

(c)
To reflect the payment of the premium upon early redemption or repurchase of $70.0 million principal amount of Interline Opco's 11.5% senior subordinated notes.

(d)
To reflect the payment of $55.0 million in cash to holders of senior preferred stock of Interline Opco in our reincorporation merger.

(e)
To reflect the termination of the interest rate swaps by prepaying the obligations under these agreements.

(f)
To reflect the forgiveness of $1.9 million principal amount of loans of certain members of our management in connection with the Transactions and the reimbursement of taxes of $1.1 million related to such forgiveness. The adjustment of $1,575,000 to stockholder loans reflects the forgiveness of loans to Messrs. Grebe and Sanford to purchase common and preferred stock. The total adjustment of $1,375,000 to current assets reflects the sum of $300,000 for the write-off of promissory notes for loans made to Messrs. Grebe's and Sanford's relocation expenses and $1,075,000 of cash used to reimburse Messrs. Grebe and Sanford with respect to income tax obligations incurred related to the forgiveness of these loans to management. The adjustment of $2,950,000 to accumulated deficit reflects the sum of the $1,375,000 adjustment to current assets and the $1,575,000 adjustment to stockholder loans. See "Certain Relationships and Related Transactions—Management Loans."

(g)
To reflect the write-off of a portion of the deferred financing fees associated with the early redemption or repurchase of $70.0 million principal amount of Interline Opco's 11.5% senior subordinated notes and the repayment of $32.0 million of term loans under Interline Opco's credit facility.

(h)
To reflect an income tax benefit related to the charges incurred and to be incurred in connection with the Transactions.

(i)
To reflect the impact of the reincorporation merger. Holders of Interline Opco preferred stock will receive our common stock and cash in the reincorporation merger and we will receive common stock and preferred stock of Interline Opco. In the reincorporation merger, holders of Interline Opco preferred stock will receive in the aggregate $55.0 million in cash and 19,183,333 shares of our common stock. Holders of Interline Opco preferred stock issued on May 16, 2000 will receive $2.38 in cash and 0.83097 shares of our common stock per share of Interline Opco preferred stock held and holders of Interline Opco preferred shares issued on September 29, 2000 will receive $2.26 in cash and 0.78944 shares of our common stock per share of Interline Opco preferred stock held.

(j)
To reflect the loss on extinguishment of debt, consisting of the write-off of deferred financing costs of $3.1 million and the premium of $8.1 million payable on early redemption or repurchase of $70.0 million principal amount of Interline Opco's 11.5% senior subordinated notes.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Year Ended December 26, 2003
(In thousands, except per share data)

	Historical	Debt Refinancing Adjustments		Debt Refinancing Pro Forma	Transaction Adjustments		Total Pro Forma
Income Statement Data:
Net sales	$640,138			$640,138			$640,138
Cost of sales	395,894			395,894			395,894

Gross profit	244,244			244,244			244,244
Operating expenses:
Selling, general and administrative expenses	171,091			171,091		(e)	171,091
Depreciation and amortization	10,949			10,949			10,949
Special costs and expenses	607			607			607

Operating income	61,597			61,597			61,597
Change in fair value of interest rate swaps	5,272			5,272	$(5,272	)(f)	—
Loss on extinguishment of debt	(14,893)	$14,893	(a)	—	—	(g)	—
Interest expense, net	(40,317)	(1,013	)(b)	(41,418)	9,842	(h)	(23,210)
		(88	)(c)		8,079	(f)
					287	(i)
Other income	40			40			40

Income before income taxes	11,699	13,792		25,491	12,936		38,427
Provision for income taxes	4,547	5,379	(d)	9,926	5,045	(d)	14,971

Net income	7,152	8,413		15,565	7,891		23,456
Preferred stock dividends	(48,623)	—		(48,623)	48,623	(j)	—

Net income (loss) attributable to common stockholders	$(41,471)	$8,413		$(33,058)	$56,514		$23,456

Net income (loss) per common share—basic	$(7.71)						$0.74
Net income (loss) per common share—diluted	$(7.71)						$0.74
Weighted average shares outstanding:
Basic	5,381						31,750
Diluted	5,381						31,750
Other Financial Data:
Adjusted EBITDA:
Net income	$7,152			$15,565			$23,456
Interest expense (income) net	40,317			41,418			23,210
Change in fair value of interest rate swaps	(5,272)			(5,272)			—
Loss on extinguishment of debt	14,893			—			—
Provision for income taxes	4,547			9,926			14,971
Depreciation and amortization	10,949			10,949			10,949

Adjusted EBITDA	$72,586			$72,586			$72,586

See Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations on page 26.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Nine Months Ended September 24, 2004
(In thousands, except per share data)

	Historical	Offering Adjustments		Pro Forma
Net sales	$548,383			$548,383
Cost of sales	338,529			338,529

Gross profit	209,854			209,854
Operating expenses:
Selling, general and administrative	148,062			148,062
Depreciation and amortization	9,414			9,414

Operating income	52,378	—		52,378
Change in fair value of interest rate swaps	6,201	$(6,201	)(f)	—
Loss on extinguishment of debt	—	—	(g)	—
Interest expense, net	(30,498)	7,180 6,071 366	(h) (f) (i)	(16,881)
Other income	300			300

Income before income taxes	28,381	7,416		35,797
Provision for income taxes	11,246	2,818(d	)	14,064

Net income	17,135	4,598		21,733
Preferred stock dividends	(41,155)	41,155	(j)	—

Net loss attributable to common stockholders	$(24,020)	$45,753		$21,733

Loss per common share—basic	$(4.45)			$0.68
Loss per common share—diluted	$(4.45)			$0.68
Weighted average shares outstanding:
Basic	5,400			31,750
Diluted	5,400			31,750
Other Financial Data:
Adjusted EBITDA:
Net income (loss)	$17,135			$21,733
Interest expense (income) net	30,498			16,881
Change in fair value of interest rate swaps	(6,201)			—
Provision for income taxes	11,246			14,064
Depreciation and amortization	9,414			9,414

Adjusted EBITDA:	$62,092			$62,092

See Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations on page 26.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

The following adjustments have been reflected in the Unaudited Pro Forma Condensed Consolidated Statements of Operations:

(a)
Loss on extinguishment of debt related to the May 2003 debt refinancing transactions has been eliminated from the pro forma financial statements as it consists of non-recurring charges directly attributable to such transactions.

(b)
To reflect the additional interest expense of $1.0 million calculated as the difference between actual interest expense of $11.6 million for the period from December 28, 2002 to May 23, 2003 and interest expense of $12.6 million assuming that the May 2003 debt refinancing transactions had occurred as of the beginning of the period.

(c)
To reflect additional amortization of debt issuance costs of $0.1 million calculated as the difference between actual amortization expense of $0.7 million for the period from December 28, 2002 to May 23, 2003 and amortization expense of $0.8 million assuming that the May 2003 debt refinancing transactions had occurred as of the beginning of the period.

(d)
To reflect federal and state income taxes at a combined rate of 39% for the year ended December 26, 2003 and 38% for the nine months ended September 24, 2004.

(e)
Additional compensation expense for the forgiveness of shareholder loans of $1.8 million at December 26, 2003 and $1.7 million at December 27, 2002, and the reimbursement of taxes of $1.1 million at December 26, 2003 and $1.0 million at December 27, 2002 on the loan forgiveness, one-time bonuses of approximately $6.2 million in the aggregate to be paid upon closing of the offering and future charges relating to anticipated restricted stock awards totaling approximately $2.8 million that will be recognized over a maximum period of seven years following the closing of the offering in connection with the Transactions have not been reflected in these pro forma financial statements, as they are non-recurring charges not directly attributable to the Transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Charges Relating to Executive Compensation" for further information.

(f)
To reflect the elimination of the change in fair value of interest rate swaps and reduction of interest expense in connection with the termination of the interest rate swaps.

(g)
Loss on extinguishment of debt of $11.1 million and $11.9 million for the periods ended September 24, 2004 and December 26, 2003 consisting of the write-off of deferred financing costs ($3.1 million at September 24, 2004 and $3.8 million at December 26, 2003) and the premium of $8.1 million on the early redemption or repurchase of $70.0 million principal amount of Interline Opco's 11.5% senior subordinated notes have not been reflected in these pro forma financial statements as they are non-recurring charges not directly attributable to the Transactions.

(h)
To reflect the adjustment to interest expense associated with our use of proceeds to repay $32.0 million of term loan and redeem $70.0 million principal amount of Interline Opco's 11.5% senior subordinated notes, based upon an average borrowing rate of 4.8% on the term loan and 11.5% on the senior subordinated notes.

(i)
To reflect the adjustment in interest expense related to the elimination of the amortization of deferred financing fees associated with the long-term debt which will be reduced with the net proceeds from this offering.

(j)
To reflect the elimination of preferred stock dividends due to the reincorporation merger. Holders of Interline Opco's preferred stock will receive our common stock and cash in the merger and we will receive shares of common stock and preferred stock of Interline Opco. In the reincorporation merger, holders of Interline Opco preferred stock will receive in the aggregate $55.0 million in cash and 19,183,333 shares of our common stock. Holders of Interline Opco preferred stock issued on May 16, 2000 will receive $2.38 in cash and 0.83097 shares of our common stock per share of Interline Opco preferred stock held and holders of Interline Opco preferred stock issued on September 29, 2000 will receive $2.26 in cash and 0.78944 shares of our common stock per share of Interline Opco preferred stock held.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The table below presents our selected historical consolidated financial data for fiscal 1999, 2000, 2001, 2002 and 2003 and for the nine months ended September 26, 2003 and September 24, 2004. The selected historical consolidated financial data for fiscal 1999 and 2000 have been derived from our audited consolidated financial statements not included in this prospectus. The selected historical financial data for fiscal 2001, 2002 and 2003 have been derived from audited financial statements included elsewhere in this prospectus. The selected historical consolidated financial data for the nine months ended September 26, 2003 and September 24, 2004 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our unaudited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

        The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

	Fiscal Year Ended					Nine Months Ended
	December 31, 1999	December 29, 2000	December 28, 2001	December 27, 2002	December 26, 2003	September 26, 2003	September 24, 2004
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$225,937	$382,108	$609,356	$637,530	$640,138	$481,235	$548,383
Cost of sales	141,448	230,783	384,153	401,212	395,894	298,241	338,529
Gross profit	84,489	151,325	225,203	236,318	244,244	182,994	209,854
Selling, general and administrative expenses	60,867	109,758	157,801	164,328	171,091	126,678	148,062
Depreciation and amortization	2,456	8,689	16,526	11,282	10,949	8,759	9,414
Special costs and expenses(1)	—	12,861	3,061	4,893	607	510	—

Operating income	21,166	20,017	47,815	55,815	61,597	47,047	52,378
Interest expense (income), net	(753)	19,002	40,004	38,625	40,317	30,046	30,498
Change in fair value of interest rate swaps	—	—	6,874	5,825	(5,272)	(3,284)	(6,201)
Loss on extinguishment of debt	—	12,095	—	—	14,893	14,893	—
Other expense (income)	—	—	—	—	(40)	(46)	(300)

Income (loss) before income taxes	21,919	(11,080)	937	11,365	11,699	5,438	28,381
Provision (benefit) for income taxes	8,545	(1,607)	2,595	4,219	4,547	2,565	11,246

Income (loss) before accounting change	13,374	(9,473)	(1,658)	7,146	7,152	2,873	17,135
Cumulative effect on change in accounting principle	—	—	3,221	—	—	—	—

Net income (loss)	13,374	(9,473)	(4,879)	7,146	7,152	2,873	17,135
Preferred stock dividends	—	15,509	37,024	42,470	48,623	(35,905)	(41,155)

Net income (loss) applicable to common stockholders	$13,374	$(24,982)	$(41,903)	$(35,324)	$(41,471)	$(33,032)	$(24,020)

Earnings Per Share Data:
Net income (loss) per common share:
Basic	$1.05	$(1.51)	$(7.78)	$(6.56)	$(7.71)	$(6.13)	$(4.45)
Diluted	$1.04	$(1.51)	$(7.78)	$(6.56)	$(7.71)	$(6.13)	$(4.45)
Weighted average shares outstanding, in thousands
Basic	12,726	16,559	5,385	5,385	5,381	5,385	5,400
Diluted	12,858	16,559	5,385	5,385	5,381	5,385	5,400

Other Financial Data:
Adjusted EBITDA(2)	$23,622	$28,706	$64,341	$67,097	$72,586	$55,852	$62,092
Capital expenditures	1,924	5,572	8,214	4,944	4,556	3,495	5,359
Capital expenditures as a percentage of net sales	0.9%	1.5%	1.3%	0.8%	0.7%	0.7%	1.0%
Balance Sheet Data (as of end of period):
Cash and cash equivalents	$5,445	$5,909	$3,327	$5,557	$1,612	$22,702	$4,494
Working capital	50,646	124,919	120,728	123,284	152,762	167,560	164,774
Total assets	201,259	526,080	546,308	551,718	565,282	568,356	605,447
Total debt	60,000	331,793	326,070	326,024	341,525	343,275	343,275
Senior preferred stock	—	251,708	288,732	331,202	379,612	367,108	420,767
Stockholders' equity (deficiency)	104,573	(147,809)	(189,092)	(223,683)	(264,536)	(256,127)	(288,497)

(1)
Special costs and expenses consist of costs associated with acquisition and recapitalization activities, including integration and assimilation expenses, severance payments and transaction fees and expenses.

(2)
Adjusted EBITDA represents net income plus interest expense, change in fair value of interest rate swaps, cumulative change in accounting principle, loss on extinguishment of debt, provision for income taxes and depreciation and amortization. Adjusted EBITDA differs from earnings before interest, taxes, depreciation and amortization (or EBITDA) and may not be comparable to EBITDA or Adjusted EBITDA as reported by other companies. The computation of Adjusted EBITDA is as follows:

	Fiscal Year Ended					Nine Months Ended
	December 31, 1999	December 29, 2000	December 28, 2001	December 27, 2002	December 26, 2003	September 26, 2003	September 24, 2004
	(dollars in thousands)
Net income (loss)	$13,374	$(9,473)	$(4,879)	$7,146	$7,152	$2,873	$17,135
Interest expense (income), net	(753)	19,002	40,004	38,625	40,317	30,046	30,498
Change in fair value of interest rate swaps	—	—	6,874	5,825	(5,272)	(3,284)	(6,201)
Cumulative effect of change in accounting principle	—	—	3,221	—	—	—	—
Loss on extinguishment of debt	—	12,095	—	—	14,893	14,893	—
Provision (benefit) for income taxes	8,545	(1,607)	2,595	4,219	4,547	2,565	11,246
Depreciation and amortization	2,456	8,689	16,526	11,282	10,949	8,759	9,414

Adjusted EBITDA	$23,622	$28,706	$64,341	$67,097	$72,586	$55,852	$62,092

  Adjusted EBITDA is presented herein because we believe it to be relevant and useful information to our investors as it is used by our management to evaluate the operating performance of our business and compare our operating performance with that of our competitors. Management also uses Adjusted EBITDA for planning purposes, including the preparation of annual operating budgets, to determine appropriate levels of operating and capital investments and as one of the target elements in our compensation incentive programs. Adjusted EBITDA excludes certain items, including change in fair value of interest rate swaps and loss on extinguishment of debt, that relate to financing transactions and which we believe are not indicative of our core operating results. We therefore utilize Adjusted EBITDA as a useful alternative to net income as an indicator of our operating performance. However, Adjusted EBITDA is not a measure of financial performance under GAAP and Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income. While we believe that some of the items excluded from Adjusted EBITDA are not indicative of our core operating results, these items do impact our income statement, and management therefore utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures such as net income and gross margin.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with "Selected Historical Consolidated Financial Data" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements. See "Forward-Looking Statements."

Overview

        As a leading national distributor and direct marketer of over 45,000 specialty MRO products, we sell to over 150,000 active customer accounts. Our highly diverse customer base includes facilities maintenance customers, professional contractors and specialty distributors. Our customers range in size from individual contractors and independent hardware stores to apartment management companies and national purchasing groups.

        The MRO distribution industry is approximately $300 billion in size and encompasses the supply of a wide range of plumbing, electrical, hardware, security hardware, HVAC and other products. Our industry is highly fragmented and primarily is composed of small, local and regional companies. Within our industry, we focus on serving customers in three principal end markets: facilities maintenance, professional contractors and specialty distributors. We estimate that the markets we serve are approximately $80 billion in size in the aggregate.

        We market and sell our products primarily through eight distinct and targeted brands. Our multi-brand operating model, which we believe is unique in the industry, allows us to use a single platform to deliver tailored products and services to meet the individual needs of each respective customer group served. We reach our markets using a variety of sales channels.

Critical Accounting Policies

        In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make certain estimates, judgments and assumptions. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, management evaluates these estimates and assumptions. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable at the time the estimates and assumptions are made. Actual results may differ from these estimates and assumptions under different circumstances or conditions. The significant accounting policies that management believes are the most critical in order to fully understand and evaluate our financial position and results of operations include the following policies.

Estimating Allowances for Doubtful Accounts

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability to collect outstanding amounts from customers. The allowances include specific amounts for those accounts that are likely to be uncollectible, such as accounts of customers in bankruptcy and general allowances for those accounts that management currently believes to be collectible but later become uncollectible. Estimates are used to determine the allowances for bad debts and are based on historical collection experience, current economic trends, credit worthiness of customers and changes in customer payment terms. Adjustments to credit limits are made based upon payment history and our customers' current credit worthiness. If the financial condition of our customers were to deteriorate, allowances may be needed that will increase selling, general and administrative expenses and decrease accounts receivable. At September 24, 2004, the allowance for doubtful accounts totaled $6.7 million.

Estimating Write-offs for Excess and Obsolete Inventory

        Inventories are valued at the lower of cost or market. Prior to fiscal 2002, we determined inventory cost using the first-in, first-out and average cost methods. Effective December 29, 2001, we changed accounting methods to use average cost for all inventory. The effect of this change was not material. We adjust inventory for excess and obsolete inventory and for the difference by which the cost of the inventory exceeds the estimated market value. In order to determine the adjustments, management reviews inventory quantities on hand, slow movement reports and sales history reports. Management estimates the required adjustment based on estimated demand for products and market conditions. To the extent historical results are not indicative of future results and if events occur that affect our relationships with vendors or the salability of our products, additional write-offs may be needed that will increase our cost of sales and decrease inventory.

Impairment of Goodwill, Intangibles and Other Long-Lived Assets

        On January 1, 2002, we adopted SFAS 142 "Goodwill and Other Intangible Assets," which states that goodwill should not be amortized but should be tested for impairment at a reporting unit level, and a charge should be taken to the extent of any impairment. Prior to the adoption of SFAS 142, goodwill was amortized annually over estimated useful lives ranging from 30 to 40 years.

        During 2002, we completed the first step of the transitional goodwill impairment tests, which resulted in a finding of no impairment. We are required to perform goodwill impairment tests at least annually, and we have elected to perform our annual goodwill impairment test as of the last day of each fiscal year. The test performed on December 26, 2003 resulted in a finding of no impairment.

        Management assesses the recoverability of our goodwill, identifiable intangibles and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The following factors, if present, may trigger an impairment review: (1) significant underperformance relative to expected historical or projected future operating results; (2) significant negative industry or economic trends; (3) a significant increase in competition; and (4) a significant increase in interest rates on debt. If the recoverability of these assets is unlikely because of the existence of one or more of the above mentioned factors, an impairment analysis is performed using a projected discounted cash flow method. Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these respective assets. If these estimates or related assumptions change in the future, we may be required to record an impairment charge. Impairment charges would be included in corporate general and administrative expenses in our statements of operations, and would result in reduced carrying amounts of the related assets in our balance sheets.

Legal Contingencies

        From time to time, in the course of our business, we become involved in legal proceedings. In accordance with SFAS 5 "Accounting for Contingencies," if it is probable that, as a result of a pending legal claim, an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of the loss is estimable, an accrual for the costs to resolve the claim is recorded in accrued expenses in our balance sheets. Professional fees related to legal claims are included in general and administrative expenses in our statements of operations. Management, with the assistance of outside counsel, determines whether it is probable that a liability from a legal claim has been incurred and estimates the amount of loss. The analysis is based upon potential results, assuming a combination of litigation and settlement strategies. As discussed in Note 11 to our audited consolidated financial statements included elsewhere in this prospectus, management does not believe that currently pending proceedings will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations for any particular period could be materially affected by changes in our assumptions related to these proceedings.

Derivative Financial Instruments

        We periodically enter into derivative financial instruments, including interest rate exchange agreements, or swaps, to manage exposure to fluctuations in interest rates on our debt. Under our current swap agreements, we pay a fixed rate on the notional amount to a bank and the bank pays us a variable rate on the notional amount equal to a base LIBOR rate. Our existing interest rate swaps do not qualify for hedge accounting under SFAS 133 "Accounting for Derivative Statements and Hedging Activities," and are recorded at fair value in our balance sheet with changes in the fair value reflected in non-operating expense. As of September 24, 2004, the fair value of the interest rate swaps was $6.6 million, which is a liability to us. We recorded a transition adjustment of approximately $5.4 million upon the adoption of SFAS 133 and an additional charge of approximately $6.9 million in 2001, $5.8 million in fiscal 2002, and income of $5.3 million in fiscal 2003, and $6.2 million in the nine months ended September 24, 2004 as a result of the change in market value of the interest rate swaps. The fair market value of these instruments is determined by quotes obtained from the related counter parties. The valuation of these derivative instruments is a significant estimate that is largely affected by changes in interest rates and market volatility. If interest rates significantly increase or decrease or interest rate volatility increases or decreases, the value of these instruments will significantly change, resulting in an impact on our earnings. Periodically, we perform an analysis to determine the effect on interest expense of instantaneous and sustained parallel shifts in interest rates of plus or minus 100 basis points over a period of twelve months. As of September 24, 2004, this analysis reflected that a 100 basis point change in interest rates would have resulted in a change in the fair value of the interest rate swaps of approximately $1.3 million. While this simulation is a useful measure of our sensitivity to changing rates, it is not a forecast of the future results and is based on many assumptions that, if changed, could cause a different outcome. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to net interest income than indicated above. We intend to use a portion of the net proceeds from this offering to terminate our existing swap agreements.

Corporate History

        Wilmar Industries, Inc. (as we were formerly known) was formed in 1978. In January 1996, Wilmar successfully completed an initial public offering of its common stock. In May 2000, an investor group led by our current principal stockholders, affiliates of Parthenon Capital, Chase Capital Partners (now known as J.P. Morgan Partners, LLC), The Chase Manhattan Bank (now known as JPMorgan Chase Bank), as trustee for a General Motors pension fund, and Sterling Investment Partners, L.P., and certain other investors, including members of management, acquired Wilmar in a buy-out of the public shareholders of Wilmar pursuant to a going-private merger and recapitalization transaction for aggregate cash consideration of approximately $300.8 million. In this prospectus, we refer to this transaction as the "Going-Private Transaction." The Going-Private Transaction was funded through Wilmar's entry into Interline Opco's former credit facility, the issuance of Interline Opco's 15% senior subordinated notes (later amended) and the issuance and sale of common stock and preferred stock to our current principal stockholders and certain members of our management. We did not recognize a basis adjustment as a result of the Going-Private Transaction.

Acquisition History

        In September 2000, we completed the acquisition of Barnett, Inc. for an aggregate purchase price of approximately $220.8 million in cash. In this prospectus, we refer to our acquisition of Barnett as the "Barnett Acquisition." Goodwill recorded in connection with the Barnett Acquisition totaled approximately $89.3 million. Other intangible assets recorded in connection with the Barnett Acquisition totaled approximately $53.1 million. We funded this acquisition by refinancing and increasing borrowings under Interline Opco's former credit facility, by issuing additional senior subordinated debt and by issuing and selling additional common stock and preferred stock to some of our existing stockholders. During 2001, we finalized our purchase price for Barnett, and as a result recorded an approximate $12.3 million increase in goodwill. This increase in goodwill resulted from additional costs related to the closure of duplicative Barnett facilities, severance related to these closures and the relocation and integration of Barnett employees and administrative functions. In November 2003, we acquired Florida Lighting, a direct marketer and distributor of lighting and electrical products based in Pompano Beach, Florida, in an asset purchase for an aggregate purchase price of approximately $23.1 million. All of our acquisitions have been accounted for using the purchase method of accounting for business combinations. Since this method of accounting requires operating results of acquired entities to be included in results of operations after an acquisition has closed, our results of operations following each acquisition may not be comparable with our prior results.

Charges Relating to Executive Compensation

        In connection with the Transactions, we anticipate granting to members of our senior management team an aggregate of 175,820 restricted stock awards. The restricted stock awards will vest, contingent upon the executive's continued employment, in one-third installments over three years provided we attain pre-established annual percentage increases in our earnings per share as established by our compensation committee prior to the grant of the restricted stock awards. The restricted stock awards will also vest if the executive remains in our employ for seven years on the seventh anniversary of the date of grant. As a result of the restricted stock awards, we will incur non-cash charges against earnings totaling approximately $2.6 million in one-third installments over three years provided that we attain pre-established annual increases in our earnings per share as established by our compensation committee prior to the grant of the restricted stock awards. The restricted stock awards will also vest if the executive remains in our employ for seven years on the seventh anniversary of the date of grant. In addition, we anticipate granting to two directors an aggregate of 10,000 restricted stock awards. Such awards vest pro rata over two years. We also anticipate forgiving loans to our executive officers in the aggregate amount of approximately $1.9 million and making additional cash payments of approximately $1.1 million in respect of their tax obligations arising from such loan forgiveness, which will result in a charge to earnings of approximately $3.0 million upon the closing of this offering. In addition, we will pay a one-time bonus upon the closing of the offering to eleven of our senior employees equal to approximately $6.2 million in the aggregate, which will result in a charge to earnings upon the closing of this offering. As a result, we will incur charges to earnings of approximately $9.2 million in the quarter in which we consummate this offering. See "Management—Incentive Plans—2004 Equity Incentive Plan—Initial Awards."

Results of Operations

        The following table sets forth each of the line items of our statement of operations in dollar amounts and as a percentage of net sales for the periods indicated:

	Fiscal Year Ended						Nine Months Ended
	December 28, 2001		December 27, 2002		December 26, 2003		September 26, 2003		September 24, 2004
	$	%	$	%	$	%	$	%	$	%
	(dollars in thousands)
Net sales	$609,356	100.0%	$637,530	100.0%	$640,138	100.0%	$481,235	100.0%	$548,383	100.0%
Cost of sales	384,153	63.0	401,212	62.9	395,894	61.8	298,241	62.0	338,529	61.7

Gross profit	225,203	37.0	236,318	37.1	244,244	38.2	182,994	38.0	209,854	38.3
Selling, general and administrative expenses	157,801	25.9	164,328	25.8	171,091	26.7	126,678	26.3	148,062	27.0
Depreciation and amortization	16,526	2.7	11,282	1.8	10,949	1.7	8,759	1.8	9,414	1.7
Special costs and expenses	3,061	0.5	4,893	0.8	607	0.1	510	0.1	—	0.0

Operating income	47,815	7.8	55,815	8.8	61,597	9.6	47,047	9.8	52,378	9.6
Change in fair value of interest rate swaps	6,874	1.1	5,825	0.9	(5,272)	(0.8)	(3,284)	(0.7)	(6,201)	(1.1)
Loss on extinguishment of debt	—	0.0	—	0.0	14,893	2.3	14,893	3.1	—	0.0
Interest expense, net	40,004	6.6	38,625	6.1	40,317	6.3	30,046	6.3	30,498	5.6
Other expense (income)	—	0.0	—	0.0	(40)	(0.0)	(46)	(0.0)	(300)	(0.1)

Income (loss) before income taxes	937	0.2	11,365	1.8	11,699	1.8	5,438	1.1	28,381	5.2
Provision (benefit) for income taxes	2,595	0.4	4,219	0.7	4,547	0.7	2,565	0.5	11,246	2.1

(Loss) income before change in accounting principle	(1,658)	(0.3)	7,146	1.1	7,152	1.1	2,873	0.6	17,135	3.1
Cumulative effect on change in accounting principle	3,221	0.5	—	0.0	—	0.0	—	0.0	—	0.0

Net (loss) income	$(4,879)	(0.8)%	$7,146	1.1%	$7,152	1.1%	$2,873	0.6%	$17,135	3.1%

        The following discussion refers to the term daily sales. Daily sales are defined as sales for a period of time divided by the number of shipping days in that period of time.

Nine Months Ended September 24, 2004 Compared to Nine Months Ended September 26, 2003

        Overview.    Improvement in current market conditions, our organic growth initiatives, and the success of our recent strategic acquisition of Florida Lighting resulted in net sales growth of $67.1 million in the first nine months of the year, a 14.0% increase over the comparable prior year period on the same number of shipping days. During the first nine months of the year we invested approximately $4.0 million in growth initiatives directed at increasing sales volume in each of the three markets that we serve—the facilities maintenance, professional contractor and distributor markets. Our organic growth initiatives include the expansion of our national accounts program, the opening of new contractor showrooms, product line expansion (specifically our appliance and HVAC product lines), and geographic expansion through the addition of telesales representatives. Strong net sales growth of 11.5% in the first quarter, 16.1% in the second quarter and 14.2% in the third quarter has been supported by our investment of approximately $19 million in inventory and $24 million in trade receivables. Our continued focus on working capital during this period of strong sales growth has allowed us to maintain our inventory and trade accounts receivable turnover rates at appropriate levels, resulting in the minimal use of our revolving credit facility as we use current period cash generation to fund our growth.

        Net Sales.    Our net sales increased by $67.1 million, or 14.0%, to $548.4 million in the nine months ended September 2004 from $481.2 million in the nine months ended September 2003. Daily sales were $2.9 million in the nine months ended September 2004 and $2.5 million in the nine months ended September 2003. The $67.1 million sales increase was attributable to $26.1 million from our Florida Lighting acquisition referenced above and $2.7 million in reclassified freight revenues and costs. Prior to July 2003, freight revenue was recorded as a reduction of freight costs. The remaining increase was attributable to new sales and growth initiatives and improved demand for our products as discussed above. During the third quarter of 2003, we reclassified freight revenue from selling, general and administrative expenses to net sales, in order to more properly reflect that these amounts are revenues earned for our products provided. This reclassification did not have an effect on operating income. However, on a prospective basis, it increases both net sales and selling, general and administrative costs and reduces our operating margin percent.

        Gross Profit.    Gross profit increased by $26.9 million, or 14.7%, to $209.9 million in the nine months ended September 2004 from $183.0 million in the nine months ended September 2003. Gross profit margins increased to 38.3% for the nine months ended September 2004 from 38.0% for the nine months ended September 2003. After adjusting for the effect of the $2.7 million reclassification of freight revenue, gross margin for the nine months ended September 2004 would have been 38.0%.

        Selling, General and Administrative Expenses.    SG&A expenses increased by $21.4 million, or 16.9%, to $148.1 million in the nine months ended September 2004 from $126.7 million in the nine months ended September 2003. Increased SG&A expenses related to our Florida Lighting acquisition accounted for $8.5 million of the $21.4 million increase, and $2.7 million of the increase was attributable to the freight revenue reclassification previously discussed. Certain expenses within SG&A, such as the costs of running distribution centers, delivery expenses and selling expenses, fluctuate with sales volume, and these items along with increased investment in new sales and marketing initiatives accounted for the remainder of the increase.

        Depreciation and Amortization.    Depreciation and amortization expense increased by $0.7 million, or 7.5%, to $9.4 million in the nine months ended September 2004 from $8.8 million in the nine months ended September 2003. This was primarily due to a change in accounting estimate made in the third quarter of 2003 to change the estimated useful life of certain acquired customer lists to 17 years, and the amortization associated with our Florida Lighting acquisition.

        Special Costs and Expenses.    There were no special costs and expenses during the nine months ended September 2004 and $0.5 million in the nine months ended September 2003. Special costs and expenses consisted of non-recurring costs incurred in connection with the Barnett Acquisition. This decrease in 2003 was due to the fact that the consolidation of the Barnett Acquisition is complete.

        Operating Income.    As a result of the foregoing, operating income increased by $5.3 million, or 11.3%, to $52.4 million in the nine months ended September 2004 from $47.0 million in the nine months ended September 2003.

        Change in Fair Value of Interest Rate Swaps.    We recorded a gain of $6.2 million in the nine months ended September 2004 and $3.3 million in the nine months ended September 2003 related to changes in the market value of our interest rate swap instruments. The non-cash gains were attributable to changes in market conditions, including but not limited to fluctuations in interest rates, general market volatility, and the remaining tenor of our instruments.

        Interest Expense.    Interest expense increased by $0.4 million in the nine months ended September 2004 to $30.6 million from $30.1 million in the nine months ended September 2003. This increase was attributable to higher average debt balances and incrementally higher interest costs associated with our entry into a new credit facility, and our issuance of $200 million aggregate principal amount 11.5% notes in May 2003 as part of the refinancing transactions described below in Liquidity and Capital Resources.

        Provision for Income Taxes.    The provision for income taxes was $11.2 million in the nine months ended September 2004 compared to a provision of $2.6 million in the nine months ended September 2003. The effective tax rate for the nine months ended September 2004 was 39.6% compared to 47.2% in the nine months ended September 2003. The decrease in the effective tax rate was due primarily to changes in foreign income taxes and non-deductible expenses.

Fiscal Year Ended December 26, 2003 Compared to Fiscal Year Ended December 27, 2002

Overview

        Net sales in fiscal 2003 were $640.1 million compared to $637.5 million in fiscal 2002. Given the political and economic uncertainties we faced at the beginning of fiscal 2003, we approached the year with a strong emphasis on customer retention, cost control and working capital management. Our two primary markets, facilities maintenance and professional contractors, both experienced declining sales for the first two fiscal quarters. Having completed the integration of Barnett (acquired in 2000) onto our common information technology and logistics platform, we focused our efforts on eliminating cost and gaining efficiencies by standardizing our common products for all of our brands, eliminating redundant operating expenses and maximizing the scale efficiencies of our common fulfillment platform. Completing the Barnett integration also allowed us to focus heavily on working capital management, and we successfully reduced our inventory investment by $9.2 million by the end of 2003, excluding the Florida Lighting transaction described below. By the beginning of the fourth fiscal quarter, several of our key markets began to recover. Stronger revenue growth in the fourth quarter allowed us to finish fiscal 2003 with revenues even with 2002 levels. Despite flat sales, operating income increased 10.4% for the year. In November of 2003, we acquired Florida Lighting, a direct marketer and distributor of lighting and electrical products based in Pompano Beach, Florida, in an asset purchase. During 2003, we made additional investments to expand our successful national accounts program beyond the multi-family housing industry to other facilities markets, such as healthcare, lodging and commercial office owners.

Net Sales

        Our net sales grew by $2.6 million, or 0.4%, to $640.1 million in fiscal 2003 from $637.5 million in fiscal 2002. Daily sales were $2.5 million both in fiscal 2003 and 2002. The increase was attributable to $2.6 million from the Florida Lighting acquisition described above and $2.3 million in reclassified freight revenues and costs, offset by a reduction in core business sales (less than a 0.4% change). During the third quarter of 2003, we reclassified freight revenue costs from SG&A expenses to net sales, in order to more properly reflect that these amounts are revenues earned for our products provided. This reclassification did not have an effect on operating income. However, on a prospective basis it increases both net sales and selling, general and administrative costs and reduces our operating margin percent.

Gross Profit

        Gross profit increased by $7.9 million, or 3.4%, to $244.2 million in fiscal 2003 from $236.3 million in 2002. As a percentage of net sales, gross profit increased by 110 basis points to 38.2% in fiscal 2003 compared to 37.1% in fiscal 2002. The $7.9 million increase included $2.3 million from the freight revenue reclassification referenced above. Most of the remaining increase was attributable to an improved gross margin percentage.

Selling, General and Administrative Expenses

        SG&A expenses increased by $6.8 million, or 4.1%, to $171.1 million in fiscal 2003 from $164.3 million in fiscal 2002. As a percentage of net sales, these expenses represented 26.7% in fiscal 2003 compared to 25.8% in fiscal 2002. SG&A expenses were increased during the period by the effect of the $2.3 million freight revenue reclassification referenced above. Most of the remaining increase was due to increases in benefits and professional services of $2.7 million and to additional SG&A expenses from the Florida Lighting acquisition described above. The benefits increase was primarily in health insurance, with general insurance and bonuses also increasing, but to a lesser degree.

Depreciation and Amortization

        Depreciation and amortization expense decreased $0.4 million to $10.9 million in fiscal 2003 from $11.3 million in fiscal 2002. This was due primarily to the net effect of assets becoming fully depreciated and a change in accounting estimate made in the third quarter of 2003 to decrease the estimated useful life of certain acquired customer lists to 17 years from 40 years, as described in Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

Special Costs and Expenses

        Special costs and expenses were $0.6 million during fiscal 2003 compared to $4.9 million in fiscal 2002. Special costs and expenses in both of these periods consisted of non-recurring costs incurred in connection with our acquisition of Barnett. These costs included the termination of leases for real property, write off of inventory associated with our planned vendor consolidation efforts, relocation of executive and administrative functions, payment of employee severance, integration of management information systems, physical relocation of inventory and related consulting costs. The significant decrease from fiscal 2002 was due to the fact that the consolidation of the Barnett Acquisition was substantially completed in fiscal year 2002.

Operating Income

        As a result of the foregoing, operating income increased by $5.8 million, or 10.4%, to $61.6 million in fiscal 2003 from $55.8 million in fiscal 2002.

Change in Fair Value of Interest Rate Swaps

        We recorded a gain of $5.3 million in fiscal 2003 and a loss of $5.8 million in fiscal 2002 related to changes in the market value of our interest rate swap instruments. The non-cash gain and loss recorded were attributable to changes in market conditions including but not limited to fluctuations in interest rates, general market volatility and the remaining tenor of our instruments.

Interest Expense

        Interest expense increased by $1.7 million in fiscal 2003 to $40.5 million from $38.8 million in fiscal 2002. This increase was attributable to higher average debt balances and incrementally higher interest costs associated with Interline Opco's entry into a new credit facility and issuance of the 11.5% notes.

Loss on Extinguishment of Debt

        In connection with Interline Opco's credit facility and issuance of the 11.5% notes, we recorded an expense of $14.9 million for the early extinguishment of debt. This expense resulted from the write-off of the unamortized loan fees and discount relating to Interline Opco's former credit facility and the redemption premium incurred upon redemption of Interline Opco's 16% senior subordinated notes due September 29, 2008.

Provision for Income Taxes

        The provision for income taxes was $4.5 million and $4.2 million in fiscal 2003 and 2002, respectively. The effective tax rate for fiscal 2003 was 39%.

Fiscal Year Ended December 27, 2002 Compared to Fiscal Year Ended December 28, 2001

Overview

        During fiscal 2002, we implemented a number of growth and integration initiatives, which helped to increase net sales, despite a slowing U.S. economy. Our sales growth initiatives included the addition of new telesales representatives and an increase in our national accounts sales staff. We launched a national mini-blind sales program aimed at the multi family housing market, which included the introduction of custom mini-blind cutting operations in our St. Louis, Missouri and Florence, South Carolina distribution centers. We also opened two Barnett service centers in the Chicago area to provide convenient pick-up options for our customers in this important market. By the end of fiscal 2002, we had substantially completed our Barnett integration. Our results of operations for fiscal 2002 and fiscal 2001 included a comparable full year impact of Barnett.

Net Sales

        Our net sales grew by $28.1 million, or 4.6%, to $637.5 million in fiscal 2002 from $609.4 million in fiscal 2001. Daily sales were $2.5 million and $2.4 million in fiscal 2002 and 2001, respectively. Net sales grew significantly in our professional contractor market, which is primarily served by our Barnett brand, with particularly strong performance in the electrical, HVAC and plumbing contractor end markets due to improved response rates to our direct mail and other marketing efforts. Our facilities maintenance market, served principally by our Wilmar and Sexauer brands, showed modest growth in corporate sales, but these results were offset by weakness in the apartment and hospitality end markets, as high vacancy rates during this period impacted customer spending habits.

Gross Profit

        Gross profit increased by $11.1 million, or 4.9%, to $236.3 million in fiscal 2002 from $225.2 million in fiscal 2001. Gross profit margins increased to 37.1% for fiscal 2002 from 37.0% for fiscal 2001. The $11.1 million increase in gross margin was almost entirely to the increase in sales volume, as the change in the gross margin percent was negligible.

Selling, General and Administrative Expenses

        SG&A expenses increased by $6.5 million, or 4.1%, to $164.3 million in fiscal 2002 from $157.8 million in fiscal 2001. Certain expenses within SG&A expenses, such as the costs of running distribution centers, delivery expenses and selling expenses, fluctuate with sales volumes, the majority of the increase in SG&A expenses related to these items, with the remaining increase resulting from additional expenses during the period as we consolidated six of our distribution centers, converted 16 distribution centers to our common inventory format and began adding products for our facilities maintenance customers to our NDC.

Depreciation and Amortization

        Depreciation and amortization expense decreased $5.2 million to $11.3 million in fiscal 2002 from $16.5 million in fiscal 2001. This decrease was primarily attributable to the adoption of SFAS 142 effective January 1, 2002, as we no longer amortize goodwill under this accounting standard.

Special Costs and Expenses

        Special costs and expenses were $4.9 million during fiscal 2002 compared to $3.1 million in fiscal 2001. Special costs and expenses in both of these periods consisted of non-recurring costs incurred in connection with our acquisition of Barnett. These costs included the termination of leases for real property, write off of inventory associated with our planned vendor consolidation efforts, relocation of executive and administrative functions, payment of employee severance, integration of management information systems, physical relocation of inventory and related consulting costs.

Operating Income

        As a result of the foregoing, operating income increased by $8.0 million, or 16.7%, to $55.8 million in fiscal 2002 from $47.8 million in fiscal 2001.

Interest Expense

        Interest expense decreased by $1.6 million in fiscal 2002 to $38.8 million from $40.4 million in fiscal 2001. The decrease in interest expense resulted from an overall lower interest rate environment.

Change in Fair Value of Interest Rate Swaps

        We recorded a loss of $5.8 million and $6.9 million in fiscal 2002 and 2001, respectively. This non-cash loss is a result of the change in fair value of the interest rate swaps attributable to lower interest rates, general market volatility and the remaining tenor of our instruments.

Provision for Income Taxes

        The provision for income taxes was $4.2 million and $2.6 million in fiscal 2002 and 2001, respectively. The effective tax rate for fiscal 2002 was 37%. The provision for income taxes for 2001 differs from the expected amount primarily due to nondeductible goodwill amortization and merger and recapitalization costs.

Liquidity and Capital Resources

        As of September 24, 2004, Interline Opco had approximately $49.0 million of availability under its $65.0 million revolving loan facility. Historically, our capital requirements have been for debt service obligations, acquisitions, the expansion and maintenance of its distribution network, upgrades of proprietary information systems and working capital requirements. We expect this to continue in the foreseeable future. Historically, we have funded these requirements through internally generated cash flow and funds borrowed under Interline Opco's credit facility. We expect our cash flow from operations and the loan availability under the credit facility to be our primary source of funds in the future. Letters of credit, which are issued under the revolving loan facility under the credit facility, are used to support payment obligations incurred for our general corporate purposes. As of September 24, 2004, Interline Opco had $9.0 million of letters of credit issued under the credit facility. Interest on Interline Opco's 11.5% notes is payable semiannually. With respect to borrowings under the credit facility, Interline Opco has the option to borrow at either LIBOR plus 3.50% or prime plus 2.75%. Interest on the credit facility is payable quarterly, and with respect to any LIBOR borrowings, on the last day of the interest period applicable to the term of the borrowing.

        We are a holding company with no material business operations of our own. Our most significant asset is the capital stock of Interline Opco. We conduct virtually all of our business operations through Interline Opco. Accordingly, our only material sources of cash are dividends and distributions with respect to our ownership interests in Interline Opco that are derived from the earnings and cash flow generated by Interline Opco. Interline Opco might not generate sufficient earnings and cash flow to pay dividends or distributions in the future. Indebtedness under Interline Opco's credit facility and 11.5% notes may limit or prohibit the payment of dividends or other distributions to us.

        Net cash provided by operating activities was $33.1 million for fiscal year 2003 compared to net cash provided by operating activities of $10.4 million in the comparable period for the prior year. Net cash provided by operating activities for fiscal year 2003 was significantly higher than the prior year as a result of improved working capital trends. Net cash provided by operating activities was $7.5 million in the nine months ended September 2004 compared to $31.7 million in the comparable period for the prior year. Net cash provided by operating activities in the nine months ended September 2004 was lower than the prior year period as a result of our increased investment in inventory and trade accounts receivable associated with our sales growth. In the first nine months of the prior year period, sales were relatively flat and we reduced our inventory investments to appropriately match our sales trends. During the first nine months of 2004, our sales grew 14.0% and accordingly our inventory levels increased $18.6 million in the nine months ended September 2004 compared to a decrease of $12.6 million in the nine months ended September 2003. The increase for the period ending September 2004 was approximately 15.6% and was in line with our sales growth.

        Net cash used in investing activities was $26.8 million in fiscal year 2003 and was primarily attributable to our acquisition of Florida Lighting during the fourth quarter of 2003 and capital expenditures made in the ordinary course of business. Net cash used in investing activities was $5.9 million in the nine months ended September 2004 compared to $7.2 million in the nine months ended September 2003. Net cash used in investing activities in the nine months ended September 2004 was primarily attributable to capital expenditures made in the ordinary course of business. For the nine months ended September 2003, cash used in investing activities was attributable to purchases of businesses of $3.8 million and capital expenditures made in the ordinary course of business.

        Net cash used in financing activities totaled $11.0 million for fiscal year 2003 compared to net cash used in financing activities of $3.3 million in the comparable period for the prior year. Net cash used in financing activities for fiscal year 2003 was primarily attributable to the refinancing transactions described below. Net cash provided by financing activities totaled $1.2 million in the nine months ended September 2004 compared to net cash used in financing activities of $8.0 million in the nine months ended September 2003. Net cash provided by financing activities in the nine months ended September 2004 was primarily attributable to the net borrowings under our revolving credit facility. Net cash used in financing activities in the nine months ended September 2003 was attributable to the refinancing transactions described below.

        Interline Opco issued $200.0 million aggregate principal amount of the 11.5% notes in May 2003 as part of a refinancing of our indebtedness. On May 29, 2003, Interline Opco entered into a new $205.0 million senior secured credit facility which consists of a $140.0 million term loan facility and a $65.0 million revolving loan facility. The net proceeds from the offering of the 11.5% notes and the refinancing of the former credit facility with a new credit facility were used to: (1) repay all outstanding indebtedness under the former credit facility, (2) redeem all of Interline Opco's outstanding 16% senior subordinated notes due 2008, (3) pay accrued interest and related redemption premiums on Interline Opco's former debt and (4) pay transaction fees and expenses related to this offering and the new credit facility.

        We intend to use proceeds from the offering of shares by us to repay $32.0 million of indebtedness under Interline Opco's credit facility, to repurchase or redeem approximately $70.0 million principal amount of the 11.5% notes, to pay a redemption premium of up to $8.1 million, the $55.0 million cash portion of the consideration to the preferred stockholders of Interline Opco in our reincorporation merger and $5.0 million to terminate Interline Opco's interest rate swap agreements. In connection with this offering, we intend to amend our credit facility. The amended credit facility is expected to include a $100.0 million term loan and a $100.0 million revolving loan facility. For a more detailed discussion of the amended credit facility, see "Description of Indebtedness." As of September 24, 2004, after giving effect to this offering and the application of the net proceeds of this offering, our total indebtedness would have been $250.3 million (of which $9.0 million was outstanding in the form of letters of credit) and the availability under Interline Opco's amended revolving credit facility would have been $84.0 million.

        Capital expenditures were $4.6 million in fiscal 2003 as compared to $4.9 million in fiscal 2002. Capital expenditures as a percentage of sales were 0.7% in fiscal year 2003 and 0.8% in fiscal 2002. Capital expenditures were $5.4 million in the nine months ended September 2004 compared to $3.5 million in the nine months ended September 2003. Capital expenditures as a percentage of sales were 1.0% in the nine months ended September 2004 and 0.73% in the nine months ended September 2003.

        In fiscal year 2003, acquisition expenditures were $18.4 million, attributable to our acquisition of Florida Lighting. Purchase of investment and other assets was $3.9 million in 2003.

        Our principal working capital need is for inventory and trade accounts receivable, which have generally increased with the growth in our business. Our principal sources of cash to fund our working capital needs are cash generated from operating activities and borrowings under our revolving credit facility.

        We believe that cash flow from operations and available borrowing capacity under Interline Opco's credit facility will be adequate to finance our ongoing operational cash flow needs and debt service obligations for at least the next twelve months. Over the long-term, we expect to meet our operational cash flow and capital expenditures needs through cash flow from operations and borrowings under the revolving credit facility. After this offering and on or prior to the final maturity of our existing indebtedness, we expect to repay or refinance such indebtedness with the proceeds of public or private debt or equity financings. Our operations could be materially adversely affected to the extent that we are unable to repay or refinance our indebtedness. For more information, see "Risk Factors—Risks Relating to Our Business—Our indebtedness may limit our cash flow available to invest in the ongoing needs of our business, which could prevent us from fulfilling our obligations."

Contractual Obligations and Off-Balance Sheet Arrangements

        The following table sets forth our contractual obligations as of December 26, 2003:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$341,525	$7,000	$19,250	$29,750	$285,525
Revolving credit facility(1)	—	—	—	—	—
Operating leases	46,437	10,899	17,294	10,556	7,688
Non-compete agreement	1,000	200	400	400	—
Escrow payment	1,000	1,000	—	—	—
Management agreement	438	250	188	—	—
Employment agreements	2,290	1,209	1,081	—	—

Total contractual cash obligations(2)	$392,690	$20,588	$38,213	$40,706	$293,213

(1)
Interline Opco's credit facility includes a $65.0 million revolving loan facility. As of December 26, 2003, Interline Opco did not have any amounts outstanding on this revolving facility. As of September 24, 2004, $7.0 million was outstanding under the revolving credit facility. Total letters of credit outstanding under this facility as of December 26, 2003 and September 24, 2004 were $6.0 and $9.0 million.

(2)
Trade accounts payable of $43.2 million are excluded from the table but generally payable within 30 to 60 days. Accrued interest payable and the fair value of interest rate swaps related to our debt which is currently recorded as a liability are also excluded from the table. See Note 7 to our consolidated historical financial statements included elsewhere in this prospectus for a description of our interest payments.

As of September 24, 2004, except for operating leases or letters of credit, we have no material off-balance sheet arrangements.

Seasonality

        We experience some seasonal fluctuations as sales of our products typically increase in the second and third fiscal quarters of the year due to increased apartment turnover and related maintenance and repairs in the multi family residential housing sector during these periods. In addition, November, December and January sales tend to be lower across most of our brands because customers may defer purchases at year-end as their budget limits are met and because of the winter holiday season between Thanksgiving Day and New Year's Day.

Quantitative and Qualitative Disclosures about Market Risk

        We are aware of the potentially unfavorable effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher product and material costs. We seek to minimize the effects of inflation and changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. Management believes that inflation (which has been moderate over the past few years) did not significantly affect our operating results or markets in fiscal 2003, 2002, or 2001.

        Our operating performance is also affected by price fluctuations in stainless steel, copper, aluminum, plastic and other commodities. Our results of operations in fiscal 2003 and 2002 were favorably and unfavorably impacted by increases and decreases in the pricing of certain commodity-based products. Such commodity price fluctuations have from time to time created cyclicality in our financial performance. Historically, such fluctuations have not had a material impact on our results of operations, as we have been able to increase the prices of the products we sell in our priced catalogs as prices of commodities have increased. In the future our use of priced catalogs may not allow us to offset such cost increases quickly and could result in a material decrease in gross margins and profit.

        The majority of our purchases from foreign-based suppliers are from China and other countries in Asia and are transacted in U.S. dollars. Accordingly, we have minimal foreign currency risk related to suppliers.

Derivative Financial Instruments

        Periodically, we enter into derivative financial instruments, including interest rate exchange agreements, to manage our exposure to fluctuations in interest rates on our debt. Under our existing swap agreements, we pay a fixed rate on the notional amount to a bank and the bank pays to us a variable rate on the notional amount equal to a base LIBOR rate. Our derivative activities, all of which are for purposes other than trading, are initiated within the guidelines of corporate risk-management policies.

        Below is a summary of our interest rate swaps as of September 24, 2004, which will expire between May and October of 2005:

	Contract/Notional Amount	Fair Value	Weighted Average Paying Rates	Weighted Average Receiving Rates
	(in thousands)
Interest rate swap agreements	$151,000	$(6,594)	6.56%	1.83%

        We recognized a gain of $5.3 million in fiscal 2003 and $6.2 million in the nine months ended September 24, 2004 from the change in fair value of interest rate swaps. These increases in the value of the interest swaps were a direct result of changes in interest rates and market volatility, and the remaining tenor of our instruments.

        Periodically, we perform an analysis to determine the effect on interest expense of instantaneous and sustained parallel shifts in interest rates of plus or minus 100 basis points over a period of twelve months. As of September 24, 2004, this analysis reflected that a 100 basis point change in interest rates would have resulted in a change in the fair value of the interest rate swaps of approximately $1.3 million. While this simulation is a useful measure of our sensitivity to changing rates, it is not a forecast of the future results and is based on many assumptions that, if changed, could cause a different outcome. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to net interest income than indicated above.

        We periodically evaluate the costs and benefits of any changes in our interest rate risk. Based on such evaluation, we may modify our existing swaps, or enter into new swaps, to manage our interest rate exposure. In connection with this offering, we intend to terminate our existing swap agreements by prepaying the obligations under these agreements.

Recent Accounting Pronouncements

        In December 2003, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 104 (or SAB 104). SAB 104 revised and rescinded portions of Staff Accounting Bulletin No. 101 in order to make the interpretive guidance consistent with the current authoritative accounting and auditing guidance and SEC rules and regulations.

        SFAS 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities" (or SFAS 149), addresses certain decisions made by the Financial Accounting Standards Board as part of the Derivatives Implementation Group process. In general, SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

        SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (or SFAS 150), addresses how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective July 1, 2003.

        We adopted SFAS 149 and SFAS 150 on July 1, 2003 and SAB 104 in December 2003. The adoption of these standards did not have a material impact on our financial position, results of operations or cash flows.

BUSINESS

Our Company

        We are a leading national distributor and direct marketer of specialty maintenance, repair and operations (MRO) products, according to a recent ranking of the top U.S. catalog companies selling industrial/MRO supplies published by Catalog Age Magazine. We have been in business for over 25 years. We stock over 45,000 plumbing, electrical, hardware, security hardware, heating, ventilation and air conditioning and other MRO products and sell to over 150,000 active customer accounts. Our products are primarily used for the repair, maintenance, remodeling and refurbishment of properties and non-industrial facilities. We generally do not serve new construction markets. We are able to realize higher operating margins by focusing on repair, maintenance, remodeling and refurbishment customers, who generally make smaller, more frequent purchases and require high levels of service. Our diverse customer base includes facilities maintenance customers, which consist of multi-family housing, educational, lodging and health care facilities; professional contractors who primarily repair and maintain properties and non-industrial facilities; and specialty distributors, including plumbing and hardware retailers. Our customers range in size from individual contractors and independent hardware stores to apartment management companies and national purchasing groups. We generated net sales of $640.1 million and $548.4 million, and operating income of $61.6 million and $52.4 million, for the year ended December 26, 2003 and for the nine months ended September 24, 2004, respectively.

        The following charts illustrate the customers we serve and the net sales contribution of our product offerings for the twelve months ended September 24, 2004.

Net Sales—By Customer Type	Net Sales—By Product Offering

        We market and sell our products primarily through eight distinct and targeted brands, each of which is nationally recognized in the markets we serve for providing premium products at competitive prices with reliable same-day or next-day delivery. Wilmar, Sexauer and Maintenance USA brands serve our facilities maintenance customers; Barnett, U.S. Lock and SunStar brands serve our professional contractor customers; and AF Lighting and Hardware Express brands serve our specialty distributor customers. Our multi-brand operating model, which we believe is unique in the industry, allows us to use a single platform to deliver tailored products and services to meet the individual needs of each respective customer group served. We reach our markets using a variety of sales channels, including a sales force of approximately 400 field representatives, over 280 telesales representatives, a direct mail program of approximately five million pieces annually, brand-specific websites and a national accounts sales program. We deliver our products through our network of 63 regional distribution centers located throughout the United States and Canada, a state-of-the-art national distribution center (NDC) in Nashville, Tennessee and a dedicated fleet of trucks. Our broad distribution network allows us to provide reliable, same-day or next-day delivery service to 98% of the U.S. population.

        Our common information technology and logistics platform supports our major business functions, allowing us to market and sell our products at varying price points depending on the customer's service requirements. While we market our products under a variety of branded catalogs, our brands draw from the same inventory within common distribution centers and share associated employee and transportation costs. In addition, we have centralized sales, marketing, purchasing and catalog production operations to support our brands. We believe that our common information technology and logistics platform also benefits our customers by allowing us to offer a broad product selection at highly competitive prices while maintaining the unique customer appeal of each of our targeted brands. Overall, our common operating platform has enabled us to improve customer service, maintain lower operating costs, efficiently manage working capital and support our growth initiatives.

Industry and Market Overview

        The MRO distribution industry is approximately $300 billion in size according to a U.S. Bancorp—Piper Jaffray Research Report and encompasses the supply of a wide range of products, including plumbing and electrical supplies, hand-tools, janitorial supplies, safety equipment and many other categories. Customers served by the MRO distribution industry include heavy industrial manufacturers that use MRO supplies for the repair and overhaul of production equipment and machinery; owners and managers of facilities such as apartment complexes, office buildings, schools, hotels and hospitals that use MRO supplies largely for maintenance, repair and refurbishment; and professional contractors.

        Within the MRO distribution industry, we focus on serving customers in three principal end markets: facilities maintenance, professional contractors and specialty distributors. Pembroke Consulting, in a study we commissioned, has estimated that the markets we serve are approximately $80 billion in size in the aggregate. Our customers are primarily engaged in the repair, maintenance, remodeling and refurbishment of properties and non-industrial facilities, as opposed to new construction projects or the maintenance of heavy industrial facilities and machinery. Our facilities maintenance customers are individuals and entities responsible for the maintenance and repair of various commercial properties, including apartment buildings, schools, hotels and health care facilities. Our professional contractor customers buy our products to provide plumbing, electrical, HVAC, and mechanical services to their residential and commercial customers. Our specialty distributor customers consist primarily of hardware stores and small plumbing and electrical distributors that purchase our products for resale.

        The MRO distribution industry is highly fragmented and primarily composed of small, local and regional companies. We believe that we are well positioned to capitalize on the highly fragmented nature of the market and on the consolidation trends impacting our industry.

  •
  Increasingly, smaller distributors are unable to satisfy customers' requirements as their limited financial capacity, product offerings and geographic footprint hinder their ability to compete effectively with larger, diversified distributors such as ourselves. By leveraging our scale, scope and information system capabilities, we benefit from the acquisition of these smaller, less-efficient competitors.

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  Consolidation trends within many of our facilities maintenance end markets are helping to drive further consolidation among MRO distributors. For example, within the multi-family housing market, the 50 largest apartment owners have increased their holdings to approximately 17.0% of total apartment units in 2003, compared to approximately 12.0% in 1996, according to an analysis by the National Multi Housing Council. These apartment owners prefer to purchase from single-source providers with national delivery capabilities, rather than from smaller distributors in multiple geographic markets.

  •
  The professional contractor end markets we serve are facing consolidation pressures much like those experienced in the facilities maintenance end markets. Professional contractors have found that they are able to realize scale efficiencies by forming large purchasing groups. Similar to national apartment owners, these regional and national purchasing groups prefer to purchase products from single-source providers that are large enough to serve their needs in a variety of geographic markets.

  •
  Government initiatives aimed at reducing health care costs have spurred consolidation within the managed care industry. The national managed care organizations favor large MRO distributors, which offer a broad range of competitively-priced products and comprehensive distribution solutions.

        As MRO customers grow in size and sophistication, they continue to seek new ways to generate additional efficiencies. The application of information technology to supply chain management has become increasingly important for this purpose. We believe that our supply chain management solutions result in material savings for our MRO customers. For example, we offer our customers the option of receiving invoices electronically. For customers that place frequent orders and have the ability to receive electronic invoices, this program can dramatically reduce ordering costs by eliminating invoice handling and automating the matching and payment process. We believe that by offering services such as electronic purchasing and invoicing, which remove transaction costs from the supply chain, we encourage our customers to use us as their single source of MRO supplies.

Our Strengths

        We believe our competitive strengths include:

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  Unique Operating Model and Brand Marketing Strategy. We have developed targeted product and service offerings for each of our eight major brands. Our nationally recognized brands focus on specific customer end markets and provide multiple service and delivery options at varying price levels, allowing us to obtain higher margins than many traditional distributors, which are limited by a single brand approach to serving their customers. Our information system compiles customer purchasing data that enables us to tailor product and service offerings and to develop proprietary products based on our customers' changing needs. Our deep customer knowledge and broad capabilities also allow us to craft custom solutions for national accounts and other multi-location customers seeking to reduce their supply-chain costs. These solutions include custom catalogs, vendor-managed inventory and automatic replenishment.

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  Highly Integrated, Industry Leading Information Technology and Logistics Platform. We operate a sophisticated information technology and logistics platform that supports our major business functions across our brands, allowing us to manage customer relationships and to track and efficiently distribute thousands of products. Our brands share common distribution centers and associated employee, sales, marketing and transportation costs. This highly integrated information technology and logistics platform has enabled us to achieve significant operating and financial efficiencies, and has provided us with a springboard to pursue our strategic growth initiatives without substantial incremental investment in our platform.

  •
  National Scope with Local Market Presence and Superior Customer Service. We have a network of 63 regional distribution centers and a national distribution center strategically located to serve the largest metropolitan areas throughout the United States and Canada. The geographic scope of our distribution network and the efficiency of our information systems enable us to provide reliable, same-day or next-day delivery service to over 98% of the U.S. population. We believe our delivery options and our experienced sales force distinguish our service offerings from those of our competitors and reinforce our reputation for superior customer service. Our focus on customer service has led to long-standing relationships with many of our largest customers.

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  Leading Domestic and Proprietary Product Lines. We offer over 45,000 MRO products, including such well-recognized product lines as Delta, Moen, Kwikset, General Electric and Sylvania. We also offer a number of high quality, private label product lines that we design and have custom manufactured in Asia to our specifications. Over the past two decades, we have developed strong relationships with a number of Asian manufacturers. Our extensive experience in Asia and our relationships with leading manufacturers are strategic advantages that enable us to execute our proprietary private label strategy. We believe that the offering of high quality, low-priced private label product lines, such as our Premier faucet line, has been a significant factor in attracting and retaining many of our customers.

  •
  Strong, Experienced Management Team. We have assembled an experienced, successful senior management team, whose members have held executive positions in some of the nation's leading distribution companies. The members of our senior management team average over 19 years of industry experience. Michael J. Grebe, our Chief Executive Officer, and William E. Sanford, our Executive Vice President and Chief Operating Officer, have over 20 and 19 years, respectively, of MRO marketing and distribution experience.

        As further described in "Risk Factors" beginning on page 8 of this prospectus, our business operates in an industry that is large, fragmented and highly competitive. We face significant competition from national and regional distributors as well as traditional channels of distribution. In addition, our industry is undergoing changes driven by industry consolidation and increased customer demands, which could further increase competition and make it more difficult for us to maintain our operating margins. Finally, our competitors may offer a greater variety of products than we offer or have greater financial resources than we do.

Growth Strategy

        Our objective is to become the leading supplier of MRO products to our three principal end markets: facilities maintenance, professional contractor and specialty distributor. In pursuing this objective, we plan to increase our net sales, earnings and return on invested capital by capitalizing on our information technology and logistics platform to successfully execute our organic growth, geographic expansion, operating efficiency and strategic acquisition initiatives.

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  Organic Growth Initiatives. We seek to further penetrate the markets we serve and expand into new product areas by utilizing and expanding a number of our already successful marketing strategies. We believe these organic growth initiatives apply to each of the three customer segments we serve.

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  Expand Our National Accounts Program. We will continue to expand our national accounts program, through which we target senior management at large, national companies that make significant volume purchases. Based on the success we have had with this program in the multi-family housing market, we have initiated similar programs in the education, lodging and health care facilities and professional contractor markets.

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  Increase Use of Our Supply Chain Management Services. We have successfully introduced a full suite of supply chain management services to our facility maintenance customers. We plan to expand this program to our professional contractor and specialty distributor customers in order to lower their supply chain costs. Our supply chain management services include outsourcing inventory management, just-in-time delivery and electronic transaction processing. Our revenues from customers who shifted from traditional supply methods to supply chain management programs increased from $41.1 million in the nine months ended September 2003 to $53.6 million in the nine months ended September 2004.

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  Expand Our Proprietary Private Label Product Lines. We will continue to expand development of proprietary products under our private label brands such as Premier, ProPlus, Bala, Lumina, Designer's Edge, Legend and Anvil Mark. Our private label products allow us to improve our market penetration and increase revenue and profitability by allowing us to offer customers high quality products at low prices.

    •
    Extend Our Product Lines. We plan to selectively add new products and new categories to our various brand offerings to capture a greater percentage of our customers' MRO purchases. For example, our recent acquisition of the SunStar line significantly expanded our lighting and electrical product offerings and introduced us to new suppliers of competitively priced items, and has already generated incremental revenue and profitability.

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  Geographic Expansion Opportunities. We believe that numerous opportunities exist for us to further penetrate the markets we serve and expand into new markets. We intend to increase the number of our field sales and telesales territories to serve additional sales regions. We also intend to continue to penetrate the professional contractor market by opening more Barnett Pro Centers in geographic areas where there are high concentrations of professional contractors. Barnett Pro Centers, which have been well received by our plumbing and HVAC contractor customers, are conveniently located service counters that allow for quick product pick up with no advance notice. These strategies are designed to drive growth with relatively low investment and minimal execution risk.

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  Increased Operating Efficiencies. We will continue to focus on enhancing our operating efficiency, which will increase profitability, improve our cash conversion cycle and increase our return on invested capital. We expect to lower our transaction costs and improve margins by continuing to implement best practices throughout our operations and to migrate our lower-margin customers to lower-cost sales channels. In addition, our integrated information system has enabled us to centralize key administrative functions, such as merchandising, inventory management and working capital management for all our brands. We will continue to monitor the utilization rates of our distribution centers and other fixed assets and will seek to optimize their usage through selective rationalization.

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  Strategic Acquisitions. We will continue to maintain a disciplined acquisition strategy of adding new customers in currently served markets and pursuing acquisitions of established brands in new markets in an effort to leverage our operating infrastructure. Our recent acquisition of Florida Lighting in November 2003 demonstrates our ability to identify and consummate the acquisition of companies that meet our selective criteria. Once new companies are acquired, we believe our information systems help us reduce integration risk and maximize cost saving opportunities by allowing us to efficiently integrate a target's operations, customers and management of working capital.

Our Principal Stockholders

        Parthenon Capital, an affiliate of one of our principal stockholders, is a Boston-based private equity firm specializing in buyouts, growth equity investments and recapitalizations of public and private companies. Parthenon Capital was founded in 1998 and manages approximately $1.1 billion of private equity capital. Ernest K. Jacquet and Drew T. Sawyer of Parthenon Capital serve on our board of directors.

        J.P. Morgan Partners, the investment advisor to J.P. Morgan Partners (23A SBIC), L.P., one of our principal stockholders, is a global private equity firm with approximately $19.0 billion in total capital under management. J.P. Morgan Partners is a leading provider of private equity and has closed over 1,300 individual transactions since its inception in 1984. J.P. Morgan Partners has more than 130 investment professionals in eight offices throughout the world. J.P. Morgan Partners is an affiliate of J.P. Morgan Chase & Co. (NYSE: JPM), one of the largest financial institutions in the United States. Christopher C. Behrens and Stephen V. McKenna of J.P. Morgan Partners currently serve on our board of directors.

        Sterling Investment Partners, L.P., one of our principal stockholders, is a Connecticut-based private equity firm established to provide growth capital for middle-market companies valued at $50 million to

$300 million. Sterling's fund exceeds $235 million of committed capital. Charles W. Santoro of Sterling Investment Partners serves on our board of directors.

Our Background

        We and our corporate predecessors have been in business for over 25 years. Interline Opco is a corporation formed under New Jersey law in 1978. We were formed as a corporation in Delaware in May 2004 for the purpose of effecting our reincorporation merger. See "Certain Relationships and Related Transactions—Reorganization Transactions."

Our Products

        We stock over 45,000 standard and specialty MRO products in a number of product categories, including plumbing, electrical, hardware, security hardware, appliances and parts, HVAC, janitorial chemicals and sanitary supplies, window and floor coverings and paint and paint accessories. We offer a broad range of brand name and private label products.

Product Categories

        The approximate percentages of our net sales for the twelve months ended September 24, 2004 by product category were as follows:

Product Category	Percentage of Net Sales
Plumbing	46%
Electrical	15
HVAC, Appliances and Parts	12
Security	7
Hardware	7
Other Products	13

Total	100%

        The following is a discussion of our principal product categories:

        Plumbing Products.    We sell a broad range of plumbing products, from individual faucet parts to complete bathroom renovation kits. We sell a number of brand name products of leading plumbing supply manufacturers, including Delta, Moen and Price Pfister. We also sell a number of private label plumbing products under various proprietary trademarks, including Premier faucets and water heaters, DuraPro tubular products and ProPlus retail plumbing accessories.

        Electrical Products.    Our comprehensive selection of electrical products ranges from items such as ceiling fans to light fixtures and light bulbs. We offer a number of brand name products of leading electrical supply manufacturers, including Phillips, Westinghouse, Honeywell and General Electric, as well as a number of private label electrical products, such as Powerworks switches and Lumina light bulbs.

        HVAC, Appliances and Parts.    We offer a variety of HVAC products, including condenser units, thermostats, fans and motors. Some of these are brand name products of manufacturers such as York and Janitrol and some are our own private label products, such as Centurion air conditioners. Our comprehensive range of appliances and parts includes washer/dryer components, garbage disposers, refrigerators and range hoods. We sell a number of brand name products of leading appliance manufacturers, including General Electric and Whirlpool. We also sell a number of high-quality generic replacement parts.

        Security Products.    We sell a broad range of security hardware products, from individual lock-sets to computerized master-key systems. We sell a number of brand name products of leading security hardware manufacturers, including Kwikset and Schlage. We also sell a number of private label security hardware products, such as U.S. Lock hardware, Legend locks and Rx master keyways.

        Hardware Products.    We sell a variety of hardware products, from power tools to mini blinds. Our brand name products include DAP sealants and caulks, Rustoleum paints and Milwaukee power tools. Our private label hardware products include Legend door and window hardware and Anvil Mark fasteners.

Private Label Products

        Our size and reputation have enabled us to develop and market various lines of private label products, which we believe offer our customers high quality, low-cost alternatives to the brand name products we sell. Third party manufacturers, primarily in China and Southeast Asia, using our proprietary branding and packaging design, manufacture our private label products to our specifications. Our sales force, catalogs and monthly promotional flyers emphasize the comparative value of our private label products. Since our private label products are typically less expensive for us to purchase from suppliers, we are able to improve our profit margin with the sale of these products, despite the fact that we sell them to our customers at a discount to our non-private label product offerings. In addition, we have found that we develop strong relationships with our private label customers and generate increased repeat business, as private label customers generally return to us for future service and replacement parts on previously purchased products.

New Product Offerings

        We monitor and evaluate our product offerings both to assess the sales performance of our existing products and to discontinue products which fail to meet specified sales criteria. We also create new product offerings in response to customer requirements by adjusting our product portfolio within existing product lines as well as by establishing new product line categories. Through these efforts, we are able to address our customers' changing product needs and thereby retain and attract customers. Further, by introducing new product lines, we provide our customers with additional opportunities for cost savings and a one-stop shopping outlet with broad product offerings. For example, we have successfully introduced products such as water heaters, floor coverings and custom cut mini blinds. We believe that introducing new products in existing product lines and creating new product lines are both strategies which enable us to increase penetration of existing customer accounts, as well as attract new customers to our brands.

Our Brands

        We market and sell products primarily through eight distinct and targeted brands: Wilmar®, Sexauer®, Maintenance USA®, Barnett®, Hardware Express®, U.S. Lock®, SunStar® and AF Lighting™. Each of our brands is focused on serving a particular customer group: Wilmar, Sexauer and Maintenance USA brands generally serve our facilities maintenance customers, while Barnett, U.S. Lock, SunStar, AF Lighting and Hardware Express generally serve professional contractors and other distributors. Our brands are distinguished not only by the type of products offered, but also by the levels of service provided to customers. We have brands that market a wide range of product categories, such as Maintenance USA, as well as brands that specialize in a particular group of products, such as U.S. Lock, SunStar and AF Lighting. We have brands that market complementary services to our customers, including inventory management and technical assistance, and brands that offer products without support services. Our gross profit margin on product sales varies for our facilities maintenance and professional contractor and specialty distributor brands due to differences in the costs of service levels provided. We believe that our mix of brands allows us to effectively compete for a broad range of customers across our industry, regardless of their product requirements, preferred sales channels or service needs.

Facilities Maintenance Brands

        We serve our facilities maintenance customers through our Wilmar, Sexauer and Maintenance USA brands. Facilities maintenance customers buy our products for maintenance, repair and remodeling and often need to obtain products with minimal delay. In many cases, our facilities maintenance customers also look to us for support services such as inventory maintenance, management of procurement contracts and technical advice and assistance.

        Wilmar.    Our Wilmar brand specializes in sales of maintenance products to the multi family housing market. Through its Wilmar Master Catalog, Wilmar is able to act as a one-stop shopping resource for multi family housing maintenance managers by offering one of the industry's most extensive selections of standard and specialty plumbing, hardware, electrical, janitorial and related products. Wilmar provides same-day or next-day delivery in local markets served by our distribution centers and ships by parcel delivery services or other carriers to other areas. We sell Wilmar products primarily through field sales representatives, as well as through direct mail and telesales. We have also successfully launched a national accounts program at Wilmar by adding national account managers who market to high level officers at real estate investment trusts, or REITS, and other property management companies. Through this program, we assist large multi location customers in reducing total supply chain costs.

        Sexauer.    Our Sexauer brand markets and sells specialty plumbing and facility maintenance products to institutional customers, including commercial real estate, education, lodging, health care and other facilities maintenance customers. We believe that the catalog of Sexauer products is well known in the industry as a comprehensive source of specialty plumbing and facility maintenance products. In addition to a broad product portfolio, Sexauer offers customers an extensive selection of service and procurement solutions, drawing upon our product and supply management expertise.

        Maintenance USA.    Through our Maintenance USA brand, we offer a broad portfolio of MRO products to facilities, including multi family housing, lodging and institutional customers. Since Maintenance USA sells our products exclusively through a catalog, which is supported by direct mail and telesales, it represents a low cost supply alternative to smaller property managers and more cost-conscious customers requiring minimal support services.

Professional Contractor and Specialty Distributor Brands

        We serve our professional contractor and specialty distributor customers through our Barnett, U.S. Lock, Hardware Express, SunStar and AF Lighting brands. Professional contractors generally purchase our products for specific job assignments and/or to resell the product to end-customers.

        Barnett.    Our Barnett brand markets and sells a broad range of MRO products to professional contractors, including plumbing, electrical, building and HVAC contractors, typically for repair and remodeling applications. The Barnett brand is also sold to other distributors which are generally smaller and carry fewer products than Barnett. Sales are made primarily through catalogs, telesales and direct mail. In addition, Barnett has regional sales managers in select markets throughout the United States. Customers can also receive technical support and assistance in selecting products by calling our customer service centers. In addition to next-day delivery, Barnett also offers customers the convenience of our network of Barnett Pro Centers.

        U.S. Lock.    Our U.S. Lock brand sells security hardware products to professional locksmiths. Our primary marketing vehicle for U.S. Lock products is our U.S. Lock dealer program, in which professional locksmiths receive incentives such as rebates and favored pricing on proprietary items in return for paying an annual membership, guaranteeing annual purchase volume, displaying our U.S. Lock logo in their stores and assisting in other promotional activities. Sales are made primarily through catalog, telesales and direct mail.

        Hardware Express.    Our Hardware Express brand markets and sells our full range of products primarily to retail hardware stores. While Hardware Express customers may order our products for general inventory purposes, we specialize in working with independent stores to sell our private label brand products through custom designed retail display sets. We believe that our retail hardware store customers prefer our private label products because they are priced more competitively than non-private label products. In addition, our retail display program enables our hardware customers to present an entire line of products in a professional and organized manner. Hardware Express sells its products through a catalog, supplemented by direct mail and telesales personnel, and a specialty display sales program of private label products which is coordinated by field sales representatives.

        SunStar/AF Lighting.    Our SunStar and AF Lighting brands sell residential lighting and electrical contractor, electrical products to electrical distributors, lighting showrooms and mass merchants through direct mail, outbound telesales and a network of manufacturer's representatives.

Sales and Marketing

        We market and sell our products nationally and internationally through a variety of channels. The majority of our sales to facilities maintenance customers are made through field sales representatives, and the majority of our sales to professional contractors and specialty distributors are made through catalog and promotional mailings, supported by a telesales operation and limited field sales resources in major metropolitan markets. We also serve our facilities maintenance and professional contractor customers with brand specific websites, though the majority of customer orders are received through the other channels discussed above. For a more detailed description of our approach to e-commerce, see "Management Information Systems." In fiscal 2001, fiscal 2002 and fiscal 2003, our advertising, sales and marketing costs were $53.9 million, $56.1 million and $54.7 million, respectively.

        Our marketing strategy involves targeting our marketing channels and efforts to specific customer groups. As a result of our long-standing relationships with our customers, we have been able to assemble a database of customer purchasing information, such as end market purchasing trends, product and pricing preferences and support service requirements. In addition, we are able to track information such as customer retention and reactivation as well as new account acquisition costs. We are also able to track the success of a particular marketing effort once it is implemented by analyzing the purchases of the customers targeted by that effort. Our information systems allow us to use this data to develop more effective sales and marketing programs. For example, our understanding of the preferences of our large, multi family housing customers led to our development of a national accounts program, through which field sales representatives focus on developing contacts with national accounts. We will continue to leverage our customer knowledge and shared brand information system to develop successful sales and marketing strategies.

Field Sales Representatives

        Our direct sales force markets and sells to all levels of the customer's organization, including senior property management executives, local and regional property managers and on-site maintenance managers. Our direct sales force marketing efforts are designed to establish and solidify customer relationships through frequent contact, while emphasizing our broad product selection, reliable same-day or next-day delivery, high level of customer service and competitive pricing.

        We maintain one of the largest direct sales forces in our industry, with approximately 400 field sales representatives covering markets throughout the United States, Canada and Central America. We have found that we obtain a greater percentage of our customers' overall spending on MRO products in markets serviced by local sales representatives, particularly in regions where these representatives are supported by a nearby distribution center that enables same-day or next-day delivery of our product line.

        Our field sales representatives are expected not only to generate orders, but also to act as problem solving customer service representatives. Our field sales representatives are trained and qualified to assist customers in shop organization, special orders, part identification and complaint resolution. We compensate our field sales representatives based on a combination of salary, bonuses and commission. Increasingly, we are using these representatives to target senior management at multi location companies in order to acquire long-term customers that make large volume purchases. We will continue to seek additional opportunities where we can leverage the strength of our field sales force to generate additional sales from our customers.

Telesales

        Our telesales operation has been designed to make ordering our products as convenient and efficient as possible. We divide our telesales staff into outbound and inbound groups. Our outbound telesales representatives are responsible for maintaining relationships with existing customers and prospecting for new customers. These representatives are assigned individual accounts in specified territories and have frequent contact with existing and prospective customers in order to make telesales presentations, notify customers of current promotions and encourage additional purchases. Our inbound telesales representatives are trained to quickly process orders from existing customers, provide technical support and expedite and process new customer applications, as well as handle all other customer service requests. We offer our customers nationwide toll-free telephone numbers and brand specific telesales representatives who are familiar with a particular brand's markets, products and customers. Our call centers are staffed by over 280 telesales, customer service and technical support personnel, who utilize our proprietary, on-line order processing system. This sophisticated software provides the telesales staff with detailed customer profiles and information about products, pricing, promotions and competition.

Catalogs and Direct Mail

        Our catalogs and direct mail promotional flyers are key marketing tools that allow us to communicate our product offerings to both existing and potential customers. We create catalogs, typically exceeding 1,000 pages, for each of our brands and mail them on an annual or semi-annual basis to our existing customers. We often supplement these catalog mailings by sending our customers monthly promotional flyers. Most of our branded catalogs have been distributed for over three decades and we believe that these catalog titles have achieved a high degree of recognition among our customers.

        In targeting potential direct marketing customers, we typically make our initial contact through promotional flyers, rather than by sending a complete catalog. We obtain mailing lists of prospective customers from outside marketing information services and other sources. We are able to gauge the effectiveness of our promotional flyer mailings through the use of proprietary database analysis methods, as well as through our telesales operations. Once customers begin to place orders with us, we will send an initial catalog and include the customer on our periodic mailing list for updated catalogs and promotional materials. We believe that this approach is a cost-effective way for us to contact large numbers of potential customers and to determine which customers should be targeted for continuous marketing.

        Our in-house art department produces the design and layout for our catalogs and promotional mailings using a sophisticated catalog content database and software system. Our catalogs are indexed and illustrated to provide simplified pricing information and to highlight new product offerings. Our promotional mailings introduce new product offerings, sale-promotion items and other periodic offerings. Illustrations, photographs and copy are shared among brand catalogs and mailings or customized for a specific brand, allowing for fast and efficient production of multi branded media. In addition, we frequently build custom catalogs designed specifically for the needs of some of our larger customers.

Operations and Logistics

Distribution Network

        We have a network of 63 regional distribution centers strategically located to serve the largest metropolitan areas throughout the United States and Canada, and a state-of-the-art national distribution center in Nashville, Tennessee. We also maintain a dedicated fleet of trucks to assist in local delivery of products. The geographic scope of our distribution network and the efficiency of our information system enable us to provide reliable, same-day or next-day delivery service to over 98% of the U.S. population.

        Our regional distribution centers are central to our operations and range in size from approximately 5,000 square feet to 106,000 square feet. Our regional distribution centers are typically maintained under operating leases in commercial or industrial centers, and primarily consist of warehouse and shipping facilities. We have also had success with opening Barnett Pro Centers counters in existing distribution centers and in freestanding locations, which allow the customer to obtain products from a fixed location without ordering in advance. This service has been especially popular with our professional contractor customers, as we have found that many of them prefer to pick up products between jobs. We plan to continue to open select Barnett Pro Centers in geographic locations with high concentrations of professional contractors.

Inbound Logistics

        Historically, our distribution centers were decentralized, with most of our vendors shipping directly to individual regional distribution centers. In July 2000, we opened our NDC in Nashville, Tennessee, which we later expanded to 317,000 square feet. Our NDC receives the majority of our vendor shipments and efficiently re-distributes products to our regional distribution centers. Some over-sized or seasonal products are directly shipped to regional distribution centers by suppliers. Our use of the NDC has significantly reduced regional distribution center replenishment lead times while simultaneously improving our customer fill rates.

Outbound Logistics

        Once an order is entered into the computer system by a telesales representative, items within the order are automatically arranged by warehouse location to facilitate ease of picking within the distribution center. For customers located within the local delivery radius of a distribution center (typically 50 miles), our own trucks or third party carriers will deliver the products directly to the customer either on the same day or the next day. For customers located outside the local delivery radius of a distribution center, we deliver products via UPS or another parcel delivery company or, in the case of large orders, by common carriers. We arrange for pick-up of returns at no charge to the customer in the local delivery radius. For customers outside the local delivery radius, we provide parcel service pick-up of the returns at no charge and also provide a full refund if the return is the result of our error. A minor portion of our sales is delivered direct from the manufacturer.

Suppliers

        We enjoy long-standing relationships with many of our suppliers. No single supplier accounted for more than 5% of our inventory purchases in fiscal 2003. In addition, in most cases, we have a number of competitive sources of supply for any particular product that we sell. However, loss of a number of key supplier agreements could materially impair our ability to supply our customers and accordingly lead to a decrease in sales and earnings. Due to our high volume of purchases and use of foreign suppliers, we are able to obtain purchase terms we believe to be more favorable than those available to most local suppliers of MRO products. Approximately 80% of our purchases in the twelve months ended September 24, 2004 were from domestically based suppliers and approximately 20% were from foreign based suppliers, primarily located in Asia. Our largest foreign-based suppliers are located in China and Taiwan, representing approximately 65% and 25% of our total foreign based purchases, respectively. The remaining 10% of our foreign purchases come from Europe, South America and other countries in Asia. If we were to lose a key foreign supplier, it would disrupt our supply chain for approximately 60 to 90 days by requiring us to procure from another source such as another foreign supplier or a domestic supplier. If we were to lose our key suppliers from an individual country—caused by such events as a natural catastrophe, political unrest, changes in foreign laws or regulations, changes in local economic conditions, war and other trade issues—we would expect longer disruptions in our supply chain of 120 to 150 days or longer as we focus on sourcing the product(s) required in another foreign country or domestically. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk." In addition, uncertainties with respect to the Chinese legal system may adversely affect us in resolving claims arising from our Chinese suppliers. Because many laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform. Moreover, the relative inexperience of China's judiciary in many cases creates additional uncertainty as to the outcome of any litigation, and the interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Enforcement of existing laws or contracts based on existing equitable enforcement may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement, or to obtain enforcement of a judgment by a court of another jurisdiction.

        As a distributor and direct marketer of specialty MRO products, our business has significant working capital needs. Our principal working capital need is for inventory and trade accounts receivable, which have generally increased with growth in our business. Our principal sources of cash to fund our working capital needs are generated from operating activities and borrowings under our revolving credit facility

        We aggressively manage our working capital need through our common information technology and logistics platform. For instance, our purchasing process is driven by an inventory management system that forecasts demand based on customer ordering patterns. This system monitors our inventory and alerts our purchasing managers of items approaching low stocking levels. We balance ordering and carrying costs in an effort to minimize total inventory costs. Forecasting is automated and is based on historical demand or seasonally adjusted projected demand. Our system assists in determining which items fit seasonal demand patterns. Demand forecasts are adjusted by trend factors that reflect changes in expected sales or general business trends. Automated procedures recommend safety stock levels based on frequency of item sales. When an item reaches re-order point, our system can automatically generate a replenishment purchase, the purchasing manager can initiate an automatic purchase order or the purchasing manager can manually build a purchase order.

Management Information Systems

        We operate a sophisticated customer service and inventory management system that allows us to manage customer relationships and to administer and distribute thousands of products. Our systems encompass all major business functions for each of our main brands and enable us to receive and process orders, manage inventory, verify credit and payment history, generate customer invoices, receive payments and manage our proprietary direct marketing lists. We have consistently invested in our information technology, as we believe that the efficiency and flexibility of our information system are critical to the success of our business.

        Our information systems have been instrumental in our efforts to streamline our inventory management processes. Our information systems track each item of our inventory and its location within our distribution network. By monitoring inventory levels, we are able to quickly reorder products or shift inventory through our distribution network in order to ensure product availability. Our systems also allow us to monitor sales of products, enabling us to eliminate products that do not perform to our sales targets. Furthermore, our information systems allow us to maintain shared inventory across all of our major brands, thereby reducing on-hand inventory requirements and generating operating efficiencies. Our information systems have also allowed us to create a more efficient order fulfillment process. All of our local distribution centers are linked to our information systems, which provide them with real-time access to inventory availability, order tracking and customer creditworthiness.

        We constantly seek new ways to generate additional efficiencies, such as by utilizing e-commerce. With brand-specific websites, our customers can browse our catalogs and send electronic purchase orders over the Internet directly to our order entry system. Our customers can integrate this system into their own purchase order systems, thereby making their supply chain operate more seamlessly. In addition, we offer our customers the option of receiving invoices electronically. For customers that place frequent orders and have the ability to receive electronic invoices, this program can dramatically reduce ordering costs by eliminating invoice handling and automating the matching and payment process. We believe that by offering services like electronic purchasing and invoicing, which remove transaction costs from the supply chain, we encourage our customers to use us as their single source of MRO supplies.

Competition

        The MRO product distribution industry is a large, fragmented industry that is highly competitive. Competition in our industry is primarily based upon product line breadth, product availability, service capabilities and price. We face significant competition from national and regional distributors, such as Hughes Supply, Hughes MRO, Home Depot Supply, Inc., Ferguson and W.W. Grainger, Inc. Hughes MRO was formerly known as Chad Supply and has recently acquired Century Maintenance Supply. Home Depot Supply was formerly known as Maintenance Warehouse/America Corp. and remains an affiliate of The Home Depot, Inc. Each of these competitors market their products through the use of direct sales forces as well as direct mail and catalogs. In addition, we face competition from traditional channels of distribution such as retail outlets, small dealerships and large warehouse stores, including Home Depot and Lowe's. We also compete with buying groups formed by smaller distributors, Internet-based procurement service companies, auction businesses and trade exchanges.

        We expect that competition in our industry will increase in the future. The MRO product distribution industry is consolidating, as traditional MRO product distributors attempt to achieve economies of scale and increase efficiency. Furthermore, MRO product customers are continuing to seek low cost alternatives to replace traditional methods of purchasing and sources of supply. We believe that the current trend is for customers to reduce the number of suppliers and rely on lower cost alternatives such as direct mail and/or integrated supply arrangements, which will contribute to competition in our industry. Finally, we expect that new competitors will develop over time as Internet-based enterprises become more established and reliable and refine their service capabilities.

Environmental Matters

        We are subject to certain federal, state and local environmental laws and regulations, including those governing the management, transportation and disposal of, and exposure to, hazardous materials and the cleanup of contaminated sites. While we could incur costs as a result of liabilities under, or violations of, such environmental laws and regulations or arising out of the spill or presence of hazardous materials in the environment, including the discovery of any such materials resulting from historical operations at our sites, we do not believe that we are subject to any such costs that are material. Furthermore, we believe that we are in compliance in all material respects with all environmental laws and regulations applicable to our facilities and operations.

Properties

        Our corporate headquarters is located in Jacksonville, Florida. We operate the following facilities:

Locations	Square Footage

Birmingham, AL	30,618
Tempe, AZ	42,081
Cerritos, CA	39,455
Hayward, CA	26,144
Ontario, CA	46,200
Sacramento, CA	48,235
San Diego, CA	24,705
Edmonton, CN	7,557
Oakville, CN	17,069
Aurora, CO	69,500
Denver, CO	5,042
Clearwater, FL	8,640
Hollywood, FL	53,600
Jacksonville, FL	8,400
Jacksonville, FL	47,370
Miami, FL	17,920
Orlando, FL	30,000
Pompano Beach, FL	78,000
Tampa, FL	40,000
Doraville, GA	52,320
Marietta, GA	10,160
Carol Stream, IL	42,106
Crestwood, IL	6,000
Wheeling, IL	5,783
Fishers, IN	44,840
Lenexa, KS	22,482
Jeffersontown, KY	8,700
Louisville, KY	38,040
Louisville, KY*	60,000
Harahan, LA	33,000
Woburn, MA	5,015
Worcester, MA	60,108
Baltimore, MD	5,400
Elkridge, MD	75,000
Farmington Hills, MI	70,035
St. Louis, MO	34,975
Charlotte, NC	45,600
Mt. Laurel, NJ	70,000
Pinebrook, NJ	6,500
Teterboro, NJ	5,400
North Las Vegas, NV	36,000
Brentwood, NY*	42,000
Depew, NY	21,728
Cincinnati, OH	33,711
Columbus, OH	36,264
Oklahoma City, OK	15,340
Bristol, PA	55,000
Leetsdale, PA	37,000
Pittsburgh, PA	26,662
Hato Tejas, PR	23,657
Florence, SC	34,000
Nashville, TN (NDC)	317,085
Memphis, TN	17,580
Nashville, TN	24,900
Dallas, TX	15,697
El Paso, TX	42,837
Fort Worth, TX	20,000
Grand Prairie, TX	106,245
Houston, TX	64,000
San Antonio, TX	19,200
Richmond, VA	20,861
Seattle, WA	38,218
Seattle, WA	5,472
Butler, WI	27,800
*
Owned properties

Trademarks

        We have registered and nonregistered trade names and trademarks covering the principal brand names and product lines under which our products are marketed, including Wilmar®, Sexauer®, Maintenance USA®, Barnett®, HardwareExpress®, U.S. Lock®, SunStar® and AF Lighting™. We believe that our trademarks are important to our success and our competitive position. Accordingly, our policy is to pursue and maintain registration of our trade names and trademarks whenever possible and to oppose vigorously any infringement or dilution of our trade names and trademarks.

Litigation

        We are not a party to and do not have any property that is the subject of any legal proceedings pending or, to our knowledge, threatened, other than ordinary routine litigation incidental to our business and proceedings that are not material.

Employees

        As of September 24, 2004, we had approximately 2,334 employees, of whom approximately 101 were unionized. Currently, we have two labor agreements in place: one for our Mt. Laurel, New Jersey distribution center and one for our Elkridge, Maryland distribution center. The Mt. Laurel, New Jersey agreement was renegotiated on October 18, 2004, and will expire on October 15, 2007. The total number of employees within this bargaining unit is approximately 62. The Elkridge, Maryland agreement also was renegotiated on November 1, 2004 and expires on October 31, 2007. The total number of employees within this bargaining unit is 39. We have not experienced any work stoppages resulting from management or union disagreements and believe that our employee relations are satisfactory.

MANAGEMENT

Directors and Executive Officers

        The table below sets forth information regarding the directors and executive officers of Interline Opco. As of June 2004, we appointed each of the individuals listed below to identical positions at our Company:

Name	Age	Position
Michael J. Grebe	47	President, Chief Executive Officer and Director
William E. Sanford	45	Executive Vice President and Chief Operating Officer
Charles Blackmon	55	Vice President and Chief Financial Officer
William R. Pray	57	Senior Vice President and Chief Merchandising Officer
Fred M. Bravo	48	Vice President, Field Sales
Pamela L. Maxwell	40	Vice President, Marketing
Laurence W. Howard	41	Vice President, General Counsel and Secretary
Ernest K. Jacquet	57	Chairman of the Board of Directors
Gideon Argov	48	Director
Christopher C. Behrens	43	Director
John J. Gavin	48	Director
Barry J. Goldstein	61	Director
Stephen V. McKenna	35	Director
Charles W. Santoro	45	Director
Drew T. Sawyer	37	Director

        Michael J. Grebe has served as a director of Interline Opco since May 2000, the President of Interline Opco since October 1999 and the Chief Executive Officer of Interline Opco since January 2002. Previously, he served as the Chief Operating Officer of Interline Opco from November 1998 to June 2004. Prior to joining Interline Opco, Mr. Grebe served as a Group Vice President of Airgas, Inc., or Airgas, a distributor of industrial gases, from 1997 to 1998. Mr. Grebe joined Airgas following its acquisition of IPCO Safety, Inc., a national alternate channel marketer of industrial safety supplies, of which he served as President from 1991 to 1996.

        William E. Sanford has served as Executive Vice President of Interline Opco since January 2002 and as the Chief Operating Officer of Interline Opco since June 2004. Previously, he served as the Senior Vice President of Interline Opco from April 1999 to January 2002, Chief Financial Officer from April 1999 to June 2004 and Secretary from April 1999 to May 2004. Prior to joining Interline Opco, Mr. Sanford served as Vice President, Corporate Development of MSC Industrial Direct Co., Inc., a distributor of industrial supplies, from January 1998 to March 1999. Prior to 1998, Mr. Sanford held various positions at Airgas, serving as Executive Vice President, Sales & Marketing from 1995 to 1998 and as President of its Pacific Northwest subsidiary from 1988 to 1993.

        Charles Blackmon has served as Vice President and Chief Financial Officer of Interline Opco since June 2004. Prior to joining Interline Opco, Mr. Blackmon served as a Director, Executive Vice President and Chief Financial Officer of Magnatrax Corporation from April 1999 to November 2002, and as Vice President of Magnatrax from November 2002 to June 2004. Since April 2003, Mr. Blackmon has also served as a Director and Audit Committee member of Concurrent Computer Corporation.

        William R. Pray has served as Senior Vice President and Chief Merchandising Officer of Interline Opco since March 2002. Previously, he served as a director of Interline Opco from October 2000 to June 2004. Prior to joining Interline Opco, Mr. Pray served as President and Chief Operating Officer of Waxman Industries, Inc., the former parent of Barnett, from June 1995 to April 1996, resigning from these positions upon the consummation of the initial public offering of Barnett, serving as President and Chief Executive Officer for Barnett until September 2000. From February 1991 to February 1993, Mr. Pray served as Senior Vice President-President of Waxman Industries Inc.'s U.S. operations, after serving as President of its Mail Order/Telesales Group since 1989.

        Fred M. Bravo has served as Vice President, Field Sales of Interline Opco since October 2001. Mr. Bravo previously served as the National Sales Manager, Director of Sales and Vice President, Sales of Interline Opco. Prior to joining Interline Opco, Mr. Bravo served as Vice President of Sales of HMA Enterprises, Inc., a Texas-based MRO parts wholesaler, from 1987 to 1996. Mr. Bravo served as Vice President, Sales for Cherokee Holdings, Inc., a Houston based MRO wholesaler from 1985 to 1987.

        Pamela L. Maxwell has served as Vice President of Marketing of Interline Opco since January 2001. Prior to joining Interline Opco, Ms. Maxwell served as President of Airgas Rutland Tool & Supply Co., Inc., a subsidiary of Airgas and a direct marketing distributor of metalworking products and MRO supplies, from November 1998 to December 2000. During her 17-year career at Airgas, Ms. Maxwell held a variety of positions ranging from sales management in the gas distribution division to marketing management in the direct industrial division.

        Laurence W. Howard has served as Vice President, General Counsel and Secretary of Interline Opco since May 2004. Prior to joining Interline Opco, Mr. Howard served as the Vice President, Legal Services of Bombardier Capital Inc., the financial services division of Bombardier Inc., from April 2002 through April 2004 and as the Assistant General Counsel from April 1999 through April 2002.

        Ernest K. Jacquet has served as Chairman of the Board of Directors of Opco since June 2004 and as a director of Interline Opco since May 2000. Mr. Jacquet is a co-founder and a Co-Chief Executive Officer of Parthenon Capital, one of the principal stockholders of Interline Opco. Prior to founding Parthenon Capital in 1998, Mr. Jacquet was a general partner of Summit Partners from April 1990 through May 1998 and a principal of Bain Capital. In addition, he was a director of Wilmar Industries, Inc., our corporate predecessor, from 1995 until May 2000. Mr. Jacquet also serves on the boards of directors of Atkins Nutritionals, Inc., Canongate Golf, LLC, Creditek, LLC, Pharmedica Holdings, LLC, RePipe, Inc. and Spheris.

        Gideon Argov has served as a director of Interline Opco since August 2001. Mr. Argov is currently the Chief Executive Officer of Mykrolis Corporation, a producer of semi-conductor manufacturing equipment. From 2001 to November 2004, he was a Managing Director of Parthenon Capital. His responsibilities at Parthenon Capital included working with several of Parthenon Capital's portfolio companies on strategy formulation and implementation, as well as finding and originating new investments. Prior to joining Parthenon Capital, Mr. Argov served as Chairman, President and CEO of Kollmorgen Corporation from 1991 to 2000. Mr. Argov serves on the boards of directors of Mykrolis Corporation, Helix Technologies, Fundtech and TransTechnology Corporation.

        Christopher C. Behrens has served as a director of Interline Opco since December 1999. Mr. Behrens is currently a Partner of J.P. Morgan Partners, LLC, the investment advisor of one of our principal stockholders, and was a Partner of its predecessor, Chase Capital Partners. Prior to being a Partner, he was a Principal of Chase Capital Partners from 1992 to 1999. Mr. Behrens serves on the boards of directors of Berry Plastics Corporation, Brand Services, Inc., as well as a number of private companies.

        John J. Gavin has served as a director of Interline Opco since June 2004. Prior to joining Interline Opco, Mr. Gavin served as a Director, President and Chief Operating Officer of Right Management Consultants from January 1999 to January 2004, and as Executive Vice President of Right Management Consultants from December 1996 through December 1998. Prior to joining Right Management Consultants, Mr. Gavin was with Andersen Worldwide from 1978 through 1996, where he was named a

Partner in 1990. Mr. Gavin also currently serves on the board of directors for Opinion Research Corporation and Catholic Health East, a multi-institutional, Catholic health system.

        Barry J. Goldstein has served as a director of Interline Opco since April 2004. In October 2000, Mr. Goldstein retired as Executive Vice President and Chief Financial Officer of Office Depot, Inc., which he joined as Chief Financial Officer in May 1987.

        Stephen V. McKenna has served as a director of Interline Opco since September 2000. Mr. McKenna is currently a Principal of J.P. Morgan Partners, LLC and was a Principal of its predecessor, Chase Capital Partners. Prior to joining Chase Capital Partners in 2000, Mr. McKenna worked in the Investment Banking Group of Morgan Stanley & Co., Incorporated from 1999 to 2000 and in the Mergers & Acquisitions Group of J.P. Morgan & Co. Incorporated from 1996 to 1999. Mr. McKenna serves on the board of directors of National Waterworks, Inc. as well as a number of private companies. Mr. McKenna is expected to resign from our board of directors immediately prior to the completion of this offering.

        Charles W. Santoro has served as a director of Interline Opco since May 2000. Mr. Santoro is a co-founder and Managing Partner of Sterling Investment Partners, L.P., one of our principal stockholders. Before founding Sterling Investment Partners in December 1999, Mr. Santoro was Vice Chairman, Investment Banking Division of Paine Webber Group Inc. from 1995 to May 2000. Prior to joining PaineWebber in 1995, Mr. Santoro was a Managing Director of Smith Barney Inc. in charge of the firm's Multi-Industry Group and New Business Development Group. Prior to that, Mr. Santoro was responsible for Smith Barney's cross-border investment banking activities in New York and London, where he sat on that firm's International Board of Directors. From May 1984 to April 1991, Mr. Santoro worked in the Mergers & Acquisitions Department of Morgan Stanley & Co., Inc., where he last served as Operations Officer of the European Mergers & Acquisitions Department at Morgan Stanley & Co., Incorporated. Mr. Santoro is Chairman of the Board of U.S. Maintenance, Inc. (USM Holdings Corp.), and also serves on the board of directors of Washington Inventory Service, Community Research Associates, Inc. and the Marine Corps—Law Enforcement Foundation.

        Drew T. Sawyer has served as a director of Interline Opco since May 2000. Mr. Sawyer is currently a Managing Director of Parthenon Capital, LLC. He was a founding member at Parthenon Capital as a Principal from 1998 to 2000. Prior to joining Parthenon Capital, Mr. Sawyer was a Principal at Parthenon Group from 1995 to 1998. Mr. Sawyer serves on the boards of directors of Atkins Nutritionals, Inc., Canongate Golf, LLC, Franco Apparel Group, Inc. and Restaurant Technologies Inc.

Board Structure and Compensation

        Our board of directors will be fixed at 9 directors divided into three classes of directors, designated as Class I, Class II and Class III, with the directors in each class serving staggered three-year terms. Each class will consist, as nearly as possible, of one-third of the directors constituting the entire board. Messrs. Jacquet and Gavin will serve initially as Class I directors, Messrs. Goldstein, Santoro and Sawyer will serve initially as Class II directors and Argov, Behrens and Grebe will serve initially as Class III directors. Mr. McKenna, who currently serves on our board, is expected to resign immediately prior to the completion of this offering. Following consummation of the offering, our board will appoint an additional member to fill the vacancy and to serve as a Class I director. At the first annual stockholders' meeting following this offering, the term of office of the Class I directors will expire and new Class I directors will be elected for a full term of three years. At the second annual stockholders' meeting following this offering, the term of office of the Class II directors will expire and new Class II directors will be elected for a full term of three years. At the third annual stockholders' meeting following this offering, the term of office of the Class III directors will expire and new Class III directors will be elected for a full term of three years.

Committees

        Our board of directors currently has three standing committees: the audit committee, the nominating and governance committee and the compensation committee.

        The primary purpose of the audit committee is to assist the board in monitoring the integrity of our financial statements, our independent auditor's qualifications and independence, the performance of our audit function and independent auditors and our compliance with legal and regulatory requirements. Messrs. Goldstein, Sawyer and Gavin will serve on the audit committee upon consummation of this offering. In addition within 12 months of the consummation of this offering, the board will appoint a new independent member to the Audit Committee to replace Mr. Sawyer. Mr. Goldstein serves as chairman of the audit committee and also qualifies as an independent "audit committee financial expert" as such term has been defined by the SEC in Item 401(h)(2) of Regulation S-K.

        The nominating and governance committee has the authority to identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of stockholders; develop and recommend to the board a set of corporate governance principles applicable to the company; oversee the evaluation of the board and management; and annually evaluate its performance. The nominating and governance committee will consist of Messrs. Argov, Behrens and Jacquet upon consummation of this offering.

        The compensation committee has the authority to approve salaries and bonuses and other compensation matters for our officers. In addition, the compensation committee has the authority to approve employee benefit plans as well as administer our 2000 Stock Award Plan and 2004 Equity Incentive Plan. The compensation committee will consist of Messrs. Argov, Santoro and Behrens upon consummation of this offering.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Directors' Compensation

        It is anticipated that our directors, other than those who are our employees, will receive an annual retainer of $40,000 payable quarterly in cash, the chair of the audit committee will receive in addition to the annual retainer an annual fee of $10,000 and the chair of the other committees of our Board will receive in addition to the annual retainer, annual fees of $5,000 each payable in cash. We anticipate that our non-employee directors who are not affiliated with any of our principal stockholders will each be awarded 20,000 options to purchase shares of our common stock with a fair market value exercise price and 5,000 restricted stock awards immediately prior to the completion of this offering. These restricted stock awards will vest pro rata over two years. In addition, each director who is not an employee will thereafter receive an annual award of 10,000 options to purchase shares of our common stock with a fair market value exercise price. Options and restricted stock awards will be awarded under and governed by our 2004 Equity Incentive Plan. Other than as described above, no awards of common stock or options will be made to our non-employee directors in connection with this offering. No additional fees will be paid to directors for attendance at board meetings. All director compensation is contingent upon a director attending a minimum of 75% of our meetings each year. See "—2004 Equity Incentive Plan" for more information.

Executive Compensation

        The following table sets forth information relating to the compensation awarded to, earned by or paid by Interline Opco to our and Interline Opco's President and Chief Executive Officer, Michael J. Grebe, and each of Interline Opco's four other most highly compensated executive officers whose individual compensation exceeded $100,000 during fiscal 2003 for services rendered to Interline Opco, to whom we collectively refer as our "named executive officers."

	Annual Compensation
Name and Principal Position						Other Annual Compensation(1)
	Year	Salary		Bonus
Michael J. Grebe President and Chief Executive Officer	2003 2002	$ $	364,202 342,807	$ $	263,356 222,525	$ $	18,354 65,500	(2)
William E. Sanford Executive Vice President and Chief Operating Officer	2003 2002	$ $	326,920 308,923	$ $	236,639 199,950	$ $	17,940 63,500	(2)
William R. Pray Executive Vice President	2003 2002	$ $	493,440 472,320	$ $	218,100 193,500	$ $	84,493 83,527	(3)
Fred M. Bravo Vice President, Field Sales	2003 2002	$ $	152,016 139,615	$ $	58,887 48,375	$ $	34,400 20,600
Pamela L. Maxwell Vice President, Marketing	2003 2002	$ $	151,616 150,096	$ $	57,506 48,536	$ $	11,004 7,862

(1)
Includes matching contributions to 401(k) program.

(2)
Includes a relocation fee of $50,000 and a monthly car allowance of $1,000.

(3)
Includes the dollar value of the premiums paid by us with respect to the term portion of split dollar life insurance policies on the life of Mr. Pray ($59,140 per year), which were terminated in June 2004.

Options Grants during Fiscal 2003

        We granted the following stock option awards to our named executive officers in 2003. We have never issued any stock appreciation rights.

Name	Number of Securities Underlying Options Granted(1)	Percentage of Total Options Granted to Employees in 2003	Exercise price (per share)(1)	Expiration Date	Present Value of Grant at Grant Date($)(2)
Michael J. Grebe	—	—	—	—	—
William E. Sanford	—	—	—	—	—
William R. Pray	—	—	—	—	—
Fred M. Bravo	15	1.81%	$41.05	1/1/11	N/A
Pamela L. Maxwell	15	1.81%	$41.05	1/1/11	N/A

(1)
Represents options granted under Interline Opco's 2000 Stock Award Plan, after giving effect to our reincorporation merger and the Transactions described in "Certain Relationships and Related Transactions—Reorganization Transactions."

(2)
The present value of stock option grants at grant date was determined using the Black-Scholes option-pricing model, with the following assumptions:

Expected Life	5 years
Risk-free interest rate	4.02%
Volatility	0.0%
Dividend yield	0.0%

        The exercise price of $41.05 is significantly in excess of the initial public offering price of $15.00 per share.

Aggregated Option Exercises in Fiscal 2003 and Year-End Option Values

        None of our named executive officers exercised any of his or her options to purchase shares of our common stock during fiscal 2003. The following table sets forth exercisable and unexercisable stock options held by each of our named executive officers as of December 26, 2003, at which time none of these stock options were in the money.

Individual Grants
Name	Shares Acquired on Exercise(s)	Value Realized	Number of Shares Underlying Unexercised Options at December 26, 2003 Exercisable/Unexercisable(1)	Value of Unexercised In-the-Money Options at December 26, 2003 Exercisable/Unexercisable(2)
Michael J. Grebe	—	—	545/363	N/A
William E. Sanford	—	—	375/250	N/A
William R. Pray	—	—	—/—	N/A
Pamela L. Maxwell	—	—	6/9	N/A
Fred M. Bravo	—	—	6/9	N/A

(1)
Represents options granted under our 2000 Stock Award Plan, after giving effect to our reincorporation merger and the Transactions described in "Certain Relationships and Related Transactions—Reorganization Transactions."

(2)
Based on the difference between the initial offering price and the option exercise price. The exercise prices of $41.05 to $1,669.13 are significantly in excess of the initial public offering price of $15.00 per share. The above valuations may not reflect the actual value of unexercised options, as the value of unexercised options will fluctuate with market activity.

Incentive Plans

  2000 Stock Award Plan

        Under Interline Opco's 2000 Stock Award Plan, or the Stock Award Plan, Interline Opco's compensation committee may award a total of 6,395 shares of its common stock in the form of incentive stock options (which may be awarded to key employees only), nonqualified stock options, stock appreciation rights, or SARs, and restricted stock awards, all of which may be awarded to its directors, officers, key employees and consultants. Shares subject to any unexercised options granted under the Stock Award Plan, which have expired or terminated, become available for issuance again under the Stock Award Plan. During any one-year period during the term of the Stock Award Plan, no participant may be granted options which in the aggregate exceed 2,741 shares of Interline Opco's common stock authorized for issuance pursuant to the Stock Award Plan. The exercise price per share for an incentive stock option may not be less than 100% of the fair market value of a share of Interline Opco's common stock on the grant date. The exercise price per share for an incentive stock option granted to a person owning stock possessing more than 10% of the total combined voting power of all classes of Interline Opco's stock may not be less than 110% of the fair market value of a share of its common stock on the grant date, and may not be exercisable after the expiration of five years from the date of grant. SARs may be granted either in tandem with another award or freestanding and unrelated to another award. A SAR entitles the participant to receive an amount equal to the excess of the fair market value of a share of Interline Opco's common stock on the date of exercise of the SAR over the SAR's grant price. Interline Opco's compensation committee will determine in its sole discretion whether a SAR is settled in cash, shares or a combination of cash and shares. Interline Opco's compensation committee has full discretion to administer and interpret the Stock Award Plan, to adopt such rules, regulations and procedures as it deems necessary or advisable, and to determine the persons eligible to receive awards, the time or times at which the awards may be exercised, and whether and under what circumstances an award may be exercised. Options awarded under the Stock Award Plan will be converted into options to purchase shares of our common stock in connection with the Transactions.

  2004 Equity Incentive Plan

        Prior to the consummation of this offering, we expect to adopt the Interline Brands, Inc. 2004 Equity Incentive Plan, or the 2004 Plan, for grants to be made to participants immediately prior to and following the consummation of this offering. The purpose of our 2004 Plan is to give us a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide us with a stock plan providing incentives directly related to increases in our stockholder value.

        Administration.    Our compensation committee will administer our 2004 Plan. The committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under our 2004 Plan, and to adopt, alter and repeal rules, guidelines and practices relating to our 2004 Plan. Our compensation committee will have full discretion to administer and interpret the 2004 Plan, to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine among other things the time or times at which the awards may be exercised, and whether and under what circumstances an award may be exercised.

        Eligibility.    Any of our employees, directors, officers or consultants, or of our subsidiaries or affiliates will be eligible for awards under our 2004 Plan. Our compensation committee has the sole and complete authority to determine who will be granted an award under the plan.

        Number of Shares Authorized.    The number of shares of our common stock available for award under our 2004 Plan is 3,175,000 shares. No participant may be granted awards of options or stock appreciation rights with respect to more than 600,000 shares of common stock in any one year. No more than 150,000 shares of common stock may be granted under our 2004 Plan with respect to restricted share units or restricted stock in any one year to any one participant. If any award is forfeited, or if any option terminates, expires or lapses without being exercised, shares of our common stock subject to such award will again be available for future grant. If there is any change in our corporate capitalization, the committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our 2004 Plan, the number of shares covered by awards then outstanding under our 2004 Plan, the limitations on awards under our 2004 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

        The 2004 Plan will expire in December 2014, and no further awards may be granted after that date.

        Awards Available for Grant.    Our compensation committee may grant awards of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted share units, stock bonus awards, or any combination of the foregoing.

        Options.    Our compensation committee is authorized to grant options to purchase shares of common stock that are either "qualified," meaning they satisfy the requirements of Section 422 of the Code for incentive stock options, or "nonqualified," meaning they are not intended to satisfy the requirements of Section 422 of the Code. These options will be subject to the terms and conditions established by the committee. Under the terms of our 2004 Plan and unless the committee determines otherwise, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant. Options granted under the plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our compensation committee and specified in the applicable award agreement. The maximum term of an option granted under the plan will be 10 years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder). Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) which have been held by the participant for at least six months, have been purchased on the open market, or the compensation committee may, in its discretion, allow such payment to be made through a broker-assisted cashless exercise mechanism or by such other method as our compensation committee may determine.

        SARs.    Our compensation committee is authorized to award stock appreciation rights often referred to as SARs under the 2004 Plan. The SARs will be subject to the terms and conditions established by the committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2004 Plan may include SARs and they may also award SARs to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. The terms of the SARs shall be subject to terms established by the compensation committee and reflected in the award agreement.

        Restricted Share Unit Awards.    Our compensation committee is authorized to award restricted share units. The restricted share unit awards will be subject to the terms and conditions established by the committee. Unless the committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. Generally, at the expiration of the period of time over which the units are to be earned, and the satisfaction of any performance based vesting criteria established by the committee for the period, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares, as the committee will elect.

        Restricted Stock.    Our compensation committee is authorized to award restricted stock under the plan. The awards of restricted stock will be subject to the terms and conditions established by the committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the committee for a specified period. Unless the committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment during the restricted period, then any unvested restricted stock is forfeited.

        Stock Bonus Awards.    Our compensation committee is authorized to grant awards of unrestricted shares, either alone or in tandem with other awards, under such terms and conditions as the committee may determine.

        Performance Criteria.    Our compensation committee may condition the vesting of any award granted under our 2004 Plan on the satisfaction of certain performance goals. The committee may establish these performance goals with reference to one or more of the following: (i) earnings (gross, net or per share), (ii) stock price (absolute or relative to other companies); (iii) market share, (iv) gross or net profit margin, (v) costs or expenses, (vi) return on equity, (vii) sales, (viii) EBITDA, (ix) return on capital or equity, (x) total shareholder return, or (xi) net income.

        Transferability.    Each award may be exercised during the participant's lifetime only by the participant or, if permissible under applicable law, by the participant's guardian or legal representative, and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

        Amendment.    Our 2004 Plan will have a term of ten years. Our board may amend, suspend, or terminate our 2004 Plan at any time, however shareholder approval may be necessary if the law so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

        Initial Awards.    We anticipate granting immediately prior to the Transactions and in connection with the Transactions 175,820 restricted stock awards to our senior management. The restricted stock awards granted will vest contingent upon the executive's continued employment in one-third installments over three years provided we attain pre-established annual percentage increases in our earnings per share as established by our compensation committee prior to the grant of the restricted stock awards. The restricted stock awards will also vest if the executive remains in our employ for seven years on the seventh anniversary of the date of grant. In addition, in general, if an executive's tax liability associated with vesting in his restricted stock award is satisfied through the withholding of shares subject to that award, if he is currently employed, he will be entitled to a grant of stock options. These options will be to purchase shares of common stock, equal to the number of shares of common stock so withheld, and will have an exercise price equal to the fair market value of our common stock on the date of grant and will vest over four years in equal annual installments. The other terms and conditions of these options will be set forth in an award agreement under our 2004 Plan. As a result of these restricted stock awards, we will incur non-cash charges against our future earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" for more information. We anticipate that our non-employee directors who are not affiliated with any of our principal stockholders will be granted an aggregate of 10,000 restricted stock awards immediately prior to the completion of this offering. Such awards vest pro rata over two years. These two directors will also each receive immediately prior to the completion of this offering 20,000 non-qualified stock options with an exercise price of the fair value on the date of grant. We also anticipate granting to management immediately prior to the Transactions 1,835,218 non-qualified stock options with an exercise price equal to the offering price and 590,465 non-qualified stock options with a weighted-average exercise price of $24.00 per share. All of these options will be fully vested and exercisable when granted. However, management will only be permitted to sell shares acquired upon the exercise of the options in 25% increments over the four-year period following the Transactions. In addition, upon the termination of the executive by us other than for "Cause" (as defined in the 2004 Plan), death or disability, or the executive for good reason (as defined in the 2004 Plan or the employment agreement) these options will remain exercisable for 120 days following such termination. In the event the executive dies or becomes disabled, options will remain exercisable for one year following such termination and in the event the executive is terminated for cause unexercised options will expire. The terms and conditions of all the options will be set forth in an award agreement.

  U.S. Federal Income Tax Consequences.

        The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise of awards under the plan and the disposition of shares purchased pursuant to the exercise of such awards and is intended to reflect the current provisions of the Internal Revenue Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state and local tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

        Options.    No income will be realized by a participant upon grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

        Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act.) We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

        Restricted Share Units.    A participant will not be subject to tax upon the grant of a restricted share unit award. Rather, upon the delivery of shares or cash pursuant to a restricted share unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or cash) he actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

        Section 162(m).    In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the four other officers whose compensation is disclosed in its proxy statement, subject to certain exceptions. The 2004 Plan is intended to satisfy either an exception or applicable transitional rule requirements with respect to grants of options to covered employees. The 2004 Plan is designed to permit certain awards of restricted share units and other awards to be awarded in a manner intended to qualify under either the "performance-based compensation" exception to Section 162(m) of the Code or applicable transitional rule requirements.

Management Annual Bonuses

        We anticipate providing management with annual cash bonuses in accordance with their employment agreements. Please refer to the description of the new employment agreements on the following pages. As a result of these cash bonuses, we will incur a charge against our earnings in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview" for more information.

Equity Compensation Plan Information at December 26, 2003

        The following table sets forth information as of December 26, 2003 regarding compensation plans under which our equity securities are authorized for issuance.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by security holders	2,284	$506.57	3,316
Equity compensation plans not approved by security holders	—	—	—
Total	2,284	$506.57	3,316

(1)
794 shares of restricted common stock have been issued and are outstanding under the 2000 Stock Award Plan in addition to the options issued.

Employment Agreements and Other Compensation

        Michael J. Grebe.    We have entered into a new employment agreement with Mr. Grebe, which became effective August 13, 2004 and expires two years thereafter, subject to automatic one-year extensions at the beginning of each calendar year thereafter unless we or Mr. Grebe give at least 90 days' written notice of non-extension. We entered into an amendment to Mr. Grebe's employment agreement effective as of December 2, 2004. During the term of his agreement, Mr. Grebe will continue to serve as our President and Chief Executive Officer. Mr. Grebe's base salary is $386,030, subject to annual cost of living increases of at least 5% as of the beginning of each calendar year. Mr. Grebe is also eligible for an annual cash bonus based upon the achievement of annual performance targets established by our compensation committee, with a maximum annual bonus of 120% of his base salary. Mr. Grebe is also eligible to continue to participate in the benefits plans and arrangements generally available to our senior executives.

        In addition, Mr. Grebe will receive a one-time bonus upon the closing of this offering equal to $2,591,970.

        Further, in the event of a change in control of us, Mr. Grebe will be entitled to a success bonus in an amount which shall be negotiated in good faith and agreed upon between Mr. Grebe and us. This success bonus will be paid in cash to Mr. Grebe in a lump sum on the date of the closing of such change in control.

        Mr. Grebe's employment may be terminated by us for cause (as defined in his employment agreement) upon 30 days' prior written notice. Upon termination of Mr. Grebe's employment for cause, we are required to pay his accrued and unpaid base salary and benefits through the date of termination. If Mr. Grebe's employment terminates due to disability or death, he or his estate will be entitled to receive (i) any accrued and unpaid base salary and benefits, (ii) continuation of his base salary for a period of two years following the date of termination and (iii) a pro rata bonus for the calendar year in which termination occurs. If his employment is terminated by us without cause, or by Mr. Grebe for good reason (as defined in the employment agreement to include among other actions, a change in control of us), Mr. Grebe will be entitled to receive any accrued and unpaid base salary and benefits and severance equal to (i) two times his base salary payable in a lump sum and (ii) an amount equal to two times the average of the annual bonuses paid to him during the three years prior to his termination payable over a two year period following his termination. In the event Mr. Grebe is terminated in connection with a change in control of us all of his severance will be paid in a lump sum. Mr. Grebe's employment agreement also provides for a tax gross-up for any amounts due or paid to him under the employment agreement or any of our other plans or arrangements that are considered an "excess parachute payment" under the U.S. Internal Revenue Code. In addition, Mr. Grebe will be entitled to continuation of certain health and welfare benefits at our expense for a period of two years following his termination. The termination of Mr. Grebe's employment at the end of the initial term or any successive one-year renewal period on account of us giving notice to Mr. Grebe of our desire not to extend the term will be treated as a termination without cause entitling Mr. Grebe to severance.

        All severance payments under this agreement are conditioned upon and subject to Mr. Grebe's execution of a general waiver and release. Mr. Grebe is subject to a non-compete agreement during his employment and for the period ending on the later of the expiration of (i) one year following the termination of his employment by us for cause or by Mr. Grebe without good reason and (ii) two years following the termination of his employment by us without cause or by Mr. Grebe for good reason. In addition, following the termination of his employment by us for cause or by Mr. Grebe without good reason, Mr. Grebe is subject to a one year prohibition against the solicitation of (i) clients who were our clients within the six month period prior to his termination of employment and (ii) any of our employees. Mr. Grebe is also subject to a confidentiality agreement during and after his employment with us. As discussed below under Mr. Grebe's prior agreement, Mr. Grebe will be entitled to a one-

time payment immediately prior to this offering with respect to the taxes associated with the forgiveness of his loans.

        We anticipate awarding Mr. Grebe immediately prior to and in connection with this offering, stock options to purchase 371,289 shares of common stock with an exercise price equal to the fair market value on the date of grant, stock options to purchase 251,346 shares of common stock with an exercise price in excess of fair market value on the date of grant, and granting him 54,563 restricted stock awards, all in accordance with and under our 2004 Equity Incentive Plan and the terms and conditions of which are to be governed by the applicable award agreement. See the prior description of our 2004 Equity Incentive Plan.

        Prior Agreement.    The term of Mr. Grebe's prior employment agreement was from May 16, 2000 to December 31, 2002, subject to automatic one-year extensions unless we or Mr. Grebe gave at least 60 days' prior written notice of non-extension, and was superceded by the new employment agreement described above as of August 13, 2004. Such agreement was extended automatically on December 31, 2002 and December 31, 2003. The agreement provided Mr. Grebe with a base salary of $240,000, subject to an annual cost of living increase of at least 5% and eligibility for an annual cash bonus based upon the achievement of an annual EBITDA target established by our board of directors, with a target bonus potentially equal to 100% of his base salary.

        The prior agreement provided Mr. Grebe severance generally upon his termination of employment by us without "cause," or by Mr. Grebe for either "good reason" or for any reason in the 30-day period commencing on the first anniversary of a "change in control." His severance was (i) any accrued and unpaid base salary and benefits, (ii) continuation of his base salary for a period of two years from the date of termination and (iii) a pro rata bonus. Further under the prior agreement if Mr. Grebe terminated his employment during the 30-day period commencing on the first anniversary of a change in control, he could elect to receive, in lieu of the continuation of his base salary for a period of two years from the date of termination, a single lump sum payment equal to 90% of the value of his continued base salary, payable within 30 days of the termination of his employment. The termination of Mr. Grebe's employment at the end of the initial term or any successive one-year renewal period on account of us giving notice to Mr. Grebe of our desire not to extend the term of his employment was treated as a termination without cause entitling Mr. Grebe to severance.

        Under his prior agreement and as a condition of his employment, Mr. Grebe agreed to buy 1,401 shares of common stock and 46,671 shares of our preferred stock, for an aggregate purchase price of $599,996, paid by delivery of a promissory note to us on May 16, 2000. The promissory note is payable on the earlier of (i) 90 days following a termination of Mr. Grebe's employment by reason of death, disability, by Mr. Grebe for "good reason," or by us without "cause," (ii) immediately upon the termination of Mr. Grebe's employment for any other reason, (iii) upon the sale of the securities purchased in connection with the promissory note or (iv) May 16, 2005. The promissory note, which is secured by the securities purchased with the proceeds of such note, bears interest at a rate equal to the rate payable by us under Interline Opco's former credit facility, as adjusted quarterly, and not to exceed 8%. The note can be prepaid at any time without penalty. Immediately prior to the completion of this offering, we anticipate forgiving the balance of the note, as well as a $150,000 relocation loan previously extended to Mr. Grebe, and making an additional payment to Mr. Grebe in the amount of $529,400 in respect of Mr. Grebe's income tax obligations with respect to the forgiveness of the note and relocation loan.

        Pursuant to our Shareholders' Agreement, with respect to any shares of our common or preferred stock held by Mr. Grebe, upon termination of his employment with us, certain call or put options may be exercised. We may repurchase (or call) all the shares of common or preferred stock then held by Mr. Grebe within 30 days of his termination. If Mr. Grebe's employment is terminated for "cause," or if he terminates his employment without "good reason," he will receive a call price amount equal to the lesser of the original per share price paid by Mr. Grebe, or the then fair market value of the shares. If Mr. Grebe terminates his employment with us for "good reason," then the call price amount will be equal to the greater of the original per share price paid by him, or the then fair market value of the shares. If Mr. Grebe's employment with us is terminated for any other reason, the call price amount will be equal to the then fair market value of the shares. In addition, if Mr. Grebe's employment is terminated by us without "cause" or as a result of his death or disability, and we do not exercise our call option within 30 days of his termination, Mr. Grebe (or his estate) may require us to purchase all the shares of common or preferred stock then held by him at their then fair market value. Finally, if Mr. Grebe voluntarily terminates his employment with us for "good reason," and we do not exercise our call option within 30 days of his termination, he may require us to purchase all shares of common or preferred stock then held by him at the greater of the original per share price paid by Mr. Grebe, or such shares' then fair market value. The section of our amended and restated shareholders' agreement governing these call and put options will terminate upon the consummation of this offering.

        Mr. Grebe's prior employment agreement provided that we were obligated, subject to our obligations and the covenants set forth in the terms of our outstanding indebtedness, including any credit facility, to make loans available to him in an amount not to exceed an additional $599,996 upon his election pursuant to our Shareholders' Agreement to exercise certain preemptive rights with respect to new issuances of securities by us. See "Certain Relationships and Related Transactions—Amended and Restated Shareholders' Agreement" for a discussion of the terms of our Shareholders' Agreement. His new employment agreement does not contain these provisions.

        In addition, on May 16, 2000, we granted Mr. Grebe options to purchase 908 shares of our common stock under Interline Opco's Stock Award Plan. The options had exercise prices of $137.11 per share for 303 shares, $410.51 per share for 303 shares and $1,669.13 per share for 302 shares. The options become exercisable as to 20% of the underlying shares on each of May 16, 2001, May 16, 2002, May 16, 2003, May 16, 2004 and May 16, 2005. The options become fully exercisable upon a "change in control."

        William E. Sanford.    We have entered into a new employment agreement with Mr. Sanford, which became effective on August 13, 2004 and expires two years thereafter, subject to automatic one-year extensions at the beginning of each calendar year thereafter unless we or Mr. Sanford give at least 90 days' written notice of non-extension. We entered into an amendment to Mr. Sanford's employment agreement effective as of December 2, 2004. During the term of his agreement, Mr. Sanford will serve as our Executive Vice President and Chief Operating Officer. Mr. Sanford's base salary is $346,143, subject to annual cost of living increases of at least 5% as of the beginning of each calendar year. Mr. Sanford is also eligible for an annual cash bonus based upon the achievement of annual performance targets established by our compensation committee, with a maximum annual bonus of 120% of his base salary. Mr. Sanford is eligible to continue to participate in the benefits plans and arrangements generally available to our senior executives.

        In addition, Mr. Sanford will receive a one-time bonus upon the closing of this offering equal to $2,272,956.

        Further, in the event of a change in control of us, Mr. Sanford will be entitled to a success bonus in an amount which shall be negotiated in good faith and agreed upon between Mr. Sanford and us. This success bonus will be paid in cash to Mr. Sanford, in a lump sum on the date of the closing of such change in control.

        Mr. Sanford's employment may be terminated by us for cause (as defined in his employment agreement) upon 30 days' prior written notice. Upon termination of Mr. Sanford's employment for cause, we are required to pay his accrued and unpaid base salary and benefits through the date of termination. If Mr. Sanford's employment terminates due to disability or death, he or his estate will be entitled to receive (i) any accrued and unpaid base salary and benefits, (ii) continuation of his base salary for a period of two years following the date of termination and (iii) a pro rata bonus for the calendar year in which termination occurs. If his employment is terminated by us without cause, or by Mr. Sanford for good reason (as defined in the employment agreement to include among other actions, a change in control of us), Mr. Sanford will be entitled to receive any accrued and unpaid base salary and benefits and severance equal to (i) two times his base salary payable in a lump sum and (ii) an amount equal to two times the average of the annual bonuses paid to him during the three years prior to his termination payable over a two year period following his termination. In the event Mr. Sanford is terminated in connection with a change in control of us all of his severance will be paid in a lump sum. Mr. Sanford's employment agreement also provides for a tax gross-up for any amounts due or paid to him under the employment agreement or any of our plans or arrangements that are considered an "excess parachute payment" under the U.S. Internal Revenue Code. In addition, Mr. Sanford will be entitled to continuation of certain health and welfare benefits at our expense for a period of two years following his termination. The termination of Mr. Sanford's employment at the end of the initial term or any successive one-year renewal period on account of us giving notice to Mr. Sanford of our desire not to extend the term was to be treated as a termination without cause generally entitling Mr. Sanford to severance.

        All severance payments under this agreement are conditioned upon and subject to Mr. Sanford's execution of a general waiver and release. Mr. Sanford is subject to a non-compete agreement during his employment and for the period ending on the later of the expiration of (i) one year following the termination of his employment by us for cause or by Mr. Sanford without good reason and (ii) two years following the termination of his employment by us without cause or by Mr. Sanford for good reason. In addition, following the termination of his employment by us for cause or by Mr. Sanford without good reason, Mr. Sanford is subject to a one year prohibition against the solicitation of (i) clients who were our clients within the six month period prior to his termination of employment and (ii) any of our employees. Mr. Sanford is also subject to a confidentiality agreement during and after his employment with us. As discussed below under Mr. Sanford's prior agreement, Mr. Sanford will be entitled to a one time payment immediately prior to this offering with respect to the taxes associated with the forgiveness of his loans.

        We anticipate awarding Mr. Sanford immediately prior to this offering and in connection with the offering stock options to purchase 286,028 shares of common stock with an exercise price equal to the fair market value on the date of grant, stock options to purchase 197,486 shares of common stock with an exercise price in excess of fair market value on the date of grant, and granting him 40,640 restricted stock awards, all in accordance with and under our 2004 Equity Incentive Plan and the terms and conditions of which are to be governed by the applicable award agreement. See the prior description of our 2004 Equity Incentive Plan.

        Prior Agreement.    The term of Mr. Sanford's prior employment agreement was from May 16, 2000 to December 31, 2002, subject to automatic one-year extensions, unless we or Mr. Sanford gave at least 60 days' prior written notice of non-extension, and was superseded by the new employment described above as of August 13, 2004. Such agreement was extended automatically on December 31, 2002 and December 31, 2003. The agreement provided Mr. Sanford with a base salary of $235,000, subject to an annual cost of living increase of at least 5% and eligibility for an annual cash bonus based upon the achievement of an annual EBITDA target established by our board of directors, with a target bonus potential equal to 100% of his base salary.

        The prior agreement provided Mr. Sanford severance generally upon his termination by us without "cause," or by Mr. Sanford for either "good reason" or for any reason in the 30-day period commencing on the first anniversary of a "change in control." His severance was (i) any accrued and unpaid base salary and benefits, (ii) continuation of his base salary for a period of two years from the date of termination and (iii) a pro rata bonus. Further under the prior agreement, if Mr. Sanford terminated his employment during the 30-day period commencing on the first anniversary of a change in control, he could elect to receive, in lieu of continuation of his base salary for a period of two years from the date of termination, a single lump sum payment equal to 90% of the value of this continued base salary, payable within 30 days of the termination of his employment. The termination of Mr. Sanford's employment at the end of the initial term or any successive one-year renewal period on account of us giving notice to Mr. Sanford of our desire not to extend the term of his employment was to be treated as a termination without cause generally entitling Mr. Sanford to severance.

        Under his prior agreement and as a condition of his employment, Mr. Sanford agreed to buy 989 shares of common stock and 47,609 shares of our preferred stock, for an aggregate purchase price of $599,998, paid by delivery of a promissory note to us on May 16, 2000. The promissory note is payable on the earlier of (i) 90 days following a termination of Mr. Sanford's employment by reason of death, disability, by Mr. Sanford for "good reason," or by us without "cause," (ii) immediately upon the termination of Mr. Sanford's employment for any other reason, (iii) upon the sale of the securities purchased in connection with the promissory note or (iv) May 16, 2005. The promissory note, which is secured by the securities purchased with the proceeds of such note, bears interest at a rate equal to the rate payable by us under Interline Opco's former credit facility, as adjusted quarterly, and not to exceed 8%. The note can be prepaid at any time without penalty, and remains outstanding to date. Immediately prior to the completion of this offering, we anticipate forgiving the balance of the note, as well as a $150,000 relocation loan previously extended to Mr. Sanford, and making an additional payment to Mr. Sanford in the amount of $529,400 in respect of Mr. Sanford's income tax obligations with respect to the forgiveness of the note and relocation loan.

        Pursuant to our Shareholders' Agreement, with respect to any shares of our common or preferred stock held by Mr. Sanford, upon termination of his employment with us, certain call or put options may be exercised. We may repurchase (or call) all the shares of common or preferred stock then held by Mr. Sanford within 30 days of his termination. If Mr. Sanford's employment is terminated for "cause," or if he terminates his employment with us without "good reason," he will receive a call price amount equal to the lesser of the original per share price paid by Mr. Sanford, or the then fair market value of the shares. If Mr. Sanford terminates his employment with us for "good reason," then the call price amount will be equal to the greater of the original per share price paid by him, or the then fair market value of the shares. If Mr. Sanford's employment with us is terminated for any other reason, the call price amount will be equal to the then fair market value of the shares. In addition, if Mr. Sanford's employment is terminated by us without "cause" or as a result of his death or disability, and we do not exercise our call option within 30 days of his termination, Mr. Sanford (or his estate) may require us to purchase all the shares of common or preferred stock then held by him at their then fair market value. Finally, if Mr. Sanford voluntarily terminates his employment with us for "good reason," and we do not exercise our call option within 30 days of his termination, he may require us to purchase all shares of common or preferred stock then held by him at the greater of the original per share price paid by Mr. Sanford, or such shares' then fair market value. These call and put options will terminate when any of the following events first occur: (i) the consummation of a public offering of our stock, or (ii) the consummation of any sale of a majority of our stock, a merger, consolidation or reorganization, or a sale of all or substantially all of our assets, which results in a change of control.

        Mr. Sanford's prior employment agreement provided that we were obligated, subject to our obligations and the covenants set forth in the terms of our outstanding indebtedness, including any credit facility, to make loans available to him in an amount not to exceed an additional $599,996, upon his election pursuant to our Shareholders' Agreement to exercise certain pre-emptive rights over new issuances of securities by us. See "Certain Relationships and Related Transactions—Amended and Restated Shareholders' Agreement" for a discussion of the terms of our Shareholders' Agreement. His new employment agreement does not contain these provisions.

        In addition, on May 16, 2000, we granted Mr. Sanford options to purchase 624 shares of our common stock under our Stock Award Plan. The options had exercise prices of $137.11 per share for 208 shares, $410.51 per share for 208 shares and $1,669.13 per share for 208 shares. The options become exercisable as to 20% of the underlying shares on each of May 16, 2001, May 16, 2002, May 16, 2003, May 16, 2004 and May 16, 2005. The options become fully exercisable upon a change in control.

  William R. Pray.

        We have entered into an employment agreement with Mr. Pray effective September 23, 2004 and expiring December 20, 2005, subject to automatic one-year extensions unless we or Mr. Pray gives at least 60 days' written notice of non-extension. In addition, we entered into an amendment and restatement of Mr. Pray's employment agreement effective as of December 15, 2004, which amends Mr. Pray's current employment agreement to clarify the expiration date as December 31, 2005, subject to the automatic extensions described in the prior sentence, and provide Mr. Pray with a base salary of $200,000 beginning July 1, 2005, and a guaranteed bonus of $50,000 for calendar year 2005 and $100,000 for calendar years 2006 and thereafter. In addition, if Mr. Pray's employment is terminated by us without "cause" or by Mr. Pray for "good reason" (as defined in his employment agreement), he will be entitled to receive (i) any accrued and unpaid base salary and benefits, (ii) continuation of his health benefits and automobile expense reimbursement through December 31, 2006 and (iii) if such termination occurs prior to December 31, 2005, base salary continuation (at the applicable rate) through December 31, 2005. The other terms of Mr. Pray's employment agreement as described below remain unchanged. During the term of his agreement, Mr. Pray will serve as our Senior Vice President. In connection with terminating a historical split dollar life insurance and deferred compensation arrangement, we made a one time payment to Mr. Pray of $566,621 in September 2004. Mr. Pray is eligible to continue to participate in the benefits plans and arrangements generally available to our other executives.

        The agreement may be terminated by us for cause (as defined in his employment agreement). Upon termination of Mr. Pray's employment for cause, we will pay him his accrued and unpaid base salary and benefits (as defined in his employment agreement) through the date of termination. If Mr. Pray's employment terminates due to disability or death, he or his estate will be entitled to receive (i) any accrued and unpaid base salary and benefits and (ii) a pro rata bonus for the calendar year in which termination occurs. Mr. Pray is required to provide us 30 days' advance written notice in the event he terminates his employment other than for "good reason." The termination of Mr. Pray's employment at the end of the initial term or any subsequent one-year renewal period on account of us giving notice to Mr. Pray of our desire not to extend the term will be treated as a termination without cause entitling Mr. Pray to severance.

        All severance payments are conditioned upon and subject to Mr. Pray's execution of a general waiver and release. Mr. Pray is subject to a non-compete agreement during his employment and for two years thereafter. Mr. Pray is subject to a non-solicitation agreement during his employment and for three years thereafter. Mr. Pray is subject to a confidentiality agreement during and after his employment.

  Prior Agreement.

        Mr. Pray's prior employment agreement with us was replaced by the employment agreement described above as of September 23, 2004, as amended and restated on December 15, 2004.

        The term of Mr. Pray's prior employment agreement was for five years from September 29, 2000, subject to automatic one-year extensions, unless we or Mr. Pray gave at least 13 months' prior written notice of non-extension. The agreement provided that we would pay Mr. Pray a base salary of $450,000, subject to an annual cost of living increase of at least 4% and eligibility for an annual cash bonus of up to $300,000 per year, 50% of which was based upon earning targets established by our board of directors and 50% of which was based upon the discretion of our board of directors.

        The prior agreement provided severance generally upon Mr. Pray's termination by us without cause, or by Mr. Pray for good reason, entitling him to receive any unpaid base salary through the later of (i) the month in which the termination occurred or (ii) the date upon which he commences receiving payments of disability benefits under the disability benefit programs maintained us and a pro rata bonus. In addition, we will continue to provide to him, for a year following his termination due to disability, certain benefits under his employment agreement. If his employment is terminated by us without "cause," or by Mr. Pray for "good reason," he will receive (i) his base salary, for a period equal to the greater of the remainder of the term of his employment or one year and (ii) the product of the average of the bonus compensation paid to him with respect to the three years preceding the year in which he terminates his employment for a good reason, whether or not such years are part of the term of his employment under the employment agreement, multiplied by the greater of the number of years remaining in the term of the employment agreement, and one year, all reduced to present value. In addition, if the receipt of the lump sum pursuant to the foregoing sentence would cause him to pay federal income tax for the year of receipt at a higher marginal rate than he would have paid for such year had his employment not been terminated, or the original marginal rate, he would receive an additional amount such that the amount retained by him after the payment of federal income taxes on such lump sum will be the same as if this lump sum had been taxed at the original marginal rate.

        Mr. Pray was subject to a non-compete agreement during his employment and for a period ending 24 months following the date of his termination, and to a confidentiality agreement during and after his employment with us.

        We have also entered into a deferred compensation agreement with Mr. Pray, which provides for deferred compensation in an amount equal to $1,707,708, vesting over a two-year period ending on September 1, 2002 and payable upon a termination of employment. The agreement also provides Mr. Pray with certain fringe benefits, including deferred compensation/split dollar life insurance arrangements. See compensation table above for more information. We terminated the split dollar life insurance arrangements as well as the accompanying deferred compensation arrangements in June 2004.

        Mr. Pray executed and delivered a promissory note in favor of us on September 29, 2000 in the amount of $1,707,708, which is secured by the securities purchased in connection with such note. The note becomes due and payable on the earlier of a termination of employment for any reason, or September 29, 2010, and bears interest at a rate compounded semi-annually equal to the Applicable Federal Rate of Interest under the Internal Revenue Code as of the date the note was issued. The note may be prepaid at any time without penalty. On September 27, 2002, this note was satisfied through a reduction in the deferred compensation liability.

        On September 29, 2000, Mr. Pray was granted a restricted stock award consisting of 1,244 shares of our common stock, which became nonforfeitable on September 29, 2001, except if we terminate Mr. Pray's employment for "cause." Upon termination of Mr. Pray's employment by us for any reason other than "cause," or by Mr. Pray for "good reason," we have the right but not the obligation to call all or a portion of the shares of restricted stock for their then fair market value (the Call Option) by giving Mr. Pray 30 days' written notice of our intent to exercise the Call Option. Any shares of restricted stock not purchased upon exercise of the call option may be called by us at a later date. We will purchase that number of shares of the restricted stock subject to the Call Option within 20 days of the date on which their fair market value is established. If Mr. Pray's employment with us is terminated (i) by us for any reason other than for "cause" or (ii) by Mr. Pray for "good reason," Mr. Pray will sell and we will purchase all of his restricted stock at its then fair market value (the Required Purchase) within 30 days of his termination date. We may pay the purchase price in connection with our exercise of the Call Option or with the Required Purchase in cash, or if full or partial payment of the purchase price is prohibited by any of our equity or debt financing instruments, we may either (1) delay full or partial payment until the prohibitions lapse, provided interest accrues on the purchase price at the then prevailing prime interest rate as announced by Fleet National Bank, up to 8% per annum (the Deferred Interest Rate) or (2) pay any unpaid purchase price in the form of a promissory note bearing interest at the Deferred Interest Rate. The Call Option and Required Purchase will terminate when any of the following events first occur: (i) the consummation of a public offering of our stock or (ii) the consummation of any sale of a majority of our stock, a merger, consolidation or reorganization, or a sale of all or substantially all of our assets, which results in a change of control.

        Pamela L. Maxwell.    We have entered into an employment agreement with Ms. Maxwell dated January 7, 2004, as amended September 27, 2004 and December 2, 2004. The term of Ms. Maxwell's agreement is from January 7, 2004 to January 7, 2005, subject to automatic one-year extensions unless we or Ms. Maxwell give at least 60 days' prior written notice of non-extension. The agreement provides that we will pay Ms. Maxwell a base salary of $161,737, subject to increase at the discretion of our company President. Ms. Maxwell is eligible to receive an annual bonus of up to 50% of her base salary.

        The agreement may be terminated by us for "cause." Upon termination of Ms. Maxwell's employment for cause, we will pay her accrued and unpaid base salary and benefits (as defined in her employment agreement) through the date of termination. If Ms. Maxwell's employment terminates due to disability or death, she or her estate will be entitled to receive (i) any accrued and unpaid base salary and benefits and (ii) a pro rata bonus for the calendar year in which termination occurs. If her employment is terminated by us without "cause," or by Ms. Maxwell for "good reason", she will be entitled to receive (i) any accrued and unpaid base salary and benefits, (ii) continuation of her base salary for a period of one year from the date of termination, (iii) continuation of her medical benefits and (iv) a pro rata bonus. Ms. Maxwell is required to provide us 30 days' advance written notice in the event she terminates her employment other than for "good reason." The termination of Ms. Maxwell's employment at the end of the initial term or any subsequent one-year renewal period on account of us giving notice to Ms. Maxwell of our desire not to extend the term will be treated as a termination without cause entitling Ms. Maxwell to severance.

        All severance payments are conditioned upon and subject to Ms. Maxwell's execution of a general waiver and release. Ms. Maxwell is subject to a non-compete agreement during her employment and for one year thereafter. Ms. Maxwell is subject to a non-solicitation agreement during her employment and for two years thereafter. Ms. Maxwell is subject to a confidentiality agreement during and after her employment with us.

        On January 31, 2003, we granted Ms. Maxwell options to purchase 15 shares of our common stock and a restricted stock award consisting of 110 shares of our common stock, both under the Stock Award Plan. The options have an exercise price of $41.05 per share. The options are exercisable as to 40% of the underlying shares as of the date of grant, and 20% of the remaining shares underlying the option will become exercisable on each of January 1, 2004, January 1, 2005 and January 1, 2006. The options become fully exercisable upon a change in control. The restricted stock award is 40% vested as of the grant date with 20% of the remaining shares of restricted stock vesting on each of January 1, 2004, January 1, 2005 and January 1, 2006. Prior to a public offering of our stock, if Ms. Maxwell's employment with us terminates for any reason, we have the right, but not the obligation, to purchase any or all vested shares of restricted stock, and/or any shares acquired upon the exercise of options, then held by Ms. Maxwell at their then fair market value. If, however, Ms. Maxwell's employment with us is terminated for "cause," the call price of the stock will be $0.01 per share.

        Ms. Maxwell will be entitled to a one-time bonus upon the closing of this offering equal to $185,000. We anticipate awarding Ms. Maxwell, immediately prior to and in connection with this offering, options to purchase 124,314 shares of common stock with an exercise price equal to the fair market value on the date of grant, and granting her 11,513 restricted stock awards, all in accordance with and under our 2004 Equity Incentive Plan and the terms and conditions of which are to be governed by the applicable award agreement. See "—Incentive Plans—2004 Equity Incentive Plan."

        Fred M. Bravo.    We have entered into an employment agreement with Mr. Bravo dated January 7, 2004 and December 2, 2004, as amended September 27, 2004. The term of Mr. Bravo's employment agreement is from January 7, 2004 to January 6, 2005, subject to automatic one-year extensions unless we or Mr. Bravo give at least 60 days' prior written notice of non-extension. The agreement provides that we will pay Mr. Bravo a base salary of $166,368, subject to increase at the discretion of our company President. Mr. Bravo is eligible to receive an annual bonus of up to 50% of his base salary.

        The agreement may be terminated by us for "cause." Upon termination of Mr. Bravo's employment for cause, we will pay his accrued and unpaid base salary and benefits (as defined in his employment agreement) through the date of termination. If Mr. Bravo's employment terminates due to disability or death, he or his estate will be entitled to receive (i) any accrued and unpaid base salary and benefits and (ii) a pro rata bonus for the calendar year in which termination occurs. If his employment is terminated by us without "cause," or by Mr. Bravo for "good reason", he will be entitled to receive (i) any accrued and unpaid base salary and benefits, (ii) continuation of his base salary for a period of one year from the date of termination, (iii) continuation of his medical benefits and (iv) a pro rata bonus. Mr. Bravo is required to provide us 30 days' advance written notice in the event he terminates his employment other than for "good reason." The termination of Mr. Bravo's employment at the end of the initial term or any subsequent one-year renewal period on account of us giving notice to Mr. Bravo of our desire not to extend the term will be treated as a termination without cause entitling Mr. Bravo to severance.

        All severance payments are conditioned upon and subject to Mr. Bravo's execution of a general waiver and release. Mr. Bravo is subject to a non-compete agreement during his employment and for one year thereafter. Mr. Bravo is subject to a non-solicitation agreement during his employment and for two years thereafter. Mr. Bravo is subject to a confidentiality agreement during and after his employment with us.

        On January 31, 2003, we granted Mr. Bravo options to purchase 15 shares of our common stock and a restricted stock award consisting of 110 shares of our common stock, both under the Stock Award Plan. The options have an exercise price of $41.05 per share. The options are exercisable as to 40% of the underlying shares as of the date of grant, and 20% of the remaining shares underlying the option will become exercisable on each of January 1, 2004, January 1, 2005 and January 1, 2006. The options become fully exercisable upon a change in control. The restricted stock award is 40% vested as of the grant date with 20% of the remaining shares of restricted stock vesting on each of January 1, 2004, January 1, 2005 and January 1, 2006. Prior to a public offering of our stock, if Mr. Bravo's employment with us terminates for any reason, we have the right, but not the obligation, to purchase any or all vested shares of restricted stock then held by Mr. Bravo, and/or any shares acquired upon the exercise of options, at their then fair market value. If, however, Mr. Bravo's employment with us is terminated for "cause," the call price of the stock will be $0.01 per share.

        Mr. Bravo will be entitled to a one-time bonus upon the closing of this offering equal to $185,000. We anticipate awarding Mr. Bravo, immediately prior to and in connection with this offering, options to purchase 155,444 shares of common stock with an exercise price equal to the fair market value on the date of grant, and granting him 11,513 restricted stock awards, all in accordance with and under our 2004 Equity Incentive Plan and the terms and conditions of which are to be governed by the applicable award agreement. See "—Incentive Plans—2004 Equity Incentive Plan."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth the number and percentage of outstanding shares of common and preferred stock of Interline Opco beneficially owned by (1) each of our named executive officers and directors individually, (2) all executive officers and directors as a group, (3) certain principal stockholders who are known to us to be the beneficial owner of more than five percent of our common stock as of December 1, 2004 and (4) each selling stockholder (in the event the underwriters exercise their over- allotment option). The shares of Interline Opco common stock will be converted into shares of our common stock and the shares of Interline Opco preferred stock will be converted into cash and shares of our common stock in connection with the Transactions. The amounts in the columns under the heading "Shares of Interline Opco Beneficially Owned Before the Offering" do not give effect to the reincorporation merger and the other Transactions described more fully in "Certain Relationships and Related Transactions—Reorganization Transactions." The amounts in the columns under the heading "Shares of our Common Stock Beneficially Owned After the Offering" do give effect to the reincorporation merger and the Transactions.

	Shares of Interline Opco Beneficially Owned Before the Offering					Shares of our Common Stock Beneficially Owned After the Offering(4)
	Common Stock		Preferred Stock(2)			Common Stock
Name and Address(1)					Shares Being Offered(3)
	Shares	Percentage	Shares	Percentage		Shares	Percentage
Executive Officers, Directors and 5% Stockholders:
Parthenon Partnerships(5)(6)	2,841,642	51.7%	6,118,646	25.9%	203,633	5,010,721	15.8%
J.P. Morgan Partners (23A SBIC), L.P.(7)	1,156,101	21.4	5,420,474	23.0	181,174	4,458,070	14.0
General Motors Investment Management Corporation(8)	781,014	14.5	3,721,805	15.8	123,978	3,050,684	9.6
Sterling Investment Partners, L.P.(9)	277,668	5.1	1,290,225	5.5	—	1,063,150	3.3
William S. Green	270,570	5.0	290,981	1.2	—	245,091	*
Michael J. Grebe(10)	174,678	3.2	56,165	*	—	48,798	*
William E. Sanford(11)	122,208	2.2	57,293	*	—	49,097	*
William R. Pray(12)	131,829	2.4	169,487	*	13,189	135,404	*
Pamela L. Maxwell(13)	8,186	*	—	—	—	111	*
Fred Bravo(13)	8,186	*	—	—	—	111	*
Ernest K. Jacquet(5)(6)	2,841,642	51.7	6,118,646	25.9	—	5,010,721	15.8
John C. Rutherford(5)(6)	2,841,642	51.7	6,118,646	25.9	—	5,010,721	15.8
Drew T. Sawyer(5)(14)	—	—	—	—	—	—	—
Christopher C. Behrens(15)	1,156,101	21.4	5,420,474	23.0	—	4,458,070	14.0
Stephen V. McKenna(16)	—	—	—	—	—	—	—
Charles W. Santoro(9)	277,668	5.1	1,290,225	5.5	—	1,063,150	3.3
Gideon Argov(5)	—	—	—	—	—	—	—
Barry J. Goldstein	—	—	—	—	—	—	—
John J. Gavin	—	—	—	—	—	—	—
All executive officers and directors as a group (13 persons)	4,291,782	78.0%	13,112,290	55.6%	13,189	10,765,463	33.9%

Other Selling Stockholders:
Allied Capital Corporation(17)	46,845	*	199,313	*	6,455	158,825	*
BancBoston Capital Inc.(18)	176,244	3.2%	858,878	3.6%	700,785	700,785	2.2%
Blackstone Mezzanine Holdings L.P.(19)	4,686	*	19,931	*	15,791	15,791	*
Blackstone Mezzanine Partners L.P.(19)	42,159	*	179,382	*	142,124	142,124	*
Great Lakes Capital Investments II, LLC(20)	13,026	*	74,436	*	5,739	58,921	*
Key Principal Partners(21)	253,845	4.6	1,450,550	6.1	46,663	1,148,206	3.6
Mellon Ventures II, L.P.(22)	260,526	4.8	1,488,722	6.3	229,563	1,178,422	3.7
National City Equity Partners, Inc.(23)	73,815	1.3	421,805	1.8	32,521	333,887	1.1
Private Equity Portfolio Fund II, LLC(24)	34,737	*	198,496	*	6,385	157,123	*

*
Indicates less than 1% ownership.

(1)
Unless otherwise noted, the business address is c/o Interline Brands, Inc., 801 W. Bay Street, Jacksonville, Florida 32204.

(2)
Our senior preferred stock is non-convertible and non-voting, accrues cumulative dividends at an annual rate of 14% and has preferential rights over all other classes of stock in the event of a liquidation and with respect to certain distributions.

(3)
Reflects maximum number of shares that will be sold in the event the underwriters exercise their over-allotment option.

(4)
Determined in accordance with Rule 13(d)-3 under the Exchange Act, and assumes that the underwriters' over-allotment option is not exercised.

(5)
Parthenon Capital, LLC is the investment advisor to the following Parthenon partnerships: Parthenon Investors, L.P., PCIP Investors, J&R Founders Fund and Parthenon Investors II, L.P. Their business address is 200 State Street, Boston, Massachusetts 02109.

(6)
Includes common stock and preferred stock beneficially owned by Parthenon Investors, L.P., PCIP Investors, J&R Founders Fund, L.P. and Parthenon Investors II, L.P. The Co-CEOs of Parthenon Capital, Mr. Jacquet and Mr. Rutherford, each have beneficial ownership prior to this offering of (i) 1,058,859 shares of common stock and 4,910,622 shares of preferred stock held by Parthenon Investors, L.P. through their indirect control of Parthenon Investment Advisors, LLC, the general partner of Parthenon Investors, L.P., (ii) 44,420 shares of common stock and 212,451 shares of preferred stock held by PCIP Investors, a general partnership of which they have control as general partners, (iii) 5,351 shares of common stock and 30,456 shares of preferred stock held by J&R Founders Fund, L.P., a limited partnership which they control through its general partner, J&R Advisors F.F., Inc. and (iv) 169,652 shares of common stock and 965,117 shares of preferred stock held by Parthenon Investors II, L.P., through their indirect control of PCap Partners II LLC, the general partner of Parthenon Investors II, L.P. If the underwriters exercise their over-allotment option in full, these stockholders will beneficially own approximately 12.2%, less than 1%, less than 1%, and 2.3%, respectively of our common stock after completion of this offering. Under certain circumstances prior to the completion of this offering, Parthenon Investors, L.P. has shared voting power over an aggregate of 1,563,360 shares of common stock held by William S. Green, Michael J. Grebe, William E. Sanford, William R. Pray, JMH Partners Corp., BancBoston Capital Inc., Svoboda QP, L.P., Private Equity Portfolio Fund II, Mellon Ventures II, L.P., Svoboda, L.P., National City Equity Partners and Great Lakes Capital Investments II, LLC pursuant to the Amended and Restated Shareholders' Agreement, dated as of September 29, 2000, as amended, by and among our company and the parties thereto. See "Certain Relationships and Related Transactions—Amended and Restated Shareholders' Agreement."

(7)
The general partner of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., or JPMP (23A SBIC Manager), a wholly owned subsidiary of J.P. Morgan Chase Bank, or JPM Chase Bank, a wholly-owned subsidiary of J.P. Morgan Chase & Co., or JPM Chase, a publicly traded company. Each of JPMP (23A SBIC Manager), JPM

  Chase Bank and JPM Chase disclaim beneficial ownership of the shares held by JPMP (23A SBIC). If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own approximately 13.5% of our common stock after completion of this offering.

(8)
These shares are held by First Plaza Group Trust, for which JPMorgan Chase Bank serves as trustee. The trust is a pension trust formed pursuant to the laws of the State of New York for the benefit of certain employee benefit plans of General Motors Corporation, or GM, its subsidiaries and unrelated employers. These shares may be deemed to be owned beneficially by General Motors Investment Management Corporation, or GMIMCo, a wholly-owned subsidiary of GM. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM, its subsidiaries and unrelated employers, and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as investment manager with respect to these shares and in that capacity it has the sole power to direct the trustee as to the voting and disposition of these shares. Because of the trustee's limited role, beneficial ownership of the shares by the trustee is disclaimed. The address of GMIMCo is 767 Fifth Avenue, New York, New York 10153. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own approximately 9.2% of our common stock after completion of this offering.

(9)
The business address is 276 Post Road West, Westport, Connecticut 06880. Mr. Santoro is a managing member of Sterling Investment Partners Management, LLC, the general partner of Sterling Investment Partners, L.P., and disclaims beneficial ownership other than his membership interest. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own approximately 3.3% of our common stock after completion of this offering.

(10)
Includes 59,640 (pre-offering) shares of common stock issuable pursuant to stock options exercisable within 60 days of November 15, 2004. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own less than 1% of our common stock after completion of this offering.

(11)
Includes 41,004 (pre-offering) shares of common stock issuable pursuant to stock options exercisable within 60 days of November 15, 2004. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own less than 1% of our common stock after completion of this offering.

(12)
If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own less than 1% of our common stock after completion of this offering.

(13)
Includes 966 (pre-offering) shares of common stock issuable pursuant to stock options exercisable within 60 days of November 15, 2004. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own less than 1% of our common stock after completion of this offering.

(14)
Mr. Sawyer is a partner of PCIP Investors and a member of PCap Partners II, LLC, the general partner of Parthenon Investors II, L.P., but has no beneficial ownership of our shares as a result.

(15)
Reflects the shares owned by JPMP (23A SBIC) due to his status as an executive officer of JPMP (23A SBIC Manager), the general partner of JPMP (23A SBIC), a wholly owned subsidiary of JPM Chase Bank, a wholly owned subsidiary of JPM Chase. Mr. Behrens is a Partner at J.P. Morgan Partners, LLC, and a limited partner of JPMP Master Fund Manager, L.P., an entity which has a carried interest in investments of JPMP (23A SBIC). Mr. Behrens disclaims beneficial ownership and the foregoing shall not be construed as an admission that Mr. Behrens is the beneficial owner of the shares held by JPMP (23A SBIC). The actual pecuniary interest which may be attributable to Mr. Behrens is not readily determinable because it is subject to several variables, including without limitation, JPMP (23A SBIC)'s internal rate of return and vesture of interests. The address of Mr. Behrens and JPMP (23A SBIC Manager) is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

(16)
Mr. McKenna is a Principal at J. P. Morgan Partners, LLC, and a limited partner of JPMP Master Fund Manager, L.P. (or JPMP MFM), an entity which has a carried interest in investments of JPMP (23A SBIC). While Mr. McKenna does not have beneficial ownership of these shares held by JPMP (23A SBIC) under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder because he does not have the ability to control the voting or investment power of JPMP (23A SBIC Manager), he does have an indirect pecuniary interest in the shares of the Company held by JPMP (23A SBIC) as a result of his status as a limited partner of JPMP MFM. Mr. McKenna disclaims beneficial ownership of these shares. The actual pecuniary interest which may be attributable to Mr. McKenna is not readily determinable because it is subject to several variables, including without limitation, JPMP (23A SBIC)'s internal rate of return and vesting of interests. Mr. McKenna is expected to resign from our board of directors immediately prior to the completion of this offering. Mr. McKenna's address is c/o J. P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

(17)
The address of this stockholder is 1919 Pennsylvania Avenue, N.W., Washington, DC 20006. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own less than 1% of our common stock after the offering.

(18)
If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own none of our common stock after the offering.

(19)
The address of this stockholder is 345 Park Avenue, 29th Floor, New York, New York 10154. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own none of our common stock after the offering.

(20)
The address of this stockholder is 1965 E. Sixth Street, Suite 1010, Cleveland, Ohio 44114. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own less than 1% of our common stock after the offering.

(21)
If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own approximately 3.5% of our common stock after the offering.

(22)
The address of this stockholder is c/o Mellon Ventures, Inc. One Mellon Center, Suite 5210, Pittsburg, Pennsylvania 15258. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own approximately 3.0% of our common stock after the offering.

(23)
The address of this stockholder is 1965 E. Sixth Street, Suite 1010, Cleveland, Ohio 44114. If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own less than 1% of our common stock after the offering.

(24)
If the underwriters exercise their over-allotment option in full, this stockholder will beneficially own less than 1% of our common stock after the offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reorganization Transactions

        Prior to this offering, we conducted our business through Interline Opco. Since our management team and significant stockholders wish to have a Delaware holding company issuer for this initial public offering, immediately prior to the closing of this offering Interline Opco will merge with and into our subsidiary, Interline Subsidiary, Inc., with Interline Opco surviving as our principal operating subsidiary.

        In this reincorporation merger, shares of Interline Opco preferred stock will be converted into a combination of cash and shares of our common stock, and shares of Interline Opco common stock will be converted into shares of our common stock. The terms of each such conversion, including the number of shares of our common stock issued, is based upon the valuation of our company, which in turn is based on the initial public offering price to the public of shares of our common stock in this offering that has been determined by a negotiation between us and the representatives of the underwriters, as further described in "Underwriting."

        Under the terms of the merger agreement, the holders of shares of Interline Opco preferred stock will receive cash and shares of our common stock with an aggregate value equal to the "fully accreted" value of the Interline Opco preferred stock (i.e., the $10 liquidation value, as defined in the certificate of incorporation of Interline Opco, per share of Interline Opco preferred stock, plus additional amounts accrued thereon at an annual rate of interest thereon at 14%, compounded quarterly from the date of issuance (the Preferred Stock Liquidation Value)), and the holders of shares of Interline Opco common stock will receive shares of our common stock with an aggregate value equal to the remaining equity value of our company (again, determined by reference to the initial public offering price in this offering through our negotiations with the underwriters). As of September 24, 2004, the Preferred Stock Liquidation Value was approximately $420.8 million.

        In the reincorporation merger, holders of Interline Opco preferred stock will receive an aggregate of $55.0 million in cash and 19,183,333 shares of our common stock. Holders of Interline Opco preferred stock issued on May 16, 2000 will receive $2.38 in cash and 0.83097 shares of our common stock per share of Interline Opco preferred stock held and holders of Interline Opco preferred stock issued on September 29, 2000 will receive $2.26 in cash and 0.78944 shares of our common stock per share of Interline Opco preferred stock held. In addition, holders of Interline Opco common stock will receive 0.01218 shares of our common stock per share of Interline common stock held, or an aggregate of 66,667 shares of our common stock.

        In the reincorporation merger, we will receive all of the outstanding shares of common stock and preferred stock of Interline Opco. Options to purchase shares of common stock of Interline Opco will be converted into options to purchase shares of our common stock. Investors in this offering will purchase shares of our common stock. In connection with the reincorporation merger, we will amend and restate our certificate of incorporation and our by-laws. Interline Opco will remain the obligor under the indenture governing the 11.5% notes and its credit agreement, which we intend to amend in connection with this offering. We also anticipate forgiving loans to our executive officers in the aggregate amount of approximately $1.9 million and making an additional cash payment of approximately $1.1 million in respect of their tax obligations arising from such loan forgiveness. We refer to these transactions collectively as the Transactions.

Reincorporation Merger Consideration

        As discussed above, immediately prior to the completion of this offering, Interline Opco will merge with and into our subsidiary, Interline Subsidiary, Inc., with Interline Opco surviving as our principal operating subsidiary. The table below sets forth the consideration to be received by certain of our affiliates that are holders of Interline Opco's preferred stock.

Name	Interline Opco Preferred Shares Owned prior to the Offering	Common Shares of Interline Brands, Inc. (Delaware) to be Issued	Cash Consideration
Parthenon Partnerships	6,118,646	4,995,154	$14,321,467
J.P. Morgan Partners	5,420,474	4,443,992	12,741,244
JPMorgan Chase Bank, as Trustee for First Plaza Group Trust	3,721,805	3,041,173	8,719,261
Sterling Investment Partners, L.P.	1,290,225	1,059,768	3,038,433
William S. Green	290,981	241,796	693,245
Michael J. Grebe	56,165	46,671	133,810
William E. Sanford	57,293	47,609	136,497
William R. Pray	169,487	133,799	383,611

        In addition, in connection with the reorganization transactions discussed in the previous paragraph, the persons listed in the table will also receive an aggregate of 49,828 shares of our common stock in consideration for their shares of Interline Opco common stock.

Amended and Restated Shareholders' Agreement

        Pursuant to an Amended and Restated Shareholders' Agreement, dated as of September 29, 2000, and as amended on March 16, 2004, certain of our principal stockholders, including affiliates of Parthenon Capital, J.P. Morgan Partners, LLC, JPMorgan Chase Bank, as trustee for First Plaza Group Trust (a GM Pension Fund), Sterling Investment Partners, and Mr. Green and certain members of our management, including Messrs. Grebe, Sanford and Pray, have certain registration rights with respect to their shares of our common stock. Provisions of the Shareholders' Agreement relating to voting of the shares, board of directors composition and restricting transfers of stock will terminate upon the consummation of this offering. The Shareholders' Agreement was originally negotiated and entered into in connection with our Going Private Transaction in May 2000 and the Barnett Acquisition in September 2000.

        Registration Rights.    Under our amended and restated shareholders' agreement, and subject to several exceptions, including our right to defer a demand registration under certain circumstances, affiliates of Parthenon Capital and J.P. Morgan Partners, or existing holders of no less than 25% of our common stock may request that we register for public resale under the Securities Act all shares of common stock they request be registered at any time after this offering. Affiliates of Parthenon Capital may demand three registrations, affiliates of J.P. Morgan Partners may demand two registrations and our other existing stockholders may demand one registration, so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of $5.0 million or more. Our existing shareholders are entitled to piggyback registration rights with respect to any registration request made by affiliates of Parthenon Capital and J.P. Morgan Partners, or existing holders of no less than 25% of our common stock. If the registration requested by affiliates of Parthenon Capital or J.P. Morgan Partners, or existing holders of no less than 25% of our common stock is in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows: (i) first, shares offered by affiliates of Parthenon Capital or J.P. Morgan Partners and certain of our other shareholders other than members of our management (pro rata, based on their respective ownership of our common equity); (ii) second, shares offered by other stockholders (pro rata, based on their respective ownership of our common equity) and (iii) third, shares offered by us of our own account.

        In addition, all our existing stockholders have been granted piggyback rights on any registration for our account. If the managing underwriter in an underwritten offering determines that the number of securities offered in a piggyback registration would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows: (i) first, the securities that we intend to sell and (ii) second, those additional securities held by our existing stockholders (pro rata, based on their respective ownership of our common equity). The selling stockholders have exercised their piggyback registration rights in connection with this offering and will sell shares pursuant to this offering if the underwriters exercise their over-allotment option.

        In connection with the registrations described above, including the registration of shares being offered by selling stockholders in this offering, we are required to indemnify any selling stockholders and bear all fees, costs and expenses (except underwriting discounts and selling commissions).

Management Loans

        In connection with the Going-Private Transaction and the Barnett Acquisition, we received shareholder promissory notes from each of Messrs. Grebe, Sanford and Pray. With respect to the promissory notes executed and delivered to us by Messrs. Grebe and Sanford on May 16, 2002, the aggregate principal amount of these loans was $1,119,994, the proceeds of which were used to purchase, in the aggregate, 2,390 shares of common stock and 94,280 shares of preferred stock. To date, the notes remain outstanding. For information regarding the interest rate and repayment terms of these notes see our discussion of Messrs. Grebe and Sanford under "Management—Employment Agreements and Other Compensation."

        Mr. Pray issued a promissory note in our favor on September 29, 2000 in the principal amount of $1,707,708. He used the cash loaned by us to purchase 361 shares of common stock and 133,800 shares of preferred stock. On September 27, 2002 this note was satisfied through a reduction in our deferred compensation liability to Mr. Pray. See our discussion of Mr. Pray under "Management—Employment Agreements and Other Compensation."

        On July 15, 2002, each of Mr. Grebe and Mr. Sanford issued a promissory note in our favor in the principal amount of $150,000, each of which remains outstanding to date. The cash loaned by us was used by Mr. Grebe and Mr. Sanford to assist in their relocation. Each note becomes due and payable on July 15, 2005 and bears interest annually at the greater of the LIBOR rate or 5%. Each note may be prepaid at any time without penalty.

        Immediately prior to the completion of this offering, we anticipate forgiving the balance of the notes of Messrs. Grebe and Sanford that remain outstanding, and making additional payments in an aggregate amount of approximately $1.1 million to Messrs. Grebe and Sanford in respect of their income tax obligations with respect to the forgiveness of these loans. Since the proceeds from the management loans were to be used for relocation expenses and the purchase of Interline Opco's stock and the lenders under Interline Opco's former credit facility approved the management loans, we did not extensively compare the terms of these management loans with management loans granted by other companies. Accordingly, we believe the terms of these loans may or may not be the same as we would expect to negotiate with unaffiliated third parties.

Parthenon Capital Management Agreement

        In May 2000, we entered into an advisory agreement with Parthenon Capital under which Parthenon Capital provides various advisory services to us in exchange for an annual advisory fee of $250,000. We have also agreed to reimburse Parthenon Capital for its out-of-pocket expenses in connection with these services in an aggregate amount of up to $25,000 per year. The management agreement, as amended, terminates in September 2005. We made payments of $251,984 in 2003, $625,900 in 2002 and no payments in 2001 or 2000 under this agreement. As of the date of this prospectus, we have made payments of $143,915 in 2004 under this agreement. Upon consummation of this offering, we will make a payment of $187,500 to Parthenon Capital and this agreement will be terminated.

        In addition, in connection with the Barnett Acquisition in September 2000, we engaged Parthenon Capital as our financial advisor and paid Parthenon Capital an advisory fee of $3.0 million, together with related out-of-pocket expenses.

        Since we originally negotiated these agreements in the context of our Going Private Transaction and Barnett Acquisition, we did not extensively compare the terms of these agreements with comparable agreements of other companies. Accordingly, we believe the terms of these agreements may or may not be the same as we would expect to negotiate with unaffiliated third parties.

Leases with William S. Green

        We entered into a lease agreement and a lease rider agreement with William S. Green, the former chairman of the board of directors of Interline Opco, on March 1, 1994 and March 7, 1995, respectively, under the terms of which we lease approximately 12,500 square feet of office space at 303 Harper Road, Moorestown, New Jersey from Mr. Green. The term of the lease expired on April 30, 2004, and we currently lease the office space on a month-to-month basis. We anticipate terminating this lease in July 2004, and entering into a lease with an unaffiliated entity for additional office space. The annual rent from April 1, 1994 to March 31, 1995 was $168,358 and the annual rent for the period from April 1, 1995 to April 30, 2004 is $137,500.

        In addition, on April 29, 1996, we entered into a lease agreement with 804 Eastgate Associates, L.L.C., a New Jersey limited liability company, in which Mr. Green had a 51% ownership interest. Under the agreement, we lease approximately 70,000 square feet of warehouse space in Mt. Laurel, New Jersey from 804 Eastgate Associates, L.L.C. The lease terminates on May 31, 2006. The annual rent for the period from September 1, 1996 to December 31, 1996 was $222,000 and the minimum annual rent for the period from January 1, 1997 to May 31, 2001 was $288,624. The minimum annual rent for the period from June 2001 to May 31, 2006 will be increased each year according to a formula in the lease agreement based on the consumer price index. We made payments of $377,783 in 2003, $374,533 in 2002 and $321,989 in 2001 under the lease. As of the date of this prospectus, we have made payments of $385,370 in 2004 under this agreement. Mr. Green sold his ownership interest in 804 Eastgate Associates, L.L.C. in September 2002. We believe that the leases described above were or are on terms at least as fair to us as we would expect to negotiate with unaffiliated third parties.

Amendment to Separation Agreement with William S. Green

        In December 2001, Interline Opco entered into a separation agreement with its former Chairman and Chief Executive Officer, Mr. Green, under which Mr. Green resigned as Chief Executive Officer effective as of January 1, 2002, or the "Termination Date." Mr. Green agreed to continue to serve, in a non-employee and non-executive capacity and without remuneration, as Chairman of Interline Opco's board of directors until such time as his successor was elected. In consideration of the above and Mr. Green's on-going non-disclosure, non-competition, non-solicitation and non-disparagement obligations under the separation agreement, Interline Opco agreed to pay Mr. Green (i) his accrued and unpaid base salary and benefits (as defined in his employment agreement) through the Termination Date; (ii) his accrued vacation pay; (iii) his base salary for a period commencing on the Termination Date and ending on December 31, 2004, in installments; (iv) a cash bonus for the year 2001; and (v) a lump sum of up to $25,000 per year, payable on January 1 of each of the years 2002, 2003 and 2004, to cover his health insurance premiums, automobile and other incidental expenses. On June 11, 2004, Mr. Green tendered his resignation as Interline Opco's Chairman, and Interline Opco amended his separation agreement to provide that the remainder of his base salary due through December 31, 2004 would be paid in a lump sum equal to $156,000 by no later than June 30, 2004, thereby satisfying Interline Opco's remaining financial obligations to Mr. Green under the separation agreement. This lump sum payment was made in June 2004.

J.P. Morgan Securities Inc.

        An affiliate of J.P. Morgan Securities Inc. beneficially owns approximately 21.4% of our outstanding shares of common stock, or 14.0% following the consummation of this offering, and will be a selling stockholder in the event that the underwriters exercise their over-allotment option. Two of our current directors, Messrs. Behrens and McKenna, are affiliated with J.P. Morgan Partners, LLC, an affiliate of J.P. Morgan Securities Inc. J.P. Morgan Securities Inc., acted as one of the initial purchasers of Interline Opco's 11.5% notes. In addition, J.P. Morgan Securities Inc. acted as a joint lead arranger and joint bookrunner under Interline Opco's credit facility and received customary fees and commissions relating thereto, and JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is a lender and agent under the credit facility and has received customary fees and commissions relating thereto. A portion of the proceeds from this offering will be used to partially repay the term loan under Interline Opco's credit facility. See "Use of Proceeds."

DESCRIPTION OF INDEBTEDNESS

Credit Facility

        Interline Opco entered into a credit facility on May 29, 2003, which was amended as of December 19, 2003, and which we intend to amend in connection with this offering. Credit Suisse First Boston will act as administrative agent and a lender under the amended credit facility, and JPMorgan Chase Bank, N.A. will act as syndication agent and a lender under the amended credit facility. Interline Opco will continue to be the borrower under the amended credit facility. The following sets forth a description of the material terms of the credit facility, as we expect it to be amended in connection with this offering.

Structure

        The amended credit facility will provide for aggregate commitments of $200.0 million, consisting of:

  •
  a revolving loan facility of $100.0 million, of which a portion will be available in the form of letters of credit, and

  •
  a term loan facility of $100.0 million.

        During the nine months ended September 24, 2004, we borrowed periodically on our revolving credit facility to accommodate our daily working capital needs. The weighted average daily outstanding balance during the nine-month period was $4.8 million, with ordinary course borrowings ranging from $0.0 million to $14.0 million. As of September 24, 2004, Interline Opco had $9.0 million of letters of credit issued under the revolving loan facility and $133.0 million aggregate principal outstanding under the term loan facility. We intend to use a portion of the proceeds from this offering to prepay a portion of the term loan under the credit facility. See "Use of Proceeds."

Security and Guarantees

        The indebtedness under the amended credit facility will be guaranteed by us and by the domestic subsidiaries of Interline Opco. The obligations under our amended credit facility and the guarantees under the amended credit facility will be secured by a first-priority security interest in substantially all Interline Opco's assets and the assets of the guarantors, including a pledge of all the capital stock of Interline Opco and its domestic subsidiaries and 65% of the capital stock of the foreign subsidiaries of Interline Opco.

Interest and Expenses

        Borrowings under the amended term loan facility and revolving loan facility will bear interest, at Interline Opco's option, at either adjusted LIBOR or at the alternate base rate plus a spread. The spread under the amended credit facility with respect to the term loan facility is expected to be lower than that under our existing credit facility. It is expected to be unchanged for the revolving loan facility. Outstanding letters of credit under the revolving loan facility will be subject to a per annum fee equal to the applicable spread over adjusted LIBOR for revolving loans.

        In connection with the amended credit facility, Interline Opco will be required to pay administrative fees, commitment fees, letter of credit issuance and administration fees and certain expenses and to provide certain indemnities, all of which we believe are customary for financings of this type.

Maturity and Amortization

        The amended term loan facility will have a maturity of December 31, 2010, and the revolving loan facility will have a maturity of May 31, 2008. Amounts under the term loan facility will become due and payable in quarterly installments equal to 1.0% of the principal amount during each of the first six years, with the balance payable in one final installment at the maturity date.

Prepayments

        Interline Opco will be permitted to make voluntary prepayments on outstanding borrowings and reduce the commitments under the amended credit facility in whole or in part, at its option, and will be required to prepay loans under the term loan facility in certain circumstances that are customary for financings of this kind.

Covenants

        The amended credit facility will contain affirmative, negative and financial covenants customary for such financings. The amended credit facility will include covenants, subject to certain exceptions, relating to limitations on:

  •
  dividends on, and redemptions and repurchases of, capital stock,

  •
  entering into agreements with certain restrictions affecting our ability to repay borrowings under the credit facility,

  •
  liens and sale and leaseback transactions,

  •
  loans and investments,

  •
  debt and hedging arrangements,

  •
  changes in business conducted,

  •
  amendment of debt and other material agreements,

  •
  mergers, acquisitions and asset sales,

  •
  transactions with affiliates and

  •
  capital expenditures.

        The amended credit facility will also limit the ability of Interline Opco to prepay, redeem or repurchase certain debt, including the 11.5% notes. In addition, the amended credit facility will contain the following financial covenants that will require us to maintain certain financial ratios as of the last day of each fiscal quarter:

  •
  minimum ratio of consolidated EBITDA to consolidated cash interest expense (each as defined in the amended credit facility) of not less than 1.75 to 1.00 on December 31, 2004 and increasing to not less than 2.50 to 1.00 on September 30, 2007, and thereafter as provided in the amended credit facility,

  •
  maximum ratio of net total indebtedness to consolidated EBITDA (each as defined in the amended credit facility) of not more than 4.50 to 1.00 on December 31, 2004 and decreasing to not more than 3.50 to 1.00 on December 31, 2007, and thereafter as provided in the credit facility.

Events of Default

        The amended credit facility will contain events of default customary for such financings, including, but not limited to:

  •
  nonpayment of principal, interest, fees or other amounts when due,

  •
  violation of covenants,

  •
  failure of any representation or warranty to be true in all material respects when made or deemed made,

  •
  cross default and cross acceleration,

  •
  certain ERISA events,

  •
  change of control,

  •
  insolvency,

  •
  bankruptcy events,

  •
  material judgments and

  •
  actual or asserted invalidity of the guarantees or security documents.

        Some of these events of default will allow for grace periods and materiality concepts.

Incremental term loans

        The amended credit facility will provide for incremental term loans in an aggregate principal amount of up to $100.0 million which will be available to us if certain conditions (including certain financial ratios) are met. The proceeds of the incremental term loans may be used to make certain acquisitions and to prepay revolving loans under the amended credit facility. Each incremental term loan must be in a minimum principal amount of $50.0 million. Each incremental term loan will be guaranteed and secured on a pari passu basis with the existing loans under the amended credit facility. Each incremental term loan may not have a scheduled maturity date that is earlier than the maturity date for the term loan under the amended credit facility, and may not have a weighted average life that is shorter than the term loan under the amended credit facility. If the interest rate spread applicable to any incremental term loan exceeds the interest rate spread applicable to the term loans outstanding under the amended credit facility on the closing date of the offering by more than 0.25%, then the interest rate spread applicable to the term loans outstanding under the amended credit facility on the closing date of the offering will be increased so that it equals the interest rate spread applicable to the incremental term loan less than 0.25%. Each incremental facility will have terms and conditions (other than with respect to interest rate, maturity and amortization, subject to the limitations described above) that are substantially similar to those of the term loans outstanding on the closing date of the offering, and shall be treated as loans for all purposes under the amended credit facility.

The 11.5% Notes

        In connection with the refinancing of certain of Interline Opco's former indebtedness, on May 23, 2003, Interline Opco issued $200,000,000 in aggregate principal amount of its 11.5% senior subordinated notes due 2011. The 11.5% notes bear interest at 11.5% per year, payable semi-annually, and mature on May 15, 2011.

        Interline Opco's obligations to make any principal, premium and interest payments on the 11.5% notes is fully and unconditionally guaranteed on a senior subordinated basis by its existing and future domestic subsidiaries.

        The 11.5% notes are unsecured and subordinated in right of payment to all of Interline Opco's existing and future senior indebtedness, including all of borrowing under its credit facility. The 11.5%

note guaranties by Interline Opco's subsidiary guarantors are senior to any of their existing and future subordinated indebtedness, equal in right of payment with any of their existing and future senior subordinated indebtedness and subordinated to any of their existing and future senior indebtedness.

        Prior to May 15, 2006, Interline Opco can choose to redeem up to 35% of the original principal amount of the notes, and any additional notes issued under the same indenture governing the notes, at a redemption price of 111.5% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with the money Interline Opco raises in specified equity offerings, so long as at least 65% of the original aggregate principal amount of the notes, and any additional notes, remains outstanding after each redemption and each redemption occurs within 60 days after the date of the related equity offering.

        If there is a change of control (as defined in the indenture governing the 11.5% notes), Interline Opco must give holders of the 11.5% notes the opportunity to sell us their notes at a purchase price equal to 101% of their principal amount.

        The indenture governing the 11.5% notes contains covenants that limit Interline Opco's ability and that of its restricted subsidiaries' ability to:

  •
  incur additional indebtedness;

  •
  pay dividends or distributions on, or redeem, repurchase or retire our capital stock or subordinated indebtedness;

  •
  make certain investments;

  •
  create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries;

  •
  engage in certain transactions with affiliates;

  •
  sell assets, including capital stock of our subsidiaries; and

  •
  consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

        We intend to repurchase or redeem a portion of the 11.5% notes with the proceeds from this offering.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock currently consists of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. Immediately prior to this offering, we will have approximately 31 holders of record of our common stock and no holders of record of our preferred stock. After consummation of this offering, we expect to have 31,750,000 shares of common stock and no shares of preferred stock outstanding.

Common Stock

        The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in our assets legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

        After the consummation of this offering, we will be authorized to issue up to 20,000,000 shares of preferred stock. Our board of directors is authorized, subject to limitations prescribed by Delaware law and our certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also is authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock.

Certain Certificate of Incorporation, By-Law and Statutory Provisions

        The provisions of our certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors' Liability; Indemnification of Directors and Officers

        Our certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

  •
  for any breach of the duty of loyalty;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

  •
  for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases, or stock redemptions); or

  •
  for any transaction from which the director derived any improper personal benefit.

This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our certificate of incorporation and by-laws provide that we indemnify each director and the officers, employees, and agents determined by our board to the fullest extent provided by the laws of the State of Delaware.

Special Meetings of Stockholders

        Our by-laws provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

Stockholder Action; Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our certificate of incorporation provides that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings. In addition, our by-laws establish advance notice procedures for:

  •
  stockholders to nominate candidates for election as a director; and

  •
  stockholders to propose topics at stockholders' meetings.

        Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year's annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder to be timely must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Amendment to Certain Certificate of Incorporation and By-Law Provisions

        Our certificate of incorporation provides that amendments to certain provisions of the certificate will require the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of our voting stock, namely: the provisions requiring a 66 2/3% stockholder vote for removal of directors; the provisions requiring a 66 2/3% stockholder vote for the amendment, repeal or adoption of certain of our by-law provisions (described below); the provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our certificate of incorporation; and the provisions prohibiting stockholder action by written consent except under certain circumstances.

        In addition, our certificate of incorporation and by-laws provide that our by-laws are subject to adoption, amendment or repeal either by (a) a majority of the members of our board or (b) the affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of our voting stock (except with respect to the article of our by-laws which imposes the transfer restrictions described below under "—Transfer Restrictions in By-laws," which requires the affirmative vote of the holders of not less than a majority of the outstanding shares of our voting stock for amendment or repeal). The 66 2/3% vote will allow the holders of a minority of our voting securities to prevent the holders of a majority or more of our voting securities from amending our by-laws.

Election and Removal of Directors

        Our board is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. See "Management—Board Structure and Compensation." This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our directors.

        Our certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors. Our directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% of the outstanding shares of our voting stock.

Anti-Takeover Provisions of Delaware Law

        In general, Section 203 of the Delaware General Corporation Law prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied. Under our certificate of incorporation, we will opt out of the provisions of Section 203.

Transfer Restrictions in By-Laws

        Our amended and restated by-laws impose restrictions on sales and other transfers of our stock by our current stockholders (after giving effect to the reincorporation merger, but prior to giving effect to this offering) during the initial 180-day period beginning from the date of this prospectus, and for a period of up to an additional 365 days thereafter.

        None of the restrictions described below or in the next paragraph apply to the shares of our common stock being offered in this offering, including the shares to be sold by the selling stockholders in this offering if the underwriters exercise their over-allotment option. During the first 180-day period, each of our current stockholders may not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, including by way of distribution or dividend to limited partners, members, shareholders or holders of other ownership interests in such stockholder (collectively, "transfer"), or publicly disclose the intention to transfer, any shares of stock or any securities of ours that are convertible into or exchangeable for shares of common stock (other than certain transfers among affiliates, transfers pursuant to our existing employee compensation plans and transfers permitted under such stockholder's lock-up agreement with the underwriters (other than by waiver thereof)) without our prior written consent.

        During the 365-day period thereafter, all our current stockholders (after giving effect to the reincorporation merger, but prior to giving effect to this offering) may sell their shares of our stock in registered public offerings. All of our current stockholders may also sell their shares of our stock in privately-negotiated transactions, provided that their transferees agree with us in writing to be bound by the transfer restrictions set forth in our by-laws. Our current stockholders who desire to sell their shares of our common stock into the public market absent a registration statement have agreed to notify us at least three days in advance. The total amount of shares sold into the public market by each of our current stockholders (excluding shares sold pursuant to a registration statement) may not exceed 6% of the outstanding shares of our common stock on a fully diluted basis held by such stockholder immediately following the closing of this offering (such stockholder's "IPO Ownership") during the first quarter of this 365-day period, 10% during the second quarter, 15% during the third quarter and 20% during the fourth quarter. In addition, if we intend to file a registration statement for a public offering of stock including stock held by one or more of our current stockholders, and give written notice of such intent to our current stockholders, our current stockholders may not sell their shares of our stock into the public market for 30 days; provided that, if we do not file such registration statement within 30 days of our notice, or such registration statement is not declared effective by the SEC within 90 days of the notice, this restriction will no longer apply. The additional restrictions described in this paragraph may terminate prior to the end of the 365-day period following the initial 180-day lock-up period under the following circumstances: (i) we complete a secondary offering of our shares that results in gross proceeds to our stockholders of at least $50 million; (ii) we have not completed a secondary offering by the 274th day of the 365-day period, or stated our intention to file a registration statement for a secondary offering within 30 days of such 274th day; (iii) the closing price of our stock exceeds 150% of the initial public offering price in this offering for at least 55 days out of any 60-day period; or (iv) any payment or bankruptcy event of default has occurred under the credit agreement governing our credit facility, the indebtedness under the credit agreement has been accelerated, or any other event of default has occurred under the credit agreement and is continuing for a period of 90 days.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is The Bank of New York.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

        Upon completion of this offering, we will have 31,750,000 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option. Of these shares of common stock, the 12,500,000 shares of common stock being sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing stockholders upon completion of this offering, other than those subject to the underwriters' over-allotment option to the extent it is exercised, will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

  •
  no shares will be available for immediate sale on the date of this prospectus; and

  •
  19,250,000 shares will be available for sale upon the expiration of the lock-up agreements with the underwriters, pursuant to Rules 144 (subject, in some cases, to volume limitations), 144(k) and 701.

All of the shares of common stock held by our existing stockholders upon completion of this offering will also be subject to additional transfer restrictions set forth in our by-laws. See "Description of Capital Stock—Transfer Restrictions in By-Laws."

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1.0% of the number of shares of common stock then outstanding, which will equal approximately 317,500 shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options/Equity Awards

        We intend to file a registration statement on Form S-8 under the Securities Act to register approximately 3,181,395 shares of common stock reserved for issuance or sale under our equity incentive plans. Immediately following the completion of this offering, there will be 185,820 restricted shares and 2,465,682 options issued under the 2004 Equity Incentive Plan and 2,327 options issued under the 2000 Stock Award Plan. As of September 24, 2004, there were outstanding options to purchase a total of 2,327 shares of common stock, of which options to purchase 1,445 shares were exercisable. Shares issued upon the exercise of stock options or settlement of other awards under our equity incentive plan after the effective date of the Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-Up Agreements

        Notwithstanding the foregoing, our executive officers, directors, the selling stockholders and other stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock, subject to exceptions, for a period of time pursuant to agreements with Credit Suisse First Boston LLC and Lehman Brothers Inc. See "Underwriting."

Transfer Restrictions in By-Laws

        In addition, our amended and restated by-laws impose significant restrictions on sales and other transfers of our stock by our current stockholders (after giving effect to the reincorporation merger, but prior to giving effect to this offering) during the initial 180-day period beginning from the date of this prospectus, and for a period of up to an additional 365 days thereafter. None of these restrictions apply to the shares of our common stock being offered in this offering. For further details, see "Description of Capital Stock—Transfer Restrictions in By-Laws."

Registration Rights

        We have granted registration rights to our existing stockholders who hold approximately 19,500,408 shares (including shares issuable upon the exercise of outstanding options and the maximum number of shares issuable pursuant to outstanding restricted stock awards) in the aggregate. Beginning 180 days after the date of this offering, some of these stockholders can require us to file registration statements that permit them to re-sell their shares. For more information, see "Certain Relationships and Related Transactions—Amended and Restated Shareholders' Agreement—Registration Rights."

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

        The following discussion sets forth the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to the material expected United States federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a "non-U.S. holder." We assume in this discussion that you will hold our common stock issued pursuant to this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended (the Code). This discussion does not address all aspects of taxation that may be relevant to particular non-U.S. holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this description of U.S. tax consequences does not address the tax treatment of special classes of non-U.S. holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding our common stock as part of a hedging or conversion transaction or as part of a "straddle" or U.S. expatriates. Our discussion is based on current provisions of the Code, U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the IRS) and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Furthermore, this discussion does not provide a discussion of any state, local or foreign tax considerations. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty.

        For purposes of this discussion, a U.S. person means any one of the following:

  •
  a citizen or resident of the United States;

  •
  a corporation (including any entity treated as a corporation for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If a partnership, or other entity taxable as a partnership for United States federal income tax purposes, holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships, or who would hold the common stock through a partnership or similar pass-through entity, should consult their tax advisors regarding the United States federal income tax consequences of acquiring, owning and disposing of our common stock.

Dividends

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." If distributions are paid on shares of our common stock, however, such dividends will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty (and we have received proper certification of the application of such income tax treaty). Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the U.S. and, where a tax treaty applies, dividends that are attributable to a permanent establishment in the United States are not subject to withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

Gain on Disposition

        A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, where a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale, exchange or other disposition and certain other requirements are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" (or USRPHC) for U.S. federal income tax purposes at any time during the shorter of (i) the period during which you hold our common stock or (ii) the 5-year period ending on the date you dispose of our common stock and, assuming that our common stock is regularly traded on an established securities market for tax purposes, the non-U.S. holder held, directly or indirectly, at any time within the five-year period preceding such disposition more than 5% of such regularly traded common stock.

        We believe that we are not currently, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC is complex and generally depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance in this regard.

        Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the U.S. would be taxed (and if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable income tax treaty). In addition, if any such gain is taxable because we are or were a USRPHC, the buyer of our common stock will be required to withhold a tax equal to 10% of the amount realized on the sale.

U.S. Federal Estate Taxes

        Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. That information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable tax treaty or other applicable agreements.

        The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding.

        The payment of the proceeds of a non-U.S. holder's disposition of common stock to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge or reason to know to the contrary. The payment of the proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a broker generally will not be reduced by backup withholding or reported to the IRS. If, however, the broker is a U.S. person or has certain enumerated connections with the U.S., the proceeds from such disposition generally will be reported to the IRS (but not reduced by backup withholding) unless certain conditions are met.

        Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

        The foregoing discussion is included for general information only. Each prospective purchaser is urged to consult his tax advisor with respect to the United States federal income tax and federal estate tax consequences of the ownership and disposition of common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated December 15, 2004, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Lehman Brothers Inc. are acting as representatives and joint bookrunning managers, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC	4,062,500
Lehman Brothers Inc.	4,062,500
J.P. Morgan Securities Inc.	1,562,500
Robert W. Baird & Co. Incorporated	1,125,000
William Blair & Company, L.L.C.	1,125,000
SunTrust Capital Markets, Inc.	562,500

Total	12,500,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

        We and the selling stockholders have granted to the underwriters a 30-day option to purchase up to 167,000 additional shares of common stock from us and an aggregate of 1,708,000 additional outstanding shares of common stock from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.6188 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$1.0313	$1.0313	$12,890,625	$13,062,844
Expenses payable by us	$0.2400	$0.2368	$3,000,000	$3,000,000
Underwriting discounts and commissions paid by the selling stockholders	$—	$1.0313	$—	$1,761,375
Expenses payable by the selling stockholders	$—	$—	$—	$—

        The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

        This offering is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules because J.P. Morgan Securities Inc., one of the underwriters, and its affiliates will together receive more than 10% of the proceeds of this offering, and upon completion of the Transactions, an affiliate of J.P. Morgan Securities Inc. will own 10% or more of our common stock. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Credit Suisse First Boston LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than the price recommended by Credit Suisse First Boston LLC.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Lehman Brothers Inc. waive, in writing, such an extension.

        The foregoing agreement does not restrict the issuance of our common stock or stock options to holders of preferred shares, common stock or stock options in Interline Opco pursuant to the merger agreement entered into in connection with the Transactions; grants of employee stock options pursuant to the terms of a plan in effect on the date hereof or otherwise approved by our board of directors prior to the consummation of this offering as described under "Management—Incentive Plans—2004 Equity Incentive Plan"; issuances of common stock pursuant to the exercise of such options; the exercise of any other employee stock options outstanding on the date hereof or issuances of common stock pursuant to our dividend reinvestment plan; or in connection with the acquisition of assets or securities of another business or entity; provided, however, that the recipients of such common stock agree to be bound by the "lock-up"; the value of all such common stock issued in connection with such acquisitions during the entirety of the "lock-up" period shall not exceed 20% of our market capitalization on the date of such transaction; and prior to the day that is 90 days after the date hereof, the value of all such common stock issued in connection with such acquisitions shall not exceed 5% of our market capitalization on the date of such transaction.

        Our officers and directors and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Lehman Brothers Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" with respect to certain of our stockholders will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Lehman Brothers Inc. waive, in writing, such an extension. It is the current intention of Credit Suisse First Boston LLC and Lehman Brothers Inc. to waive such extension of the "lock-up" period described in the previous sentence if, at the time we release earnings results or material news or a material event relating to us occurs within the periods described, those stockholders who had signed "lock-up agreements" but had not previously agreed to the extension do not then voluntarily agree to such an extension. It is also the current intention of Credit Suisse First Boston LLC and Lehman Brothers Inc., if a waiver is provided pursuant to the previous sentence, to also waive the 18-day extension of the "lock-up" period with respect to us described two paragraphs above.

        The foregoing agreement does not restrict sales of our common stock in this offering made by the selling stockholders pursuant to the underwriting agreement or sales of common stock acquired in the open market. In addition, it does not restrict transfers of common stock to any of the following transferees who agree to be bound in writing by the terms of the "lock-up" and who receive such securities in a transfer not involving a disposition for value: any donee of a bona fide gift of common stock; any trust for the direct or indirect benefit of the locked-up party or of a family member; any beneficiary pursuant to a will or laws of descent; any partnership, limited liability company or other entity all of the beneficial interests in which are held by the transferor or of any familial relation thereof not more remote than first cousin, whether by blood, marriage or adoption; with respect to any locked-up party that is a corporation, partnership or limited liability company, to a stockholder, partner or member of the undersigned; and other limited transferees in certain specified circumstances.

        Credit Suisse First Boston LLC and Lehman Brothers Inc., as representatives of the underwriters, have advised us that they have no present intent or arrangement, other than the intentions described two paragraphs above, to release any shares subject to a lock-up and that the release of any lock-up will be considered on a case by case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse First Boston LLC and Lehman Brothers Inc. would consider the particular circumstances surrounding the request, including but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request and the possible impact on the market for our common stock.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Our shares of common stock have been approved for listing on the New York Stock Exchange under the symbol "IBI". In connection with the listing of the common stock on the New York Stock Exchange, the underwriters have undertaken to sell round lots of 100 or more shares to a minimum of 2,000 beneficial owners.

        Some of the underwriters and their affiliates have provided, and may provide in the future, investment banking and other financial services for us in the ordinary course of business, for which they have received and would receive customary compensation. Affiliates of Credit Suisse First Boston LLC hold minor limited partnership interests in Parthenon Investors, L.P. and Parthenon Investors II, L.P., which are two of our stockholders. J.P. Morgan Partners (23A SBIC), L.P., an affiliate of J.P. Morgan Securities Inc., beneficially owns approximately 21.4% of our outstanding shares of common stock, or 14.0% following the consummation of this offering, and will be a selling stockholder in the event that the underwriters exercise their over-allotment option. J.P. Morgan Partners (23A SBIC), L.P. also owns approximately 23.0% of our preferred stock, and will therefore receive proceeds from this offering in connection with the Transactions. See "Certain Relationships and Related Transactions—Reincorporation Merger Consideration." Two of our current directors, Messrs. Behrens and McKenna, are affiliated with J.P. Morgan Partners, LLC, an affiliate of J.P. Morgan Securities Inc. We intend to use a portion of the proceeds from this offering to repay amounts owed under our credit facility, for which affiliates of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. are lenders and agents.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by a negotiation between us and the representatives and will not necessarily reflect the market price of the common stock following the offering. The principal factors that were considered in determining the public offering price included:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of and the prospects for the industry in which we will compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of this offering.

        We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after the offering.

        In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

        Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York will pass on the validity of the common stock offered hereby. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented the Parthenon Partnerships and their affiliates from time to time and certain members of such firm own an indirect interest in J&R Founders Fund, an affiliate of Parthenon Capital.

EXPERTS

        The consolidated financial statements as of December 27, 2002 and December 26, 2003 and for each of the three years in the period ended December 26, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS 133, SFAS 145 and SFAS 142), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1, Registration No. 333-116482, with respect to the common stock being sold in this offering. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the common stock being sold in this offering, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these reports and information may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports and other information regarding registrants, such as us, that file electronically with the SEC. The address of this web site is http://www.sec.gov. The other information we file with the SEC is not part of the registration statement of which this prospectus forms a part.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
SEPTEMBER 24, 2004 AND DECEMBER 26, 2003
(In thousands, except share data)

	September 24, 2004	December 26, 2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,494	$1,612
Cash—restricted	1,001	1,000
Accounts receivable—trade (net of allowance for doubtful accounts of $6,731 and $6,316)	107,792	83,684
Accounts receivable—other	11,497	12,932
Inventory	137,926	119,301
Prepaid expenses and other current assets	3,911	4,260
Deferred income taxes	10,946	10,318

Total current assets	277,567	233,107
PROPERTY AND EQUIPMENT, net	29,556	30,605
GOODWILL, net	202,544	202,227
OTHER INTANGIBLE ASSETS, net	86,500	90,632
OTHER ASSETS	9,280	8,711

TOTAL ASSETS	$605,447	$565,282

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Revolver	$7,000	$—
Current portion of long-term debt	7,000	7,000
Accounts payable	54,958	43,180
Accrued expenses and other current liabilities	19,982	19,623
Current portion of interest rate swaps	2,409	—
Accrued interest payable	11,057	5,803
Accrued merger expenses	4,323	4,739
Income taxes payable	6,064	—

Total current liabilities	112,793	80,345
LONG-TERM LIABILITIES:
Deferred income taxes	26,924	22,543
Interest rate swaps	4,185	12,793
Long-term debt, net of current portion	329,275	334,525

TOTAL LIABILITIES	473,177	450,206

COMMITMENTS AND CONTINGENCIES
SENIOR PREFERRED STOCK, $0.01 par value, 27,000,000 shares authorized; 23,600,014 shares issued and outstanding; at liquidation value	420,767	379,612

STOCKHOLDERS' EQUITY (DEFICIENCY):
Common stock, no par value, 7,500,000 shares authorized; 5,399,736 and 5,334,546 shares issued and outstanding	1,994	1,994
Accumulated deficit	(289,568)	(265,548)
Stockholder loans	(1,575)	(1,545)
Accumulated other comprehensive income	652	563

TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)	(288,497)	(264,536)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$605,447	$565,282

See accompanying notes to unaudited condensed consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 24, 2004 AND SEPTEMBER 26, 2003
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 24, 2004	September 26, 2003	September 24, 2004	September 26, 2003
NET SALES	$190,400	$166,676	$548,383	$481,235
COST OF SALES	117,214	103,308	338,529	298,241

Gross profit	73,186	63,368	209,854	182,994

OPERATING EXPENSES:
Selling, general and administrative expenses	49,724	43,693	148,062	126,678
Depreciation and amortization	2,988	3,134	9,414	8,759
Special costs and expenses	—	132	—	510

Total operating expenses	52,712	46,959	157,476	135,947

OPERATING INCOME	20,474	16,409	52,378	47,047
CHANGE IN FAIR VALUE OF INTEREST RATE SWAPS	1,503	2,201	6,201	3,284
LOSS ON EXTINGUISHMENT OF DEBT	—	—	—	(14,893)
INTEREST EXPENSE	(10,269)	(10,320)	(30,563)	(30,146)
INTEREST INCOME	32	23	65	100
OTHER INCOME (EXPENSE)	119	54	300	46

Income before income taxes	11,859	8,367	28,381	5,438
PROVISION FOR INCOME TAXES	4,932	3,563	11,246	2,565

NET INCOME	6,927	4,804	17,135	2,873
PREFERRED STOCK DIVIDENDS	(14,170)	(12,381)	(41,155)	(35,905)

NET LOSS APPLICABLE TO COMMON STOCKHOLDERS	$(7,243)	$(7,577)	$(24,020)	$(33,032)

LOSS PER COMMON SHARE—BASIC	$(1.34)	$(1.41)	$(4.45)	$(6.13)

LOSS PER COMMON SHARE—DILUTED	$(1.34)	$(1.41)	$(4.45)	$(6.13)

See accompanying notes to unaudited condensed consolidated financial statements.

INTERLINE BRANDS, INC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
(UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 24, 2004
(In thousands, except share data)

				Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)
	Common Stock		Stockholder Loans			Total Stockholders' Equity (Deficiency)
	Shares	Amount
BALANCE, DECEMBER 26, 2003	5,334,546	$1,994	$(1,545)	$(265,548)	$563	$(264,536)
Preferred Stock dividends	—	—	—	(41,155)	—	(41,155)
Interest on shareholder notes	—	—	(30)	—	—	(30)
Issuance of restricted stock	65,190	—	—	—	—	—
Comprehensive income:
Net income	—	—	—	17,135	—	—
Foreign currency translation	—	—	—	—	89	—
Total comprehensive income	—	—	—	—	—	17,224

BALANCE, SEPTEMBER 24, 2004	5,399,736	$1,994	$(1,575)	$(289,568)	$652	$(288,497)

See accompanying notes to unaudited condensed consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 24, 2004 AND SEPTEMBER 26, 2003
(In thousands, except share data)

	Nine Months Ended
	September 24, 2004	September 26, 2003
OPERATING ACTIVITIES:
Net income	$17,135	$2,873
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,414	8,759
Amortization and write-off of debt issuance costs	1,428	7,855
Accretion and write-off of discount on 16% senior subordinated notes	—	4,410
Redemption premium on 16% senior subordinated notes	—	3,879
Change in fair value of interest rate swaps	(6,201)	(3,284)
Loss on disposal of property and equipment	—	3
Interest income on stockholder loans	(30)	(78)
Deferred income taxes	3,754	423
16% senior subordinated notes issued for interest due	—	1,674
Changes in assets and liabilities, net of effects of acquisition:
Cash-restricted	(1)	329
Accounts receivable—trade	(24,108)	(10,375)
Accounts receivable—other	1,435	2,590
Inventory	(18,625)	12,576
Prepaid expenses and other current assets	350	(450)
Other assets	(210)	(73)
Accrued interest payable	5,254	6,792
Accounts payable	11,778	(3,187)
Accrued expenses and other current liabilities	477	(1,778)
Accrued merger expenses	(416)	(1,210)
Income taxes payable	6,064	—

Net cash provided by operating activities	7,498	31,728

INVESTING ACTIVITIES:
Purchase of property and equipment	(5,359)	(3,495)
Purchase of businesses, net of cash acquired	(509)	(3,747)

Net cash used in investing activities	(5,868)	(7,242)

FINANCING ACTIVITIES:
Increase (decrease) in revolver and swingline, net	7,000	(18,500)
Repayment of debt	(5,250)	(317,487)
Proceeds from refinancing transactions	—	340,000
Payment of debt issuance and offering costs	(587)	(12,020)

Net cash provided by (used in) financing activities	1,163	(8,007)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	89	666

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,882	17,145
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,612	5,557

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,494	$22,702

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$23,853	$18,082

Income taxes (net of refunds)	$457	$1,404

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Dividends on preferred stock	$41,155	$35,905

Note issued for purchase of investment	$—	$3,275

See accompanying notes to unaudited condensed consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
THREE AND NINE MONTHS ENDED SEPTEMBER 24, 2004 AND SEPTEMBER 26, 2003
(In thousands, except share data)

1.    BASIS OF PRESENTATION

        The accompanying unaudited interim financial statements of Interline Brands, Inc., a New Jersey corporation, and its susidiaries ("Interline" or the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission, which apply to interim financial statements. These unaudited consolidated financial statements do not include all disclosures provided in the annual financial statements and notes thereto contained in the Annual Report on Form 10-K for Interline Brands, Inc. for the year ended December 26, 2003 as filed with the Securities and Exchange Commission on March 25, 2004. All adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented have been recorded. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

        The Company is in one industry, the distribution of maintenance, repair and operations, or MRO, products. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information", the Company has one operating segment. Our net sales for the nine month periods ended September 24, 2004 and September 26, 2003 by product category were approximately (in millions):

Product Category	Nine Months Ended September 24, 2004	Nine Months Ended September 26, 2003
Plumbing	$241.3	$226.2
Electrical	82.3	52.9
Security Hardware	38.4	38.5
Hardware	38.4	33.7
HVAC	38.3	28.9
Appliances and Parts	32.9	33.7
Other	76.8	67.3

Total	$548.4	$481.2

2.    EARNINGS PER SHARE

        Net income per share for all periods has been computed in accordance with SFAS No. 128, "Earnings per Share". Basic net income (loss) per share is computed by dividing net income(loss) applicable to common stockholders by the weighted-average number of shares outstanding during the year. Diluted net income per share is computed by dividing net income attributable to common stockholders by the weighted-average number of shares outstanding during the year, assuming dilution.

        The amounts used in calculating net income (loss) per share data are as follows:

	Three months ended		Nine months ended
	September 24, 2004	September 26, 2003	September 24, 2004	September 26, 2003
Net income	$6,927	$4,804	$17,135	$2,873
Preferred stock dividends	(14,170)	(12,381)	(41,155)	(35,905)

Net loss applicable to common stockholders	$(7,243)	$(7,577)	$(24,020)	$(33,032)

Weighted average shares outstanding—basic	5,400	5,385	5,400	5,385
Effect of dilutive stock options	—	—	—	—

Weighted average shares outstanding—diluted	5,400	5,385	5,400	5,385

        Options to purchase 191,052 and 177,532 shares of common stock which were outstanding at September 24, 2004 and September 26, 2003, respectively, were not included in the computation of weighted average shares outstanding-diluted because the exercise prices of the options are greater than the average fair market value of common stock and the effect would be antidilutive.

3.    DEBT

        Long-term debt at September 24, 2004 and December 26, 2003 consists of the following:

	September 24, 2004	December 26, 2003
Term Loan	$133,000	$138,250
Note payable	3,275	3,275
11.5% Senior Subordinated Notes	200,000	200,000

	336,275	341,525
Less current portion	(7,000)	(7,000)

	$329,275	$334,525

        In May 2003, the Company completed an offering of $200.0 million principal amount of 11.5% senior subordinated notes due 2011 and entered into a new $205.0 million senior secured credit facility which consists of a $140.0 million term loan facility and a $65.0 million revolving loan facility, a portion of which is available in the form of letters of credit. The net proceeds from the offering of senior subordinated notes and the refinancing of the former credit facility with the new credit facility were used to: (1) repay all outstanding indebtedness under our former credit facility, (2) redeem all of the 16% senior subordinated notes, (3) pay accrued interest and related redemption premiums on our former debt and (4) pay transaction fees and expenses related to the offering and new credit facility. These transactions are referred to collectively as the "Refinancing Transactions".

        The $200.0 million principal amount 11.5% senior subordinated notes due 2011, pay interest each May 15 and November 15. Prior to May 15, 2006, the Company may redeem up to 35% of the senior subordinated notes using proceeds of certain equity offerings. The Company may redeem all or a portion of the notes after May 15, 2007, subject to redemption premiums unless redeemed after May 15, 2009.

        Borrowings under the term loan facility and revolving loan facility bear interest, at the Company's option, at either LIBOR plus a spread, currently 3.5%, or at an alternate base rate plus a spread, currently 2.75%. Interest rates in effect on borrowings under the term loan facility at September 24, 2004 ranged from 5.46% for LIBOR based borrowings to 7.25% for prime based borrowings. Outstanding letters of credit under the revolving loan facility are subject to a per annum fee equal to the applicable spread over the adjusted LIBOR for revolving loans. The term loan facility matures on November 30, 2009 and the revolving loan facility matures on May 31, 2008.

        As of September 24, 2004, the Company had $9.0 million of letters of credit issued and $49.0 million available under the revolving loan facility. There was $7.0 million in borrowings outstanding under the revolving loan facility at September 24, 2004. The credit facility is secured by substantially all of the assets of the Company.

        Periodically, the Company enters into derivative financial instruments, including interest rate exchange agreements, to manage its exposure to fluctuations in interest rates on its debt. At September 24, 2004, the Company had interest rate exchange agreements, or swaps, outstanding with a total notional amount of $151.0 million. These agreements mature between April and October of 2005. The market value of the outstanding interest rate exchange agreements of $6.6 million has been recorded as current portion of interest rate swaps of $2.4 million and long-term liability of $4.2 million at September 24, 2004. The Company's derivative activities are for purposes other than trading.

        The credit facility contains customary affirmative and negative covenants that limit the Company's ability to incur additional indebtedness, pay dividends on its common stock or redeem, repurchase or retire its common stock or subordinated indebtedness, make certain investments, sell assets, and consolidate, merge or transfer assets, and that require the Company to maintain certain debt to cash flow and interest expense coverage ratios. The Company was in compliance with all covenants at September 24, 2004.

        In April 2003, the Company issued a non-recourse note payable in the principal amount of $3.3 million for the purchase of an investment. This note, which is secured only by the investment, bears interest at a rate of 4% per annum, with principal due in full in April 2010.

        The maturities of long-term debt subsequent to September 24, 2004 are as follows:

2004	$3,500
2005	6,125
2006	11,375
2007	14,000
2008	15,750
Thereafter	285,525

$336,275

4.    STOCK OPTION PLANS

        During 2000, the Company established a Stock Award Plan, (the "2000 Plan"), under which the Company may award a total of 525,000 shares of common stock in the form of incentive stock options, nonqualified stock options, stock appreciation rights, or SARs, and restricted stock awards, all of which may be awarded to directors, officers, key employees and consultants. The exercise price per share for an incentive stock option may not be less than 100% of the estimated fair market value of a share of common stock on the grant date. The exercise price per share for an incentive stock option granted to a person owning stock possessing more than 10% of the total combined voting power of all classes of stock may not be less than 110% of the estimated fair market value of a share of common stock on the grant date, and may not be exercisable after the expiration of five years from the date of grant. The options generally vest ratably over a five-year period and may not be exercisable after the expiration of 10 years from the date of grant. The Company's compensation committee will determine in its sole discretion whether a SAR is settled in cash, shares or a combination of cash and shares.

        A summary of the status of the Company's stock option plans is as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Outstanding at December 26, 2003	187,532	$0.50-$20.33	$6.17
2004:
Granted	4,694	0.50	0.50
Cancelled	(1,174)	0.50	0.50

Outstanding at September 24, 2004	191,052	$0.50-$20.33	$6.10

        The Company accounts for stock-based compensation using the intrinsic value based method under Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the 2000 Plan had an exercise price no less than the estimated market value of the underlying common stock on the date of grant. The effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation was immaterial. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions used for options granted in 2003 and 2004: dividend yield of 0%, expected volatility of 0%, risk-free rate of 3.48% and 4.05%, respectively, and expected life of 5 years.

5.    SUBSIDIARY GUARANTORS

        The Company completed an offering of $200 million principal amount of senior subordinated notes in connection with its Refinancing Transactions. The Company filed a registration statement with the Securities and Exchange Commission with respect to an exchange offer for the senior subordinated notes and with respect to resales of the senior subordinated notes by an affiliate of the Company for market-making purposes. The registration statement has been declared effective by the SEC. The Company's new senior subordinated notes are fully and unconditionally guaranteed, jointly and severally, on a subordinated basis by Wilmar Holdings, Inc., Wilmar Financial, Inc., and Glenwood Acquisition LLC (wholly-owned subsidiaries of Interline). The guarantees by these subsidiary guarantors (the "Subsidiary Guarantors") will be senior to any of their existing and future subordinated obligations, equal in right of payment with any of their existing and future senior subordinated indebtedness and subordinated to any of their existing and future senior indebtedness. These guarantor subsidiaries constitute all of the Company's direct and indirect subsidiaries and the separate financial statements of the guarantor subsidiaries are not presented because management determined they would be immaterial to investors. Accordingly, condensed consolidating financial statements for Interline Brands, Inc. and the Subsidiary Guarantors are presented below.

CONDENSED CONSOLIDATING BALANCE SHEET (UNAUDITED)
As of September 24, 2004

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands, except share and per share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,426	$68	$—	$4,494
Cash-restricted	1,001	—	—	1,001
Accounts receivable—trade, net	107,792	—	—	107,792
Accounts receivable—other	11,497	—	—	11,497
Inventory	137,926	—	—	137,926
Prepaid expenses and other current assets	3,908	3	—	3,911
Deferred income taxes	10,946	—	—	10,946
Due from Parent	—	75,740	(75,740)	—
Investment in subsidiaries	37,777	—	(37,777)	—

Total current assets	315,273	75,811	(113,517)	277,567
PROPERTY AND EQUIPMENT, net	29,556	—	—	29,556
GOODWILL	202,544	—	—	202,544
OTHER INTANGIBLE ASSETS, net	86,500	—	—	86,500
OTHER ASSETS	5,981	6,914	(3,615)	9,280

TOTAL ASSETS	$639,854	$82,725	$(117,132)	$605,447

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Revolver	$7,000	$—	$—	$7,000
Current portion of long-term debt	7,000	—	—	7,000
Accounts payable	54,957	1	—	54,958
Accrued expenses and other current liabilities	19,982	—	—	19,982
Current portion of interest rate swaps	2,409	—	—	2,409
Accrued interest payable	11,057	—	—	11,057
Accrued merger expenses	4,323	—	—	4,323
Income taxes payable	564	5,500	—	6,064
Due to subsidiaries	43,183	—	(43,183)	—

Total current liabilities	150,475	5,501	(43,183)	112,793
LONG-TERM LIABILITIES:
Deferred income taxes	26,924	—	—	26,924
Interest rate swaps	4,185	—	—	4,185
Long-term debt, net of current portion	326,000	3,275	—	329,275

TOTAL LIABILITIES	507,584	8,776	(43,183)	473,177

SENIOR PREFERRED STOCK, $0.01 par value, 27,000,000 shares authorized; 23,600,014 shares issued and outstanding	420,767	—	—	420,767
STOCKHOLDERS' EQUITY (DEFICIENCY):
Common stock, no par value, 7,500,000 shares authorized, 5,399,736 shares issued and outstanding	1,994	—	—	1,994
Additional paid-in-capital	—	43,285	(43,285)	—
Accumulated deficit	(289,568)	30,664	(30,664)	(289,568)
Stockholder loans	(1,575)	—	—	(1,575)
Dividends	—	—	—	—
Accumulated other comprehensive loss	652	—	—	652

TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)	(288,497)	73,949	(73,949)	(288,497)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$639,854	$82,725	$(117,132)	$605,447

CONDENSED CONSOLIDATING BALANCE SHEET (UNAUDITED)
As of December 26, 2003

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands, except share and per share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,527	$85	$—	$1,612
Cash-restricted	1,000	—	—	1,000
Accounts receivable—trade, net	83,684	—	—	83,684
Accounts receivable—other	12,932	—	—	12,932
Inventory	119,301	—	—	119,301
Prepaid expenses and other current assets	4,255	5	—	4,260
Deferred income taxes	10,318	—	—	10,318
Due from Parent	—	66,586	(66,586)	—
Investment in subsidiaries	41,003	—	(41,003)	—

Total current assets	274,020	66,676	(107,589)	233,107
PROPERTY AND EQUIPMENT, net	30,605	—	—	30,605
GOODWILL	202,227	—	—	202,227
OTHER INTANGIBLE ASSETS, net	90,632	—	—	90,632
OTHER ASSETS	5,412	6,614	(3,315)	8,711

TOTAL ASSETS	$602,896	$73,290	$(110,904)	$565,282

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Current portion of long-term debt	$7,000	$—	$—	$7,000
Accounts payable	43,170	10	—	43,180
Accrued expenses and other current liabilities	19,623	—	—	19,623
Accrued interest payable	5,803	—	—	5,803
Accrued merger expenses	4,739	—	—	4,739
Income taxes payable	(2,400)	2,400	—	—
Due to subsidiaries	43,299	—	(43,299)	—

Total current liabilities	121,234	2,410	(43,299)	80,345
LONG-TERM LIABILITIES:
Deferred income taxes	22,543	—	—	22,543
Interest rate swaps	12,793	—	—	12,793
Long-term debt, net of current portion	331,250	3,275	—	334,525

TOTAL LIABILITIES	487,820	5,685	(43,299)	450,206

SENIOR PREFERRED STOCK, $0.01 par value, 27,000,000 shares authorized; 23,600,014 shares issued and outstanding	379,612	—	—	379,612
STOCKHOLDERS' EQUITY (DEFICIENCY):
Common stock, no par value, 7,500,000 shares authorized, 5,334,546 shares issued and outstanding	1,994	—	—	1,994
Additional paid-in-capital	—	43,285	(43,285)	—
Accumulated deficit	(265,548)	24,320	(24,320)	(265,548)
Stockholder loans	(1,545)	—	—	(1,545)
Dividends	—	—	—	—
Accumulated other comprehensive loss	563	—	—	563

TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)	(264,536)	67,605	(67,605)	(264,536)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$602,896	$73,290	$(110,904)	$565,282

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (UNAUDITED)
Three Months Ended September 24, 2004

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands, except share and per share data)
NET SALES	$190,400	$—	$—	$190,400
COST OF SALES	117,214	—	—	117,214

Gross profit	73,186	—	—	73,186
OPERATING EXPENSES:
Selling, general and administrative expenses	49,720	4	—	49,724
Depreciation and amortization	2,988	—	—	2,988

Total operating expenses	52,708	4	—	52,712

OPERATING INCOME (LOSS)	20,478	(4)	—	20,474
CHANGE IN FAIR VALUE OF INTEREST
RATE SWAPS	1,503	—	—	1,503
INTEREST EXPENSE	(13,449)	—	3,180	(10,269)
INTEREST INCOME	32	3,180	(3,180)	32
OTHER INCOME	119	119	(119)	119
EQUITY IN EARNINGS OF SUSIDIARIES	2,076	—	(2,076)	—

Income before income taxes	10,759	3,295	(2,195)	11,859
PROVISION FOR INCOME TAXES	3,832	1,100	—	4,932

NET INCOME	6,927	2,195	(2,195)	6,927
PREFERRED STOCK DIVIDENDS	(14,170)	—	—	(14,170)

NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$(7,243)	$2,195	$(2,195)	$(7,243)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (UNAUDITED)
Three Months Ended September 26, 2003

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands, except share and per share data)
NET SALES	$166,676	$—	$—	$166,676
COST OF SALES	103,308	—	—	103,308

Gross profit	63,368	—	—	63,368
OPERATING EXPENSES:
Selling, general and administrative expenses	43,689	4	—	43,693
Depreciation and amortization	3,134	—	—	3,134
Special costs and expenses	132	—	—	132

Total operating expenses	46,955	4	—	46,959

OPERATING INCOME (LOSS)	16,413	(4)	—	16,409
CHANGE IN FAIR VALUE OF INTEREST RATE SWAPS	2,201	—	—	2,201
EARLY EXTINGUISHMENT OF DEBT	—	—	—
INTEREST EXPENSE	(14,006)	—	3,686	(10,320)
INTEREST INCOME	23	3,686	(3,686)	23
OTHER INCOME	54	—	—	54
EQUITY IN EARNINGS OF SUSIDIARIES	2,482	—	(2,482)	—

Income before income taxes	7,167	3,682	(2,482)	8,367
PROVISION FOR INCOME TAXES	2,363	1,200	—	3,563

NET INCOME	4,804	2,482	(2,482)	4,804
PREFERRED STOCK DIVIDENDS	(12,381)	—	—	(12,381)

NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$(7,577)	$2,482	$(2,482)	$(7,577)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (UNAUDITED)
Nine Months Ended September 24, 2004

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands, except share and per share data)
NET SALES	$548,383	$—	$—	$548,383
COST OF SALES	338,529	—	—	338,529

Gross profit	209,854	—	—	209,854
OPERATING EXPENSES:
Selling, general and administrative expenses	148,050	12	—	148,062
Depreciation and amortization	9,414	—	—	9,414

Total operating expenses	157,464	12	—	157,476

OPERATING INCOME (LOSS)	52,390	(12)	—	52,378
CHANGE IN FAIR VALUE OF INTEREST RATE SWAPS	6,201	—	—	6,201
INTEREST EXPENSE	(39,719)	—	9,156	(30,563)
INTEREST INCOME	65	9,156	(9,156)	65
OTHER INCOME	300	300	(300)	300
EQUITY IN EARNINGS OF SUSIDIARIES	6,044	—	(6,044)	—

Income before income taxes	25,281	9,444	(6,344)	28,381
PROVISION FOR INCOME TAXES	8,146	3,100	—	11,246

NET INCOME	17,135	6,344	(6,344)	17,135
PREFERRED STOCK DIVIDENDS	(41,155)	—	—	(41,155)

NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$(24,020)	$6,344	$(6,344)	$(24,020)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (UNAUDITED)
Nine Months Ended September 26, 2003

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands, except share and per share data)
NET SALES	$481,235	$—	$—	$481,235
COST OF SALES	298,241	—	—	298,241

Gross profit	182,994	—	—	182,994
OPERATING EXPENSES:
Selling, general and administrative expenses	126,651	27	—	126,678
Depreciation and amortization	8,759	—	—	8,759
Special costs and expenses	510	—	—	510

Total operating expenses	135,920	27	—	135,947

OPERATING INCOME (LOSS)	47,074	(27)	—	47,047
CHANGE IN FAIR VALUE OF INTEREST RATE SWAPS	3,284	—	—	3,284
EARLY EXTINGUISHMENT OF DEBT	(14,893)	—	—	(14,893)
INTEREST EXPENSE	(41,055)	—	10,909	(30,146)
INTEREST INCOME	100	10,909	(10,909)	100
OTHER INCOME	46	46	(46)	46
EQUITY IN EARNINGS OF SUSIDIARIES	7,182	—	(7,182)	—

Income before income taxes	1,738	10,928	(7,228)	5,438
(BENEFIT) PROVISION FOR INCOME TAXES	(1,135)	3,700	—	2,565

NET INCOME	2,873	7,228	(7,228)	2,873
PREFERRED STOCK DIVIDENDS	(35,905)	—	—	(35,905)

NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$(33,032)	$7,228	$(7,228)	$(33,032)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)
Nine Months Ended September 24, 2004

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands)
OPERATING ACTIVITIES:
Net income	$17,135	$6,344	$(6,344)	$17,135
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,414	—	—	9,414
Amortization of debt issuance costs	1,428	—	—	1,428
Change in fair value of interest rate swaps	(6,201)	—	—	(6,201)
Interest on shareholder loans	(30)	—	—	(30)
Deferred income taxes	3,754	—	—	3,754
Equity in earnings of subsidiaries	(6,344)	—	6,344	—
Changes in assets and liabilities, net of effects of acquisition:
Cash—restricted	(1)	—	—	(1)
Accounts receivable—trade	(24,108)	—	—	(24,108)
Accounts receivable—other	1,435	—	—	1,435
Inventory	(18,625)	—	—	(18,625)
Prepaid expenses and other current assets	347	3	—	350
Due from parent	—	(9,156)	9,156	—
Other assets	90	(300)	—	(210)
Accrued interest payable	5,254	—	—	5,254
Accounts payable	11,786	(8)	—	11,778
Accrued expenses and other current liabilities	477	—	—	477
Accrued merger expenses	(416)	—	—	(416)
Income taxes payable	2,964	3,100	—	6,064
Due to subsidiaries	9,156	—	(9,156)	—

Net cash provided by (used in) operating activities	7,515	(17)	—	7,498

INVESTING ACTIVITIES:
Purchase of property and equipment	(5,359)	—	—	(5,359)
Purchase of business, net of assets acquired	(509)	—	—	(509)

Net cash used in investing activities	(5,868)	—	—	(5,868)

FINANCING ACTIVITIES:
Increase in revolver and swingline, net	7,000	—	—	7,000
Repayment of debt	(5,250)	—	—	(5,250)
Payment of debt issuance and offering costs	(587)	—	—	(587)

Net cash provided by financing activities	1,163	—	—	1,163

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	89	—	—	89

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,899	(17)	—	2,882
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,527	85	—	1,612

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,426	$68	$—	$4,494

INTERLINE BRANDS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Concluded)
THREE AND NINE MONTHS ENDED SEPTEMBER 24, 2004 AND SEPTEMBER 26, 2003
(In thousands, except share data)

5. SUBSIDIARY GUARANTORS (Concluded)

CONDENSED CONSOLIDATING STATEMENT CASH FLOWS (UNAUDITED)
Nine Months Ended September 26, 2003

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands)
OPERATING ACTIVITIES:
Net income	$2,873	$7,228	$(7,228)	$2,873
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,759	—	—	8,759
Amortization and write-off of debt issuance costs	7,855	—	—	7,855
Accretion and write off of discount on 16% senior subordinated notes	4,410	—	—	4,410
Redemption premium on 16% senior subordinated notes	3,879	—	—	3,879
Change in fair value of interest rate swaps	(3,284)	—	—	(3,284)
Loss on disposal of property and equipment	3	—	—	3
Interest on shareholder loans	(78)	—	—	(78)
Deferred income taxes	423	—	—	423
16% senior subordinated notes issued for interest dues	1,674	—	—	1,674
Equity in earnings of subsidiaries	(7,228)	—	7,228	—
Changes in assets and liabilities, net of effects of acquisition:
Cash—restricted	329	—	—	329
Accounts receivable—trade	(10,375)	—	—	(10,375)
Accounts receivable—other	2,590	—	—	2,590
Inventory	12,576	—	—	12,576
Prepaid expenses and other current assets	(455)	5	—	(450)
Other assets	(3)	(70)	—	(73)
Accrued interest payable	6,792	—	—	6,792
Accounts payable	(3,187)	—	—	(3,187)
Accrued expenses and other current liabilities	(1,778)	—	—	(1,778)
Accrued merger expenses	(1,210)	—	—	(1,210)
Income taxes payable	(1,200)	1,200	—	—
Due to subsidiaries	(11,280)	—	11,280	—
Due from parent	—	11,280	(11,280)	—

Net cash provided by operating activities	12,085	19,643	—	31,728

INVESTING ACTIVITIES:
Purchase of property and equipment	(3,495)	—	—	(3,495)
Purchase of businesses, net of cash acquired	(472)	(3,275)	—	(3,747)

Net cash used in investing activities	(3,967)	(3,275)	—	(7,242)

FINANCING ACTIVITIES:
Decrease in revolver and swingline, net	(18,500)	—	—	(18,500)
Repayment of long-term borrowing	(317,487)	—	—	(317,487)
Proceeds from refinancing transactions	340,000	—	—	340,000
Payment of debt issuance costs	(12,020)	—	—	(12,020)
Dividends Paid	19,647	(19,647)	—	—
Contribution from Parent	(3,275)	3,275	—	—

Net cash provided by (used in) financing activities	8,365	(16,372)	—	(8,007)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	666	—	—	666

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,149	(4)	—	17,145
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,459	98	—	5,557

CASH AND CASH EQUIVALENTS, END OF PERIOD	$22,608	$94	$—	$22,702

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Interline Brands, Inc.
Jacksonville, Florida

We have audited the accompanying consolidated balance sheets of Interline Brands, Inc. and its subsidiaries (the "Company") as of December 26, 2003 and December 27, 2002, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 26, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 26, 2003 and December 27, 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 26, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2001 the Company adopted SFAS 133 to account for derivative instruments and SFAS 145 to report the loss on extinguishment of debt as non-operating expense. Also, as discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform to SFAS 142.

/s/ Deloitte & Touche LLP
Certified Public Accountants

Jacksonville, Florida
March 23, 2004

INTERLINE BRANDS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 26, 2003 AND DECEMBER 27, 2002
(In thousands except share data)

	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,612	$5,557
Cash—restricted	1,000	329
Accounts receivable—trade (net of allowance for doubtful accounts of $6,316 and $5,322)	83,684	83,087
Accounts receivable—other	12,932	13,052
Inventory	119,301	124,479
Prepaid expenses and other current assets	4,260	5,953
Deferred income taxes	10,318	10,932

Total current assets	233,107	243,389
PROPERTY AND EQUIPMENT, net	30,605	33,585
GOODWILL	202,227	195,669
OTHER INTANGIBLE ASSETS, net	90,632	77,423
OTHER ASSETS	8,711	1,652

TOTAL ASSETS	$565,282	$551,718

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Current portion of long-term debt	$7,000	$22,750
Revolving credit facility	—	18,500
Accounts payable	43,180	53,417
Accrued expenses and other current liabilities	19,623	13,603
Accrued interest payable	5,803	4,409
Accrued merger expenses	4,739	7,426

Total current liabilities	80,345	120,105
DEFERRED INCOME TAXES	22,543	21,253
INTEREST RATE SWAPS	12,793	18,067
LONG-TERM DEBT, NET OF CURRENT PORTION	334,525	284,774

TOTAL LIABILITIES	450,206	444,199

COMMITMENTS AND CONTINGENCIES (Note 11)
SENIOR PREFERRED STOCK, $0.01 par value, 27,000,000 shares authorized; 23,600,014 and 23,619,888 shares issued and outstanding; at liquidation value	379,612	331,202
STOCKHOLDERS' EQUITY (DEFICIENCY):
Common stock, no par value, 7,500,000 shares authorized; 5,334,546 and 5,385,189 shares issued and outstanding	1,994	1,994
Accumulated deficit	(265,548)	(224,077)
Stockholder loans	(1,545)	(1,440)
Accumulated other comprehensive income (loss)	563	(160)

TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)	(264,536)	(223,683)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$565,282	$551,718

See accompanying notes to consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 26, 2003, DECEMBER 27, 2002 AND DECEMBER 28, 2001
(In thousands except share data)

	2003	2002	2001
NET SALES	$640,138	$637,530	$609,356
COST OF SALES	395,894	401,212	384,153

Gross profit	244,244	236,318	225,203
OPERATING EXPENSES:
Selling, general and administrative expenses	171,091	164,328	157,801
Depreciation and amortization	10,949	11,282	16,526
Special costs and expenses	607	4,893	3,061

Total operating expenses	182,647	180,503	177,388

OPERATING INCOME	61,597	55,815	47,815
CHANGE IN FAIR VALUE OF INTEREST RATE SWAPS	5,272	(5,825)	(6,874)
INTEREST EXPENSE	(40,516)	(38,778)	(40,368)
LOSS ON EXTINGUISHMENT OF DEBT	(14,893)	—	—
INTEREST INCOME	199	153	364
OTHER INCOME	40	—	—

Income before income taxes	11,699	11,365	937
PROVISION FOR INCOME TAXES	4,547	4,219	2,595

INCOME (LOSS) BEFORE CHANGE IN ACCOUNTING PRINCIPLE	7,152	7,146	(1,658)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, net of income tax benefit of $2,147	—	—	(3,221)

NET INCOME (LOSS)	7,152	7,146	(4,879)
PREFERRED STOCK DIVIDENDS	(48,623)	(42,470)	(37,024)

NET LOSS APPLICABLE TO COMMON STOCKHOLDERS	$(41,471)	$(35,324)	$(41,903)

LOSS PER COMMON SHARE—BASIC	$(7.71)	$(6.56)	$(7.78)

LOSS PER COMMON SHARE—DILUTED	$(7.71)	$(6.56)	$(7.78)

INTERLINE BRANDS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
YEARS ENDED DECEMBER 26, 2003, DECEMBER 27, 2002 AND DECEMBER 28, 2001
(In thousands except share data)

							Accumulated Other Compre- hensive Income (Loss)
	Common Stock		Retained Earnings (Accumulated Deficit)
				Stockholder Loans	Deferred Compensa- tion			Total Stockholders' Equity (Deficiency)
	Shares	Amount
BALANCE, DECEMBER 29, 2000	5,385,189	$1,994	$(146,850)	$(1,265)		$(1,669)	$(19)	$(147,809)
Preferred stock dividends			(37,024)					(37,024)
Interest accrual on stockholder loans				(99)				(99)
Deferred compensation expense						904		904
Comprehensive loss:
Net loss			(4,879)
Foreign currency translation							(185)
Total comprehensive loss								(5,064)

BALANCE, DECEMBER 28, 2001	5,385,189	1,994	(188,753)	(1,364)		(765)	(204)	(189,092)
Preferred stock dividends			(42,470)					(42,470)
Interest accrual on stockholder loans				(76)				(76)
Deferred compensation expense						765		765
Comprehensive income:
Net income			7,146
Foreign currency translation							44
Total comprehensive income								7,190

BALANCE, DECEMBER 27, 2002	5,385,189	1,994	(224,077)	(1,440)			(160)	(223,683)
Preferred stock dividends			(48,623)					(48,623)
Retirement of common stock	(50,643)
Interest accrual on stockholder loans				(105)				(105)
Comprehensive income:
Net income			7,152
Foreign currency translation							723
Total comprehensive income								7,875

BALANCE, DECEMBER 26, 2003	5,334,546	$1,994	$(265,548)	$(1,545)	$		$563	$(264,536)

See accompanying notes to consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 26, 2003, DECEMBER 27, 2002 AND DECEMBER 28, 2001
(In thousands)

	2003	2002	2001
OPERATING ACTIVITIES:
Net income (loss)	$7,152	$7,146	$(4,879)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	10,949	11,282	16,526
Amortization and writeoff of debt issuance costs	8,374	1,669	1,705
Accretion and write-off of discount on 16% senior subordinated notes	4,410	391	298
Redemption premium on 16% senior subordinated notes	3,879	—	—
Deferred compensation	—	765	904
Change in fair value of interest rate swaps	(5,272)	5,825	12,242
Loss (gain) on disposal of property and equipment	3	438	(48)
Interest income on stockholder loans	(105)	(76)	(99)
Deferred income taxes	1,024	420	(3,848)
Senior subordinated notes issued for interest due	1,674	2,813	2,729
Changes in assets and liabilities which provided (used) cash, net of effects of acquisition:
Cash—restricted	(671)	—	(3)
Accounts receivable—trade	449	2,074	(10,167)
Accounts receivable—other	120	(4,293)	(3,492)
Inventory	9,050	(7,329)	(9,931)
Prepaid expenses and other current assets	1,737	(2,462)	5,179
Other assets	(307)	(6)	(263)
Accrued interest payable	1,394	(1,187)	1,838
Accounts payable	(11,106)	(610)	1,756
Deferred compensation	—	—	(514)
Accrued expenses and other current liabilities	1,718	(1,351)	3,744
Accrued merger expenses	(1,383)	(3,074)	—
Income taxes payable	—	(2,020)	2,020

Net cash provided by operating activities	33,089	10,415	15,697

INVESTING ACTIVITIES:
Purchase of property and equipment	(4,556)	(4,944)	(8,214)
Proceeds from sale of property and equipment	—	—	1,803
Purchase of investment and other assets	(3,850)	—	—
Acquisition of businesses, net of cash acquired	(18,389)	—	(1,831)

Net cash used in investing activities	(26,795)	(4,944)	(8,242)

FINANCING ACTIVITIES:
(Decrease) increase in revolving credit facility, net	(18,500)	14,500	4,000
Repayment of long-term debt	(319,236)	(17,750)	(12,750)
Payment of debt issuance costs	(13,011)	(35)	(1,102)
Redemption of preferred stock	(215)	—	—
Proceeds from refinancing transaction	340,000	—	—

Net cash used in financing activities	(10,962)	(3,285)	(9,852)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	723	44	(185)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,945)	2,230	(2,582)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,557	3,327	5,909

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,612	$5,557	$3,327

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$33,258	$35,105	$33,413

Income taxes (net of refunds)	$1,353	$7,989	$(3,425)

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Dividends on preferred stock	$48,623	$42,470	$37,024

Note issued for purchase of business and accrual of additional purchase price	$4,300	$—	$—

Note issued for purchase of investment	$3,275	$—	$—

See accompanying notes to consolidated financial statements.

INTERLINE BRANDS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 26, 2003, DECEMBER 27, 2002 AND DECEMBER 28, 2001

(In thousands, except share data)

1.    DESCRIPTION OF THE BUSINESS

        Interline Brands, Inc., a New Jersey corporation, and its subsidiaries (the "Company") is a direct marketer and specialty distributor of maintenance, repair and operations, or MRO products. The Company sells plumbing, electrical, hardware, security hardware, heating, ventilation and air conditioning and other MRO products. Interline's highly diverse customer base consists of multi-family housing, educational, lodging and health care facilities, professional contractors and other distributors.

        The Company markets and sells its products primarily through eight distinct and targeted brands. The Company utilizes a variety of sales channels, including a direct sales force, telesales representatives, a direct mail program, brand-specific websites and a national accounts sales program. The Company provides same day/next day delivery of its products through its network of regional distribution centers located throughout the United States and Canada, a national distribution center in Nashville, Tennessee and its dedicated fleet of trucks.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation—The consolidated financial statements include the accounts of Interline Brands, Inc. and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Intercompany balances and transactions have been eliminated in consolidation.

        Fiscal Year—The Company operates on a 52-53 week fiscal year, which ends on the last Friday in December, and the fiscal years ended December 26, 2003, December 27, 2002 and December 28, 2001 were fifty-two week years. References herein to 2003, 2002, and 2001 are for the fiscal years ended December 26, 2003, December 27, 2002 and December 28, 2001, respectively.

        Cash and Cash Equivalents—Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less.

        Inventory—Inventory is stated at the lower of cost or market. Prior to 2002, the Company determined inventory cost using the first-in, first-out and average cost methods. Effective December 29, 2001, the Company changed accounting methods to use average cost for all inventory. The effect of this change was not material. The Company provides an adjustment to inventory based on slow-moving and discontinued inventory. This impairment adjustment establishes a new cost basis for such inventory and is not subsequently recovered through income.

        Property and Equipment—Property and equipment is stated at cost, net of accumulated depreciation and amortization. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Upon the retirement or disposal of assets, the cost and accumulated depreciation or amortization is eliminated from the accounts and the resulting gain or loss is credited or charged to operations. Leasehold improvements are amortized, using the straight-line method, over the lesser of the estimated useful lives or the term of the lease.

Depreciation is computed using the straight-line method based upon estimated useful lives of the assets as follows:

Buildings	39-40 years
Machinery and equipment	5-7 years
Office furniture and equipment	5-7 years
Vehicles	5 years
Leasehold improvements	1-10 years

        Costs of Computer Software Developed or Obtained for Internal Use—The Company capitalizes costs related to internally developed software in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Approximately $0.8 million, $1.1 million, and $1.2 million, was capitalized in 2003, 2002, and 2001, respectively.

        Goodwill—Prior to January 1, 2002, goodwill, which represents the excess of cost over the fair value of net assets acquired, was amortized on a straight-line basis over estimated useful lives ranging from 30 to 40 years. The Company assessed the recoverability and the amortization period of goodwill by determining whether the amounts can be recovered through undiscounted net cash flows of the businesses acquired over the remaining respective amortization period. Accumulated amortization was $9.7 million at December 29, 2001.

        Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets", and no longer amortizes goodwill but is required to annually evaluate goodwill for impairment. As a result of the adoption of SFAS 142, the Company no longer amortizes goodwill. Goodwill is tested for impairment at least annually, or whenever events of changes in circumstances indicate that the carrying amount may not be recoverable. The Company has elected to perform its annual goodwill impairment test as of the last day of each fiscal year. No impairment was identified as a result of the most recent impairment test performed as of December 26, 2003.

        The pro forma effect of not amortizing goodwill under SFAS 142 had this Statement been adopted the first day of fiscal year 2001 is as follows:

2001
Net loss, as reported	$(4,879)
Add back goodwill amortization	5,165

Adjusted net income (loss)	$286

        Other Intangible Assets—Other intangible assets include amounts assigned to customer lists, trademarks, deferred debt issuance costs and non-compete agreements. Other intangibles are amortized on a straight-line basis over their useful lives, 13 to 40 years for trademarks and customer lists, and 5 to 10 years for non-compete agreements. Deferred debt issuance costs are amortized as a component of interest expense over the term of the related debt.

        Impairment of Long-Lived Assets—The Company analyzes the carrying value of its recorded intangible assets and other long-lived assets periodically or when facts or circumstances indicate that the carrying value may be impaired. A review includes an assessment of customer retention, cash flow projections and other factors the Company believes are relevant. The discounted future expected net cash flows of each identifiable asset is used to measure impairment losses. The Company has not identified any impairment losses with respect to long-lived assets for any fiscal years presented.

        Foreign Currency Translation—Assets and liabilities of the Company's foreign subsidiary, where the functional currency is the local currency, are translated into United States dollars at the fiscal year end exchange rate. The related translation adjustments are recorded as a component of other comprehensive income. Revenues and expenses are translated using average exchange rates prevailing during the year.

        Risk Insurance—The Company has a $250 self-insured retention per occurrence in connection with its workers' compensation policy ("Risk Insurance"). The Company accrues its estimated cost in connection with its portion of its Risk Insurance losses. Claims paid are charged against the reserve. Additionally, the Company maintains a reserve for incurred but not reported claims based on past experience.

        Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

        Fair Value of Financial Instruments—The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value because of the short maturities of these items. The carrying values of notes payable and long-term debt are reasonable estimates of their fair values. Estimated fair values of notes payable and long-term debt are determined by discounting the future cash flows using rates currently available to the Company for similar instruments. Interest rate swaps are carried at fair value, which is determined by quoted market prices.

        Revenue Recognition—The Company recognizes a sale when the product has been delivered and risk of loss has passed to the customer, collection of the resulting receivable is probable, persuasive evidence of an arrangement exists, and the fee is fixed or determinable. Sales are recorded net of estimated discounts, rebates and returns. A minor portion of the Company's sales are delivered direct from the manufacturer. These direct-shipment sales are recorded on a gross basis, with the corresponding cost of goods sold, in accordance with the guidance in EITF 99-19, Reporting Revenues Gross as a Principal verses Net as an Agent. The Company provides limited product return and protection rights to certain customers. The Company accrues related product return reserves and warranty obligations at the time of sale.

        Cost of Sales—Cost of sales includes merchandise costs, freight-in, and operating costs related to the Company's National Distribution Center.

        Shipping and Handling Costs—Shipping and handling costs have been included in selling, general and administrative expenses on the consolidated statements of operations. Such amounts were approximately $32.5 million, $30.1 million, and $27.1 million in 2003, 2002 and 2001, respectively.

        Advertising Costs—Costs of producing and distributing sales catalogs and promotional flyers are capitalized and charged to expense over the life of the related catalog and promotional flyers. Advertising expenses were approximately $1.3 million, $2.0 million, and $2.1 million in 2003, 2002 and 2001, respectively.

        Stock-Based Compensation—The Company accounts for stock-based compensation using the intrinsic method. Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company's stock when the Company was publicly traded and the estimated fair market value of the stock after the Company's common stock became privately held, at the date of the grant over the amount an employee must pay to acquire the stock.

        Net Income per Share Data—Net income per share for all periods has been computed in accordance with SFAS No. 128, "Earnings per Share". Basic net income per share is computed by dividing net income by the weighted-average number of shares outstanding during the year. Diluted net income per share is computed by dividing net income by the weighted-average number of shares outstanding during the year, assuming dilution. The amounts used in calculating net income (loss) per share data are as follows:

	2003	2002	2001
Net income (loss)	$7,152	$7,146	$(4,879)
Preferred stock dividends	(48,623)	(42,470)	(37,024)

Net loss applicable to common shareholders	$(41,471)	$(35,324)	$(41,903)

Weighted average shares outstanding — basic	5,381	5,385	5,385
Effect of dilutive stock options	—	—	—

Weighted average shares outstanding — diluted	5,381	5,385	5,385

        Options to purchase 187,532, 125,805 and 125,805 shares of common stock which were outstanding during 2003, 2002 and 2001, respectively, were not included in the computation of weighted average shares outstanding-diluted because the options exercise price was greater than the average market price of common stock and the effect would be antidilutive.

        Segment Information—The Company is in one industry—the distribution of MRO products. In accordance with SFAS 131, "Disclosure about segments of an Enterprise and Related Information," the

Company has one operating segment. The Company's sales by product category are approximately as follows:

Product Category	2003	2002	2001
Plumbing	$300,865	$306,014	$280,304
Electrical	76,817	76,504	73,123
Hardware	44,810	44,627	54,842
Security Hardware	51,211	51,002	48,748
HVAC, Appliances and Parts	76,816	76,504	67,029
Other	89,619	82,879	85,310

Total	$640,138	$637,530	$609,356

        The Company's revenues and assets outside the United States are not significant.

        Income Taxes—Taxes on income are provided using an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

        Derivative Financial Instruments—Periodically, the Company enters into derivative financial instruments, including interest rate exchange agreements ("Swaps") to manage its exposure to fluctuations in interest rates on its debt. Under existing Swaps, the Company pays a fixed rate on the notional amount to its banks and the banks pay the Company a variable rate on the notional amount equal to a base LIBOR rate. The Company's derivative activities, all of which are for purposes other than trading, are initiated within the guidelines of corporate risk-management policies. See Note 7 for further description of the Swaps.

        In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133, as amended by SFAS 137 "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement 133" and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The Company adopted SFAS 133, as amended, on January 1, 2001. As a result, it recorded an accumulated transition adjustment of $5,368 as a reduction to earnings relating to derivative instruments that do not qualify for hedge accounting under SFAS 133. The Company recorded an additional loss of $6,874 and $5,825 in 2001 and 2002, respectively and a gain of $5,272 in 2003, as a result of the change in market value of the Swaps.

        Recent Accounting Standards—In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 104 ("SAB 104"). SAB 104 revised and rescinded portions of Staff Accounting Bulletin No. 101 in order to make the interpretive guidance consistent with the current authoritative accounting and auditing guidance and SEC rules and regulations.

        SFAS 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"), addresses certain decisions made by the Financial Accounting Standards Board as part of the Derivatives Implementation Group process. In general, SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

        SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"), addresses how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective July 1, 2003.

        The Company adopted SFAS 149 and SFAS 150 on July 1, 2003 and SAB 104 in December 2003. The adoption of these standards did not have a material impact on the Company's financial position, results of operations or cash flows.

3.    GOODWILL AND OTHER INTANGIBLE ASSETS

        A summary of changes to goodwill for the year ended December 26, 2003 follows:

Balance at December 27, 2002	$195,669
Acquisitions	6,982
Adjustments to acquisition accrual	(424)

Balance at December 26, 2003	$202,227

        There were no changes to goodwill for the year ended December 27, 2002. The adjustment to goodwill during 2003 relates primarily to the adjustment of an acquisition accrual established for the Barnett acquisition that was settled for less than the amount accrued.

        The gross carrying amount and accumulated amortization of the Company's intangible assets other than goodwill as of December 26, 2003 and December 27, 2002 are as follows:

December 26, 2003	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer lists	$49,362	$5,403	$43,959
Trademarks	36,221	2,912	33,309
Deferred debt issuance costs	13,149	1,079	12,070
Non-compete agreements	2,616	1,322	1,294

Total	$101,348	$10,716	$90,632

December 27, 2002
Customer lists	$41,732	$3,641	$38,091
Trademarks	33,821	2,061	31,760
Deferred debt issuance costs	11,169	3,736	7,433
Non-compete agreements	1,371	1,232	139

Total	$88,093	$10,670	$77,423

        The amortization of deferred debt issuance costs, recorded as a component of interest expense, was $1.8 million, $1.7 million, and $1.7 million in 2003, 2002 and 2001, respectively. Amortization expense on other intangible assets was $2.7 million, $2.0 million, and $2.2 million for 2003, 2002 and 2001, respectively. Expected amortization expense on other intangible assets (excluding deferred debt issuance costs which will vary depending upon debt payments) for each of the five succeeding fiscal years is as follows:

For fiscal year:
2004	$4,018
2005	4,009
2006	4,007
2007	3,989
2008	3,973

        Change in Estimate—Effective July 1, 2003, the Company changed the estimated useful life of customer lists acquired in the acquisition of Barnett and Sexauer during September 2000 and November 1999 respectively, from 40 years to 17 years. The estimated remaining useful life of 17 years was based upon the expected life of the customer accounts acquired using the attrition rate experienced for the twelve-month period ended September 26, 2003, with no consideration given to new accounts generated during this period. This method is consistent with the guidance provided in the Statement of Financial Accounting Standards 142, which suggests that the customer list intangible asset should be amortized based on management's best estimate of its useful life, following the pattern in which the expected benefits will be consumed or otherwise used up. The effect of this change in the estimated remaining useful life is not considered to be material to the Company's consolidated financial statements.

4.    SIGNIFICANT TRANSACTIONS

        Special Costs and Expenses—Special costs and expenses for 2003, 2002 and 2001 consist of costs associated with distribution center consolidation, relocation, lease termination, severance related costs and other transaction fees. Such costs and expenses were $0.6 million, $4.9 million and $3.1 million for fiscal years 2003, 2002 and 2001, respectively.

        Barnett Acquisition—In September 2000, the Company completed the acquisition of Barnett, Inc. (the "Barnett Acquisition") for an aggregate purchase price of $220.8 million including costs of acquisition of approximately $7.1 million. The costs of acquisition include a $3.0 million advisory fee paid to a significant stockholder of the Company. The Company funded this cash acquisition by refinancing and increasing our borrowings under Interline Opco's former credit facility, by issuing additional senior subordinated debt and by issuing and selling additional common stock in the amount of $743,780 and preferred stock in the amount of $103,131,925 to some of our existing stockholders. Goodwill recorded in connection with the Barnett Acquisition totaled approximately $89.3 million. Other intangible assets recorded in connection with the Barnett Acquisition totaled approximately $53.1 million. During 2001, the Company finalized its purchase price of Barnett and as a result recorded an increase in goodwill of approximately $12.3 million. These additional costs relate to the closure of duplicate Barnett facilities, severance related to these closures and the relocation and integration of Barnett employees and administrative functions. As of December 26, 2003 and December 27, 2002, $4.7 million and $7.4 million was accrued for such costs.

        Florida Lighting Acquisition—On November 24, 2003, the Company purchased the net assets of Florida Lighting, Inc. (the "Florida Lighting Acquisition"), which sells residential lighting and electrical products to electrical contractors, electrical distributors, lighting, showrooms and mass merchants primarily through direct mail and outbound telesales.

        The aggregate purchase price was $23.1 million including costs of acquisition of approximately $0.3 million. Goodwill recorded in connection with the acquisition totaled approximately $7.0 million and is not expected to be deductible for tax purposes. Other intangible assets recorded in connection with the Florida Lighting Acquisition totaled approximately $10.7 million consisting of customer lists of $7.3 million, trademarks of $2.4 million and a non-compete agreement of $1.0 million. Customer lists and trademarks will be amortized over 13 years and 40 years respectively, using the straight line method. The non-compete agreement will be amortized over 5 years, the term of the agreement.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At November 24, 2003
Cash	$481
Accounts receivable	1,046
Inventory	3,872
Prepaid expenses and other current assets	182
Property and equipment	713
Goodwill	6,982
Other intangible assets	10,700
Accounts payable	(868)

Total purchase price	$23,108

        Additionally, the Company has transferred $1.0 million to an escrow fund in connection with the Florida Lighting Acquisition. The transfer of the payment to the seller is contingent upon general representations and warranties of the seller. The escrow agreement expires on November 25, 2004, at which time the escrow fund less any claims against the escrow will be paid to the seller.

        The Company also issued contingent consideration based upon the acquired business meeting specific operation performance indicators. The consideration will be paid upon the delivery of the 2004 annual report but no later than April 15, 2005. The Company will record the consideration at the time the amount is no longer contingent as an addition to the purchase price.

        The above acquisition was accounted for under the purchase method of accounting, and accordingly, the net assets and results of operations have been included in the accompanying consolidated financial statements since the date of acquisition. The following table presents the unaudited results of operations of the Company for the fiscal year ended December 26, 2003 as if the acquisition had been consummated as of the beginning of 2003, and includes certain pro forma adjustments to reflect the amortization of intangible assets and financing charges on long-term debt:

	2003	2002	2001
Revenues	$666,919	$666,769	$633,883
Net income	8,308	8,370	(4,799)

        The unaudited pro forma results of operations are prepared for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisition occurred at the date described above or the results which may occur in the future.

5.    ACCOUNTS RECEIVABLE

        The Company's trade receivables are exposed to credit risk. The majority of the market served by the Company is comprised of numerous individual accounts, none of which is individually significant. The Company monitors the creditworthiness of its customers on an ongoing basis and provides a reserve for estimated bad debt losses.

	Balance at Beginning of Year	Charged to Expense	Deductions(1)	Balance at End of Year
Year ended December 28, 2001: Allowance for doubtful accounts	$5,045	$1,352	$(1,255)	$5,142

Year ended December 27, 2002: Allowance for doubtful accounts	$5,142	$1,937	$(1,757)	$5,322

Year ended December 26, 2003: Allowance for doubtful accounts	$5,322	$2,240	$(1,246)	$6,316

(1)
Accounts receivable written off as uncollectible, net of recoveries.

6.    PROPERTY AND EQUIPMENT

        Major classifications of property and equipment are as follows:

	2003	2002
Land	$400	$400
Building	9,536	9,060
Machinery and equipment	44,092	40,550
Office furniture and equipment	4,709	4,885
Vehicles	581	554
Leasehold improvements	6,512	6,860

	65,830	62,309
Less accumulated depreciation and amortization	(35,225)	(28,724)

	$30,605	$33,585

        Depreciation and amortization expense was approximately $8.2 million, $9.3 million, and $9.1 million for 2003, 2002 and 2001, respectively.

7.    DEBT

        Long-term debt consists of the following:

	2003	2002
Term Loan A	$—	$70,000
Term Loan B	—	146,625
Term Loan	138,250	—
Note payable	3,275	—
Senior Subordinated Notes—16%	—	90,899
Senior Subordinated Notes—11.5%	200,000	—

	341,525	307,524
Less current portion	(7,000)	(22,750)

	$334,525	$284,774

        Debt—In May 2003, the Company completed an offering of $200 million of 11.5% Senior Subordinated Notes due 2011 and entered into a new $205.0 million senior secured credit facility which consists of a $140.0 million term loan facility and a $65.0 million revolving loan facility, a portion of which is available in the form of Letters of Credit. The net proceeds from the offering of Senior Subordinated Notes and the refinancing of the former credit facility with the new credit facility were used to: (1) repay all outstanding indebtedness under the Company's former credit facility, (2) redeem all of the 16% senior subordinated notes, (3) pay accrued interest and related redemption premiums on the Company's former debt and (4) pay transaction fees and expenses related to the offering and new credit facility. These transactions are referred to collectively as the "Refinancing Transactions."

        The $200 million principal amount 11.5% Senior Subordinated Notes due 2011 pay interest each May 15 and November 15, with the first payment made on November 15, 2003. Prior to May 15, 2006, the Company may redeem up to 35% of the notes using proceeds of certain equity offerings and the Company may redeem all of the notes after May 15, 2007, subject to redemption premiums unless redeemed after May 15, 2009.

        Borrowings under the term loan facility and revolving loan facility bear interest, at the Company's option, at either LIBOR plus 3.50% or at prime plus 2.75%. Interest rates in effect on borrowings under the term loan facility at December 26, 2003 ranged from 4.60% for LIBOR based borrowings and 6.50% for prime based borrowings. Outstanding letters of credit under the revolving loan facility are subject to a per annum fee equal to the applicable spread over the adjusted LIBOR for revolving loans. The term loan facility matures on November 30, 2009 and the revolving loan facility matures on May 31, 2008.

        As of December 26, 2003, the Company had $59.0 million available under its revolving loan facility. Total letters of credit issued under this facility as of December 26, 2003 was $6.0 million. There were no borrowings under the revolving loan facility at December 26, 2003. The credit facility is secured by substantially all of the assets of the Company.

        Debt issuance costs capitalized in connection with the Refinancing Transactions were approximately $13.1 million. An expense of approximately $14.9 million for the early extinguishment of debt resulted from the write-off of the unamortized loan fees and loan discount relating to the Company's former credit facility and the redemption premium incurred upon redemption of the 16% Senior Subordinated Notes, as part of the Refinancing Transactions.

        Periodically, the Company enters into derivative financial instruments, including interest rate exchange agreements, to manage its exposure to fluctuations in interest rates on its debt. At December 26, 2003 and December 27, 2002, the Company had interest rate exchange agreements, or swaps, outstanding with a total notional amount of $151.0 million. These agreements mature between April and October of 2005. The change in market value of the outstanding interest rate exchange agreements has been recorded as a long-term liability of $12.8 million at December 26, 2003. The Company's derivative activities are for purposes other than trading and as such the Company intends to hold these instruments until their respective maturities.

        The credit facility contains customary affirmative and negative covenants that limit the Company's ability to incur additional indebtedness, pay dividends on its common stock or redeem, repurchase or retire its common stock or subordinated indebtedness, make certain investments, sell assets, and consolidate, merge or transfer assets, and that require the Company to maintain a maximum debt to cash flow ratio and a minimum interest expense coverage ratio. The Company was in compliance with all covenants at December 26, 2003.

        In April 2003, the Company issued a non-recourse note payable in the principal amount of $3.3 million for the purchase of an investment. This note, which is secured only by the investment, bears interest at a rate of 4% per annum, with principal due in full in April 2010.

        The maturities of long-term debt subsequent to December 26, 2003 are as follows:

2004	$7,000
2005	7,875
2006	11,375
2007	14,000
2008	15,750
Thereafter	285,525

$341,525

8.    SENIOR PREFERRED STOCK

        The Company has the authority to issue 27,000,000 shares of senior preferred stock ("Senior Preferred"), par value $.01 per share. Senior Preferred is stated at its liquidation value of $10.00 per share plus accrued dividends. As part of the Company's common stock becoming privately held, 13,306,696 shares of preferred stock were issued. As part of the Barnett Acquisition (see Note 4),

10,313,192 shares of preferred stock were issued. The Senior Preferred ranks senior to all other classes of stock of the Company with respect to dividends, distributions, redemptions and distributions of assets upon liquidation, wind-up and dissolution of the Company. Holders of the Senior Preferred are entitled to receive dividends payable on each share at an annual rate of 14%. All dividends (1) accrue on a daily basis, (2) are cumulative, whether or not earned or declared, (3) are compounded quarterly from the date of issuance of such shares and (4) are declared payable when declared by the Board of Directors. All dividends accrued are payable prior to the payment of any dividend on shares of any junior stock.

        In the event of a voluntary or involuntary liquidation, holders of Senior Preferred shall be entitled to be paid for each share held, out of funds legally available for distribution, in an amount equal to the sum of the liquidation value of $10.00 per share plus an amount of cash equal to all accumulated and unpaid dividends before any payments to the holders of junior stock. Certain events that may be considered a "change of control" of the Company or certain sales of all or substantially all of the Company's assets would be deemed to be a Liquidation Event under the terms of the Senior Preferred unless the holders of 80% of the then outstanding shares of Senior Preferred elect not to treat them as a Liquidation Event. In addition, certain Senior Preferred shares held by officers of the Company may be required to be redeemed at the option of the employee upon termination of employment. These put options terminate upon the consummation of a public offering of stock or a "change in control" of the Company. If such funds are insufficient to permit payment in full to the Senior Preferred holders, then the assets available for distribution will be paid ratably in proportion to the amounts held by the Senior Preferred holders. At December 26, 2003, December 27, 2002 and December 28, 2001, dividends accrued on Senior Preferred were approximately $143.6 million, $95.0 million and $52.5 million, respectively. No dividends have been declared or paid. In December 2003, the Company redeemed 19,874 shares of preferred stock for $0.2 million.

9.    STOCKHOLDERS' EQUITY

        Common Stock Split—During 2001, the Company declared a three-for-one split of its common stock. As a result of the stock split, the accompanying consolidated financial statements retroactively reflects an increase in the numbers of outstanding shares of common stock.

        Stockholder Loans—In connection with the Company's common stock becoming privately held and the Barnett Acquisition, the Company issued stockholder loans to employees in the amount of $3.1 million to purchase 229,380 (restated for the stock split) shares of common stock and 302,819 shares of preferred stock. Stockholder loans of $1.2 million were granted in connection with the Going-Private Transaction. The loans are payable upon termination of employment, the sale of securities purchased in connection with the loans, or on May 16, 2005. The notes bear interest at the rate equal to the rate payable by the Company under its credit facility, as adjusted quarterly, not to exceed 8.0%. As of December 26, 2003 and December 27, 2002, $345 and $240, respectively, of interest has accrued on the notes and has been included as a portion of stockholder loans in stockholders' equity. These notes can be prepaid at any time without penalty. Stockholder loans of $1.9 million were granted in connection with the Barnett Acquisition. The amount of these notes is equivalent to deferred compensation agreements granted to the same individuals (see Note 10). Amounts under the deferred compensation plans vest on a monthly basis over a 24-month period, and vested amounts can be paid out to offset the stockholder loans. As of December 26, 2003 and December 27, 2002, $1.9 million of these stockholder loans has been repaid using distributions from the deferred compensation plans.

10.    PROFIT SHARING PLAN

        The Company has qualified profit sharing plans under Section 401(k) of the Internal Revenue Code. Contributions to the plans by the Company are made at the discretion of the Company's Board of Directors. Company contributions to the plans were approximately $0.7 million, $1.3 million and $1.3 million for 2003, 2002 and 2001, respectively.

11.    COMMITMENTS AND CONTINGENCIES

        Lease Commitments—The Company leases its facilities under operating leases expiring at various dates through 2008. Minimum future rental payments under these leases as of December 26, 2003 are as follows:

2004	$10,899
2005	9,717
2006	7,577
2007	6,033
2008	4,523
Thereafter	7,688

Total	$46,437

        The Company operates a distribution center, which is leased from an entity, which is partially owned by a stockholder and director of the Company. Minimum annual rent payable under this lease is approximately $289, plus all real estate taxes and assessments, utilities and insurance related to the premises. Total rent expense for this lease was approximately $289 in 2003, 2002 and 2001. This lease expires on May 31, 2006 and does not contain any renewal terms. The Company believes that the terms of the lease are no less favorable to it than could be obtained from an unaffiliated party. The officer sold his ownership interest in the property in September 2002.

        The Company leases an office building from a stockholder and director of the Company. As amended in March 1995, under the terms of the lease, the Company is required to pay approximately $137 annually, plus all real estate taxes and assessments, utilities and insurance related to the premises. Total rental expense for this lease was $137 for 2003, 2002 and 2001. The lease expires on April 30, 2004 and does not contain any renewal terms. The Company believes that the terms of the lease are no less favorable to it than could be obtained from an unaffiliated party.

        Rent expense under all operating leases was approximately $15.7 million, $14.8 million, and $13.9 million for 2003, 2002 and 2001, respectively. Certain of the leases provide that the Company pays taxes, insurance and other operating expenses applicable to the leased premises.

        Employment Agreement—The Company has employment agreements with certain officers of various dates through 2005, unless terminated earlier by the Company, at combined annual base salaries of $1.2 million, subject to adjustments and plus bonuses.

        Management Agreement—In May 2000, the Company entered into an advisory agreement with a significant stockholder of the Company, which provides for an annual advisory fee of $250 plus out-of-pocket expenses of up to $25 per year. The management agreement terminates in September 2005.

        Contingent Liabilities—At December 26, 2003 and December 27, 2002, the Company was contingently liable for unused letters of credit aggregating approximately $6.0 million and $5.9 million, respectively.

        Legal Proceedings—The Company is involved in various legal proceedings in the ordinary course of its business that are not anticipated to have a material adverse effect on the Company's results of operations or financial position.

        Deferred Compensation Agreements—Effective September 29, 2000, the Company established deferred compensation agreements in the amount of $1.9 million with officers of the Company. Interest is payable on the amounts at the long-term federal rate, compounded semi-annually, starting on the date of the initial deferral. The accounts vested ratably over a 24-month period and were fully vested at September 30, 2002. As of December 26, 2003 and December 27, 2002, $1.9 million of the deferred compensation has vested and has been recorded as a reduction of stockholder loans (see Note 8).

12.    STOCK OPTION PLANS

        During 2000, the Company established a Stock Award Plan, (the "2000 Plan"), under which the Company may award a total of 525,000 shares of common stock in the form of incentive stock options (which may be awarded to key employees only), nonqualified stock options, stock appreciation rights, or SARs, and restricted stock awards, all of which may be awarded to directors, officers, key employees and consultants. The exercise price per share for an incentive stock option may not be less than 100% of the fair market value of a share of common stock on the grant date. The exercise price per share for an incentive stock option granted to a person owning stock possessing more than 10% of the total combined voting power of all classes of stock may not be less than 110% of the fair market value of a share of common stock on the grant date, and may not be exercisable after the expiration of ten years from the date of grant. The Company's compensation committee will determine in its sole discretion whether a SAR is settled in cash, shares or a combination of cash and shares.

        A summary of the status of the Company's stock option plans is as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share	Options Exercisable at Year End
Outstanding at December 28, 2001	125,805	$1.67–$20.33	$9.00	25,161

Outstanding at December 27, 2002	125,805	$1.67–$20.33	$9.00	50,322

2003:
Granted	66,579	$0.50	$0.50
Cancelled	4,852	$0.50	$0.50

Outstanding at December 26, 2003	187,532	$0.50–$20.33	$6.17	106,174

        The following table summarizes information about the stock options outstanding under the Company's option plan as of December 26, 2003:

Exercise Price	Options Outstanding at December 26, 2003	Weighted Average Remaining Life	Weighted Average Exercise Price	Options Exercisable at December 26, 2003	Weighted Average Exercise Price
$ 1.67	41,935	1.5 years	$1.67	25,161	$1.67
5.00	41,935	1.5 years	5.00	25,161	5.00
20.33	41,935	1.5 years	20.33	25,161	20.33
0.50	61,727	4.0 years	0.50	30,691	0.50

	187,532		6.17	106,174	6.17

        All stock options granted were at prices no less than the fair market value of the common stock at the grant date.

        The Company accounted for the option plans in accordance with APB Opinion No. 25, under which no compensation cost has been recognized for stock option awards.

        Compensation cost for options granted in 2003, determined based on the fair value at the grant date consistent with the method prescribed by SFAS 123, did not have a material effect on net income. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions used for options granted in 2003: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 4.02% and expected life of 5 years.

13.    PROVISION FOR INCOME TAXES

        The provision (benefit) for income taxes for the years 2003, 2002 and 2001, is as follows:

	2003	2002	2001
Current:
Federal	$2,428	$2,858	$5,852
State	577	547	190
Foreign	518	394	401

	3,523	3,799	6,443

Deferred
Federal	1,167	420	(4,727)
State	(143)	—	879

	1,024	420	(3,848)

	$4,547	$4,219	$2,595

        The components of income before income taxes were as follows:

	2003	2002	2001
United States	$10,454	$10,290	$1
Foreign	1,245	1,075	936

Total	$11,699	$11,365	$937

        The reconciliation of the provision for income taxes at the federal statutory tax rate to the provision for income taxes is as follows:

	2003	2002	2001
Federal statutory tax rate	35%	35%	35%
State income taxes, net of federal benefit	2%	3%	74%
Non-deductible expenses	1%	1%	7%
Foreign income taxes	1%	1%	8%
Goodwill amortization	—%	—%	183%
Other	—%	(3)%	(30)%

	39%	37%	277%

        Deferred income taxes result primarily from temporary differences in the recognition of certain expenses for financial and income tax reporting purposes.

        The components of the Company's deferred tax assets and liabilities at December 26, 2003 and December 27, 2002 consists of the following:

	2003	2002
Deferred tax assets:
Inventory	$3,578	$3,091
Bad debt reserves	2,206	1,857
Interest rate swaps	4,478	6,324
Closing cost accrual	1,659	2,502
Bonus accrual	602	459
Vacation accrual	287	361
Vendor discounts	793	1,149
Other	778	842

Total deferred tax assets	14,381	16,585

Deferred tax liabilities:
Identifiable intangibles	(23,494)	(23,740)
Depreciation	(2,390)	(2,454)
State taxes	(443)	(506)
Other	(279)	(206)

Total deferred tax liabilities	(26,606)	(26,906)

Net deferred tax liabilities	$(12,225)	$(10,321)

14.    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The following is a summary of our quarterly results of operations for the years ended December 26, 2003 and December 27, 2002. All amounts are in thousands, except per share amounts:

	Quarter
	First	Second	Third	Fourth	Total
2003
Net sales	$154,864	$159,686	$166,676	$158,912	$640,138
Gross profit	59,159	60,458	63,368	61,259	244,244
Net income (loss)	3,496	(5,426)	4,804	4,278	7,152
Net loss to common stockholders	(8,065)	(17,390)	(7,577)	(8,439)	(41,471)
Basic loss per share	(1.50)	(3.23)	(1.41)	(1.57)	(7.71)
Diluted loss per share	(1.50)	(3.23)	(1.41)	(1.57)	(7.71)
2002
Net sales	$157,134	$163,143	$166,025	$151,228	$637,530
Gross profit	58,088	60,234	60,351	57,645	236,318
Net income	3,158	1,784	299	1,905	7,146
Net loss to common stockholders	(6,919)	(8,648)	(10,493)	(9,264)	(35,324)
Basic loss per share	(1.28)	(1.61)	(1.95)	(1.72)	(6.56)
Diluted loss per share	(1.28)	(1.61)	(1.95)	(1.72)	(6.56)

15.    SUBSIDIARY GUARANTORS

        The Company completed an offering of $200 million principal amount of Senior Subordinated Notes in connection with its Refinancing Transactions. The Company filed a registration statement with the Securities and Exchange Commission with respect to an exchange offer for the Senior Subordinated Notes and with respect to resales of the Senior Subordinated Notes by an affiliate of the Company for market-making purposes. The registration statement was declared effective by the SEC and the exchange offer was consummated. The Company's new Senior Subordinated Notes are fully and unconditionally guaranteed, jointly and severally, on a subordinated basis by Wilmar Holdings, Inc., Wilmar Financial, Inc., and Glenwood Acquisition LLC (100%-owned subsidiaries of Interline). The guarantees by these subsidiary guarantors will be senior to any of their existing and future subordinated obligations, equal in right of payment with any of their existing and future senior indebtedness and subordinated to any of their existing and future senior indebtedness. Accordingly, consolidating financial statements for Interline Brands, Inc. and the Subsidiary Guarantors are presented below. The guarantor subsidiaries constitute all of the Company's direct and indirect subsidiaries. Separate financial statements of the guarantor subsidiaries are not presented as we believe they would be immaterial to investors.

CONDENSED CONSOLIDATING BALANCE SHEET
As of December 26, 2003

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,527	$85	$—	$1,612
Cash-restricted	1,000	—	—	1,000
Accounts receivable — trade, net	83,684	—	—	83,684
Accounts receivable — other	12,932	—	—	12,932
Inventory	119,301	—	—	119,301
Prepaid expenses and other current assets	4,255	5	—	4,260
Deferred income taxes	10,318	—	—	10,318
Due from Parent	—	43,259	(43,259)	—
Investment in subsidiaries	64,330	—	(64,330)	—

Total current assets	297,347	43,349	(107,589)	233,107
PROPERTY AND EQUIPMENT, net	30,605	—	—	30,605
GOODWILL	202,227	—	—	202,227
INTANGIBLE ASSETS, net	90,632	—	—	90,632
OTHER ASSETS	5,412	6,614	(3,315)	8,711

TOTAL ASSETS	$626,223	$49,963	$(110,904)	$565,282

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Current portion of long-term debt	$7,000	$—	$—	$7,000
Revolving credit facility	—
Accounts payable	43,170	10	—	43,180
Accrued expenses and other current liabilities	19,623	—	—	19,623
Accrued interest payable	5,803	—	—	5,803
Accrued merger expenses	4,739	—	—	4,739
Income taxes payable	(2,400)	2,400	—	—
Due to subsidiaries	43,299	—	(43,299)	—

Total current liabilities	121,234	2,410	(43,299)	80,345
LONG-TERM LIABILITIES:
Deferred income taxes	22,543	—	—	22,543
Interest rate swaps	12,793	—	—	12,793
Long-term debt, net of current portion	331,250	3,275	—	334,525

TOTAL LIABILITIES	487,820	5,685	(43,299)	450,206

SENIOR PREFERRED STOCK, $0.01 par value, 27,000,000 shares authorized; 23,600,014 shares issued and outstanding	379,612	—	—	379,612
STOCKHOLDERS' EQUITY (DEFICIENCY):
Common stock, no par value, 7,500,000 shares authorized, 5,334,546 shares issued and outstanding	1,994	—	—	1,994
Additional paid-in-capital	—	43,285	(43,285)	—
Accumulated deficit	(265,548)	24,320	(24,320)	(265,548)
Shareholder loans	(1,545)	—	—	(1,545)
Dividends	23,327	(23,327)	—	—
Accumulated other comprehensive income	563	—	—	563

TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)	(241,209)	44,278	(67,605)	(264,536)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$626,223	$49,963	$(110,904)	$565,282

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Twelve Months Ended December 26, 2003

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands)
NET SALES	$640,138	$—	$—	$640,138
COST OF SALES	395,894	—	—	395,894

Gross profit	244,244	—	—	244,244
OPERATING EXPENSES:
Selling, general and administrative expenses	171,046	45	—	171,091
Depreciation and amortization	10,949	—	—	10,949
Special costs and expenses	607	—	—	607

Total operating expenses	182,602	45	—	182,647

OPERATING INCOME (LOSS)	61,642	(45)	—	61,597
CHANGE IN FAIR VALUE OF INTEREST RATE SWAPS	5,272	—	—	5,272
EARLY EXTINGUISHMENT OF DEBT	(14,893)	—	—	(14,893)
OTHER INCOME	40	40	(40)	40
INTEREST EXPENSE, net	(54,522)	14,205	—	(40,317)
EQUITY IN EARNINGS OF SUSIDIARIES	9,260	—	(9,260)	—

Income (loss) before income taxes	6,799	14,200	(9,300)	11,699
(BENEFIT) PROVISION FOR INCOME TAXES	(353)	4,900	—	4,547

NET INCOME (LOSS)	7,152	9,300	(9,300)	7,152
PREFERRED STOCK DIVIDENDS	(48,623)	—	—	(48,623)

NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$(41,471)	$9,300	$(9,300)	$(41,471)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 26, 2003

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands)
OPERATING ACTIVITIES:
Net income (loss)	$7,152	$9,300	$(9,300)	$7,152
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings of subsidiaries	(9,300)	—	9,300	—
Depreciation and amortization	10,949	—	—	10,949
Amortization of debt issuance costs	8,374	—	—	8,374
Accretion and write off of discount on 16% senior subordinated notes	4,410	—	—	4,410
Redemption premium on 16% senior subordinated notes	3,879	—	—	3,879
Change in fair value of interest rate swaps	(5,272)	—	—	(5,272)
Loss on disposal of property and equipment	3	—	—	3
Interest income on shareholder loans	(105)	—	—	(105)
Deferred income taxes	1,024	—	—	1,024
Senior subordinated notes issued for interest due	1,674	—	—	1,674
Changes in assets and liabilities which provided (used) cash, net of effects of acquisition:
Cash—restricted	(671)	—	—	(671)
Accounts receivable—trade	449	—	—	449
Accounts receivable—other	120	—	—	120
Inventory	9,050	—	—	9,050
Prepaid expenses and other current assets	1,735	2	—	1,737
Due from parent	—	11,670	(11,670)	—
Other	(243)	(64)	—	(307)
Accrued interest payable	1,394	—	—	1,394
Accounts payable	(11,116)	10	—	(11,106)
Accrued expenses and other current liabilities	1,722	(4)	—	1,718
Accrued merger expenses	(1,383)	—	—	(1,383)
Due to subsidiaries	(11,670)	—	11,670	—
Income taxes payable	(2,400)	2,400	—	—

Net cash provided by operating activities	9,775	23,314	—	33,089

INVESTING ACTIVITIES:
Purchase of property and equipment	(4,556)	—	—	(4,556)
Purchase of investment and other assets	(575)	(3,275)	—	(3,850)
Acquisition of businesses, net of cash acquired	(18,389)	—	—	(18,389)

Net cash used in investing activities	(23,520)	(3,275)	—	(26,795)

FINANCING ACTIVITIES:
Increase in revolver and swingline, net	(18,500)	—	—	(18,500)
Repayment of long-term borrowing	(319,236)	—	—	(319,236)
Proceeds from refinaqncing transactions	340,000	—	—	340,000
Payment of debt financing costs	(13,011)	—	—	(13,011)
Repurchase of Preferred Stock	(215)	—	—	(215)
Dividends Paid	23,327	(23,327)	—	—
Contribution from Parent	(3,275)	3,275	—	—

Net cash provided by (used in) financing activities	9,090	(20,052)	—	(10,962)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	723	—	—	723

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,932)	(13)	—	(3,945)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,459	98	—	5,557

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,527	$85	$—	$1,612

CONDENSED CONSOLIDATING BALANCE SHEET
As of December 27, 2002

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,459	$98	$—	$5,557
Cash—restricted	329			329
Accounts receivable—trade, net	83,087	—	—	83,087
Accounts receivable—other	13,052	—	—	13,052
Inventory	124,479	—	—	124,479
Prepaid expenses and other current assets	5,946	7	—	5,953
Deferred income taxes	10,932	—	—	10,932
Due from Parent	—	54,929	(54,929)	—
Investment in subsidiaries	55,030	—	(55,030)	—

Total current assets	298,314	55,034	(109,959)	243,389
PROPERTY AND EQUIPMENT, net	33,585	—	—	33,585
GOODWILL	195,669	—	—	195,669
INTANGIBLE ASSETS, net	77,423	—	—	77,423
OTHER ASSETS	1,652	—	—	1,652

TOTAL ASSETS	$606,643	$55,034	$(109,959)	$551,718

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Current portion of long-term debt	$22,750	$—	$—	$22,750
Revolving credit facility	18,500	—	—	18,500
Accounts payable	53,417	—	—	53,417
Accrued expenses and other current liabilities	13,599	4	—	13,603
Accrued interest payable	4,409	—	—	4,409
Accrued merger expenses	7,426	—	—	7,426
Due to subsidiaries	54,929	—	(54,929)	—

Total current liabilities	175,030	4	(54,929)	120,105
LONG-TERM LIABILITIES:
Deferred income taxes	21,253	—	—	21,253
Interest rate swaps	18,067	—	—	18,067
Long-term debt, net of current portion	284,774	—	—	284,774

TOTAL LIABILITIES	499,124	4	(54,929)	444,199

SENIOR PREFERRED STOCK, $0.01 par value, 27,000,000 shares authorized; 23,619,888 shares issued and outstanding	331,202	—	—	331,202
STOCKHOLDERS' EQUITY (DEFICIENCY):
Common stock, no par value, 7,500,000 shares authorized, 5,385,189 shares issued and outstanding	1,994	—	—	1,994
Additional paid-in-capital	—	40,010	(40,010)	—
Accumulated deficit	(224,077)	15,020	(15,020)	(224,077)
Shareholder loans	(1,440)	—	—	(1,440)
Accumulated other comprehensive loss	(160)	—	—	(160)

TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)	(223,683)	55,030	(55,030)	(223,683)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$606,643	$55,034	$(109,959)	$551,718

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Twelve Months Ended December 27, 2002

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands)
NET SALES	$637,530	$—	$—	$637,530
COST OF SALES	401,212	—	—	401,212

Gross profit	236,318	—	—	236,318
OPERATING EXPENSES:
Selling, general and administrative expenses	164,302	26	—	164,328
Depreciation and amortization	11,282	—	—	11,282
Special costs and expenses	4,893	—	—	4,893

Total operating expenses	180,477	26	—	180,503

OPERATING INCOME (LOSS)	55,841	(26)	—	55,815
CHANGE IN FAIR VALUE OF INTEREST RATE SWAPS	(5,825)	—	—	(5,825)
INTEREST EXPENSE, net	(50,142)	11,517	—	(38,625)
EQUITY IN EARNINGS OF SUSIDIARIES	7,491	—	(7,491)	—

Income (loss) before income taxes	7,365	11,491	(7,491)	11,365
PROVISION FOR INCOME TAXES	219	4,000	—	4,219

NET INCOME (LOSS)	7,146	7,491	(7,491)	7,146
PREFERRED STOCK DIVIDENDS	(42,470)	—	—	(42,470)

NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$(35,324)	$7,491	$(7,491)	$(35,324)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 27, 2002

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands)
OPERATING ACTIVITIES:
Net income (loss)	$7,146	$7,491	$(7,491)	$7,146
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings of subsidiaries	(7,491)	—	7,491	—
Depreciation and amortization	11,282	—	—	11,282
Amortization of debt issuance costs	1,669	—	—	1,669
Accretion of discount on 16% senior subordinated notes	391	—	—	391
Deferred compensation	765	—	—	765
Change in fair value of interest rate swaps	5,825	—	—	5,825
Loss on disposal of property and equipment	438	—	—	438
Interest income on shareholder loans	(76)	—	—	(76)
Deferred income taxes	420	—	—	420
Senior subordinated notes issued for interest due	2,813	—	—	2,813
Changes in assets and liabilities which provided (used) cash, net of effects of acquisition:
Accounts receivable—trade	2,074	—	—	2,074
Accounts receivable—other	(4,293)	—	—	(4,293)
Inventory	(7,329)	—	—	(7,329)
Prepaid expenses and other current assets	(2,465)	3	—	(2,462)
Due from parent	—	(7,506)	7,506	—
Other	(6)	—	—	(6)
Accrued interest payable	(1,187)	—	—	(1,187)
Accounts payable	(610)	—	—	(610)
Accrued expenses and other current liabilities	(1,355)	4	—	(1,351)
Accrued merger expenses	(3,074)	—	—	(3,074)
Due to subsidiaries	7,506	—	(7,506)	—
Income taxes payable	(2,020)	—	—	(2,020)

Net cash provided by (used in) operating activities	10,423	(8)	—	10,415

INVESTING ACTIVITIES:
Purchase of property and equipment	(4,944)	—	—	(4,944)
Investment in subsidiaries	—	—	—	—
Purchase of investment and other assets	—	—	—	—

Net cash used in investing activities	(4,944)	—	—	(4,944)

FINANCING ACTIVITIES:
Increase in revolver and swingline, net	14,500	—	—	14,500
Repayment of long-term borrowing	(17,750)	—	—	(17,750)
Payment of debt issuance costs	(35)	—	—	(35)

Net cash used in financing activities	(3,285)	—	—	(3,285)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	44	—	—	44

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,238	(8)	—	2,230
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,221	106	—	3,327

CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,459	$98	$—	$5,557

INTERLINE BRANDS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2003, DECEMBER 27, 2002 AND DECEMBER 28, 2001

(In thousands, except share data)

15.    SUBSIDIARY GUARANTORS (Continued)

CONDENSED CONSOLIDATING STATEMENT OF INCOME
For the Year Ended December 28, 2001

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands)
NET SALES	$609,356	$—	$—	$609,356
COST OF SALES	384,153	—	—	384,153

Gross profit	225,203	—	—	225,203
OPERATING EXPENSES:
Selling, general and administrative expenses	157,781	20	—	157,801
Depreciation and amortization	16,526	—	—	16,526
Special costs and expenses	3,061	—	—	3,061

Total operating expenses	177,368	20	—	177,388

OPERATING INCOME	47,835	(20)	—	47,815
CHANGE IN FAIR VALUE OF INTEREST RATE SWAPS	(6,874)	—	—	(6,874)
INTEREST EXPENSE, net	(50,688)	10,684	—	(40,004)
EQUITY IN EARNINGS OF SUBSIDIARIES	7,064	—	(7,064)

(Loss) income before income taxes	(2,663)	10,664	(7,064)	937
(BENEFIT) PROVISION FOR INCOME TAXES	(1,005)	3,600		2,595

(LOSS) INCOME BEFORE ACCOUNTING CHANGE	(1,658)	7,064	(7,064)	(1,658)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, net of income tax benefit of $2,147	(3,221)	—	—	(3,221)

NET (LOSS) INCOME	(4,879)	7,064	(7,064)	(4,879)
PREFERRED STOCK DIVIDENDS	(37,024)	—	—	(37,024)

NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$(41,903)	$7,064	$(7,064)	$(41,903)

INTERLINE BRANDS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Concluded)

YEARS ENDED DECEMBER 26, 2003, DECEMBER 27, 2002 AND DECEMBER 28, 2001

(In thousands, except share data)

15.    SUBSIDIARY GUARANTORS (Concluded)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 28, 2001

	Parent Company	Subsidiary Guarantors	Eliminations	Consolidated
	(In thousands)
OPERATING ACTIVITIES:
Net (loss) income	$(4,879)	$(7,064)	$7,064	$(4,879)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings of subsidiaries	7,064	—	(7,064)
Depreciation and amortization	16,526	—	—	16,526
Loan origination costs amortization	1,705	—	—	1,705
Accretion of discount on 16% senior subordinated notes	298	—	—	298
Deferred compensation	904	—	—	904
Change in fair value of interest rate swaps	12,242	—	—	12,242
Loss on disposal of property and equipment	(48)	—	—	(48)
Interest income on shareholder loans	(99)	—	—	(99)
Deferred income taxes	(3,848)	—	—	(3,848)
Senior subordinated notes issued for interest due	2,729	—	—	2,729
Changes in assets and liabilities which provided (used) cash, net of effects of acquisition:
Cash—restricted	(3)	—	—	(3)
Accounts receivable—trade	(10,167)	—	—	(10,167)
Accounts receivable—other	(3,492)	—	—	(3,492)
Inventory	(9,931)	—	—	(9,931)
Prepaid expenses and other current assets	5,186	(7)	—	5,179
Due from parent	—	7,059	(7,059)
Other	(263)	—	—	(263)
Accrued interest payable	1,838	—	—	1,838
Accounts payable	1,756	—	—	1,756
Deferred compensation	(514)	—	—	(514)
Accrued expenses and other current liabilities	3,744	—	—	3,744
Due to DHCs	(7,059)	—	7,059
Income taxes payable	2,020	—	—	2,020

Net cash provided by (used in) operating activities	15,709	(12)	—	15,697

INVESTING ACTIVITIES:
Purchase of property and equipment	(8,214)	—	—	(8,214)
Proceeds from sale of property and equipment	1,803	—	—	1,803
Acquisition of businesses, net of cash acquired	(1,831)	—	—	(1,831)

Net cash used in investing activities	(8,242)	—	—	(8,242)

FINANCING ACTIVITIES:
Increase in revolver and swingline, net	4,000	—	—	4,000
(Repayment of) proceeds from long-term borrowing	(12,750)	—	—	(12,750)
Payment of debt financing costs	(1,102)	—	—	(1,102)

Net cash used in financing activities	(9,852)	—	—	(9,852)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(185)	—	—	(185)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,570)	(12)	—	(2,582)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,791	118	—	5,909

CASH AND CASH EQUIVALENTS, END OF YEAR	$3,221	$106	$—	$3,327

INTERLINE
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TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
PRESENTATION OF FINANCIAL INFORMATION
INDUSTRY AND MARKET DATA
TRADEMARKS
PROSPECTUS SUMMARY
Our Company
Information About Us
The Offering
Summary Historical and Unaudited Pro Forma Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Unaudited Pro Forma Condensed Consolidated Balance Sheet As of September 24, 2004 (in thousands)
Unaudited Pro Forma Condensed Consolidated Statement of Operations Year Ended December 26, 2003 (In thousands, except per share data)
Unaudited Pro Forma Condensed Consolidated Statement of Operations Nine Months Ended September 24, 2004 (In thousands, except per share data)
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED) SEPTEMBER 24, 2004 AND DECEMBER 26, 2003 (In thousands, except share data)
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 24, 2004 AND SEPTEMBER 26, 2003 (In thousands, except per share data)
INTERLINE BRANDS, INC AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 24, 2004 (In thousands, except share data)
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) NINE MONTHS ENDED SEPTEMBER 24, 2004 AND SEPTEMBER 26, 2003 (In thousands, except share data)
INTERLINE BRANDS, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) THREE AND NINE MONTHS ENDED SEPTEMBER 24, 2004 AND SEPTEMBER 26, 2003 (In thousands, except share data)
CONDENSED CONSOLIDATING BALANCE SHEET (UNAUDITED) As of September 24, 2004
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (UNAUDITED) Three Months Ended September 24, 2004
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) Nine Months Ended September 24, 2004
INTERLINE BRANDS, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Concluded) THREE AND NINE MONTHS ENDED SEPTEMBER 24, 2004 AND SEPTEMBER 26, 2003 (In thousands, except share data)
CONDENSED CONSOLIDATING STATEMENT CASH FLOWS (UNAUDITED) Nine Months Ended September 26, 2003
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 26, 2003 AND DECEMBER 27, 2002 (In thousands except share data)
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 26, 2003, DECEMBER 27, 2002 AND DECEMBER 28, 2001 (In thousands except share data)
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY) YEARS ENDED DECEMBER 26, 2003, DECEMBER 27, 2002 AND DECEMBER 28, 2001 (In thousands except share data)
INTERLINE BRANDS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 26, 2003, DECEMBER 27, 2002 AND DECEMBER 28, 2001 (In thousands)
INTERLINE BRANDS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 26, 2003, DECEMBER 27, 2002 AND DECEMBER 28, 2001 (In thousands, except share data)
CONDENSED CONSOLIDATING BALANCE SHEET As of December 26, 2003
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS For the Twelve Months Ended December 26, 2003
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS For the Year Ended December 26, 2003
CONDENSED CONSOLIDATING BALANCE SHEET As of December 27, 2002
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS For the Twelve Months Ended December 27, 2002
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS For the Year Ended December 27, 2002
INTERLINE BRANDS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) YEARS ENDED DECEMBER 26, 2003, DECEMBER 27, 2002 AND DECEMBER 28, 2001 (In thousands, except share data)
CONDENSED CONSOLIDATING STATEMENT OF INCOME For the Year Ended December 28, 2001
INTERLINE BRANDS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Concluded) YEARS ENDED DECEMBER 26, 2003, DECEMBER 27, 2002 AND DECEMBER 28, 2001 (In thousands, except share data)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS For the Year Ended December 28, 2001